EXHIBIT 2.1

INVESTMENT AGREEMENT

BY AND AMONG

CD&R WIMBLEDON HOLDINGS III, L.P.,

ILLINOIS TOOL WORKS INC.,

ITW DS INVESTMENTS INC.

AND

WILSONART INTERNATIONAL HOLDINGS LLC

DATED AS OF AUGUST 15, 2012

TABLE OF CONTENTS

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (this "Agreement") is made and entered into this 15th day of August, 2012, by and among CD&R Wimbledon Holdings III, L.P., a Cayman Islands limited partnership ("Investor"), Illinois Tool Works Inc., a Delaware corporation ("ITW"), ITW DS Investments Inc., a Delaware corporation and indirect wholly-owned subsidiary of ITW ("ITW Subsidiary"), and Wilsonart International Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of ITW Subsidiary (the "Company").

WITNESSETH

WHEREAS, the Company desires to issue, sell and deliver to Investor (and/or certain of its Affiliates), and Investor (and/or certain of its Affiliates) desires to purchase and acquire from the Company, 395,000 cumulative convertible participating preferred units of the Company (such units, the "Preferred Units", and such purchase and sale, the "Investment");

WHEREAS, immediately after the Closing, ITW Subsidiary will own 37,950,980 common units of the Company (the "Common Units");

WHEREAS, in connection with the Investment, ITW will cause the Reorganization to be completed and the Company shall become the direct or indirect owner of those Affiliates of ITW operating the Business;

WHEREAS, in connection with the Investment, the Company, ITW Subsidiary and Investor (and/or certain of its Affiliates) desire to enter into a limited liability company agreement of the Company (the "LLC Agreement") in substantially the form attached as *Exhibit A* hereto to set forth certain terms and conditions regarding the Investment and the ownership of the Preferred Units by Investor (and/or certain of its Affiliates) and the ownership of the Common Units by ITW Subsidiary and to provide for, among other things, preemptive rights, corporate governance rights, consent rights, registration rights and other obligations and rights, in each case, on the terms and conditions contained in the LLC Agreement; and

WHEREAS, in connection with the transactions contemplated hereby, ITW and Investor desire to enter into a transition services agreement in substantially the form attached as *Exhibit B* hereto to provide for certain services and other arrangements among ITW and/or the Non-Company Affiliates, on the one hand, and Investor, the Company and/or the Company Subsidiaries, on the other hand, as more fully described herein and therein.

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF PREFERRED UNITS

1.1 Preferred Units to Be Sold and Purchased at the Closing

On the terms and subject to the conditions of this Agreement, at the Closing, the Company shall issue, sell and deliver to Investor (and/or certain of its Affiliates as designated by Investor prior to the Closing), and Investor (and/or certain of its Affiliates as designated by Investor prior to the Closing) shall purchase, acquire and receive from the Company, the Preferred Units, free and clear of all Encumbrances.

1.2 Payment of Purchase Price; Receipt of Debt Financing; Reorganization Payments; Closing Payments

Subject to Section 1.3(d):

(a) Investor (and/or certain of its Affiliates as designated by Investor prior to the Closing) shall pay to the Company at the Closing $395,000,000 (the "Purchase Price"), by wire transfer of immediately available funds to the account (or accounts) designated in writing by the Company at least two Business Days prior to the Closing.

(b) At the Closing, the Company and/or its Subsidiaries shall receive the proceeds from the Debt Financing and use the Purchase Price and the proceeds from the Debt Financing to make (i) the payments to ITW and its Non-Company Affiliates set forth on Schedule 4.9(c) as part of the Reorganization and (ii) the payments contemplated by Section 4.15.

1.3 Closing

(a) On the terms and subject to the conditions of this Agreement, the sale and purchase of the Preferred Units and delivery of all of the other closing deliveries required by Sections 7.1, 7.2, and 7.3 shall take place at a closing at the offices of Debevoise & Plimpton LLP, located at 919 Third Avenue, New York, New York, 10022 (the "Closing"). The date on which the Closing actually occurs shall be called the "Closing Date". The Closing shall be deemed to take effect at 11:59 p.m., New York time, on the Closing Date.

(b) At the Closing, (i) ITW shall deliver or cause to be delivered the items specified in Section 7.1, (ii) Investor shall deliver or cause to be delivered the items specified in Section 7.2, and (iii) the Company shall deliver or cause to be delivered the items specified in Section 7.3.

(c) Substantially concurrently with the Closing, ITW shall cause its Affiliates to complete the Reorganization pursuant to Section 1.2 and Section 4.9(c) in the manner and sequence set forth on Schedule 4.9(c).

(d) Immediately following the Closing and the Reorganization, (i) if the Company Closing Adjustment is positive, then the Company shall either, as mutually agreed in good faith by ITW and Investor, (x) distribute by wire transfer of immediately available funds an amount equal to the Company Closing Adjustment to ITW Subsidiary and/or (without duplication) (y) cause one or more Company Subsidiaries to pay by wire transfer of immediately available funds

an amount equal to the Company Closing Adjustment to one or more Non-Company Affiliates as an adjustment to amounts paid pursuant to the Reorganization and (ii) if the Company Closing Adjustment is negative, then ITW Subsidiary shall either, as mutually agreed in good faith by ITW and Investor, (a) contribute by wire transfer of immediately available funds an amount equal to the absolute value of the Company Closing Adjustment to the Company and/or (without duplication) (b) cause one or more Non-Company Affiliates to pay by wire transfer of immediately available funds an amount equal to the absolute value of the Company Closing Adjustment to one or more Company Subsidiaries as an adjustment to amounts paid pursuant to the Reorganization.

1.4 Closing Date

(a) The Closing Date shall be the date that is three Business Days after satisfaction or waiver of the conditions set forth in ARTICLE VI (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions); provided that, notwithstanding the foregoing, (x) the Closing shall not occur until the earlier of (i) a date during the Marketing Period specified by Investor on three Business Days' written notice to ITW and (ii) the third Business Day immediately following the end of the Marketing Period and (y) the Closing shall not occur until such time as the Reorganization will be completed substantially concurrently therewith in accordance with its terms as contemplated by Sections 4.9(a) and 4.9(c) (subject in each case to the satisfaction or waiver of all of the conditions set forth in ARTICLE VI as of the date determined pursuant to this proviso).

(b)

(1) Notwithstanding anything to the contrary contained in this Agreement, as part of the Reorganization, the assignment, transfer, conveyance and delivery of the equity interests of Wilsonart (Shanghai) Co. Ltd. (the "Deferred Entity"), an entity organized under the laws of the People's Republic of China (the "Deferred Closing Country") shall not occur on the Closing Date if the Deferred Entity has not received (i) an amended and updated Certificate of Approval for Establishment of Enterprises with Foreign Investment showing Wilsonart International Holdings S.à.r.l. as the 100% shareholder of the Transferred Entity (the "New Certificate") and (ii) a new business license reflecting Wilsonart International Holdings S.à.r.l. as the 100% shareholder of the Deferred Entity (the "New Business License") prior to the Closing Date.

(2) The assignment, transfer, conveyance and delivery of the Deferred Entity with respect to the Deferred Closing Country shall take place at a closing (the "Deferred Closing") at the offices of Debevoise & Plimpton LLP, located at 919 Third Avenue, New York, New York, 10022, on the third Business Day after receipt of the New Certificate and New Business License (the "Deferred Closing Date").

(3) At the Deferred Closing, the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver a letter signed by the parties hereto confirming their receipt of the New Certificate and New Business License (the "Deferred Closing Letter") and such other documents and instruments as may be reasonably necessary to evidence the transfer of the Deferred Entity. The form of the Deferred

Closing Letter to be executed on the Deferred Closing Date is attached hereto as *Exhibit C*.

(4) Notwithstanding anything contained herein to the contrary, but subject to the receipt of the New Certificate and New Business License, and subject to Section 1.4(b)(8), there shall be no conditions required to be satisfied or waived prior to the Deferred Closing in order to consummate the transactions contemplated by this Section 1.4(b).

(5) During the period between the Closing Date and the Deferred Closing Date, the parties hereto shall, and shall cause their respective Affiliates to, cooperate fully and use commercially reasonable efforts to take such actions with respect to the Deferred Closing Country as may be reasonably requested by the other party hereto in order to permit the transfer of the Deferred Entity in accordance with this Section 1.4(b) as promptly as practicable.

(6) Prior to the occurrence of the Deferred Closing, the Deferred Entity and its assets, operations and liabilities shall be held for the account of the Company and the Company Subsidiaries and the Company and the Company Subsidiaries shall be responsible for all liabilities, obligations and commitments, incurred or asserted as a result of the Deferred Closing or the direct or indirect ownership, management or operation of the Deferred Entity.

(7) From the Closing Date to the Deferred Closing Date, unless the context clearly requires otherwise, all references in this Agreement to the "Closing" or the "Closing Date" shall, with respect to the Deferred Entity, be deemed to refer to the Deferred Closing or the Deferred Closing Date, as applicable, for the Deferred Entity and the parties hereto shall continue to comply with all covenants and agreements contained in this Agreement that are required by their terms to be performed prior to the Closing in respect of the Deferred Entity.

(8) If the Deferred Closing Date has not occurred within one hundred and seventy (170) days following the Closing Date, the parties shall, at the request of Investor, take all actions necessary to unwind the purchase and sale of the Deferred Entity and ITW shall, within five (5) Business Days, refund the Company (or a Company Subsidiary selected by the Company) the purchase price amount that was paid to ITW or a Non-Company Affiliate in respect of the Deferred Entity pursuant to step 36 of the Reorganization set forth on Schedule 4.9(c), together with interest thereon at the Prime Rate from the Closing Date until the date of such payment.

1.5 Company Closing Adjustment

(a) Not more than 15 and not less than five Business Days prior to the Closing Date, ITW shall deliver to Investor ITW's (i) reasonable good faith estimate of the Closing Net Operating Assets, prepared in accordance with the Calculation Principles ("Estimated Closing Net Operating Assets"), (ii) reasonable good faith estimate of the Closing Cash ("Estimated Closing Cash"), and (iii) reasonable good faith estimate of the Closing Indebtedness ("Estimated

Closing Indebtedness"). For illustrative purposes only, contained in Schedule 1.5(a) is an example calculation of the Closing Net Operating Assets assuming the Closing Date occurred on June 30, 2012 and based on information available as of the date of this Agreement.

(b) The "Company Closing Adjustment", shall be an amount equal to the following:

(1) the amount of Estimated Closing Cash, *less*

(2) the amount of Estimated Closing Indebtedness, *plus*

(3) if the Estimated Closing Net Operating Assets are greater than the Reference Amount, an amount equal to such excess, and *less*

(4) if the Estimated Closing Net Operating Assets are less than the Reference Amount, an amount equal to such deficit.

(c) Within 60 calendar days after the Closing, Investor shall prepare and deliver to ITW a statement (the "Post-Closing Statement"), prepared in accordance with the Calculation Principles, setting forth (i) Closing Net Operating Assets, (ii) Closing Cash, (iii) Closing Indebtedness and (iv) a detailed calculation of each of the aforementioned, which shall include a full balance sheet of the Company and the Company Subsidiaries on a combined basis together with detailed information and supporting schedules as well as working papers. The Post-Closing Statement shall not introduce any new or different accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies other than those set forth in the Calculation Principles.

(d) Investor shall (i) permit ITW and its representatives to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements and memoranda) pertaining to or used in connection with the preparation of the Post-Closing Statement and the calculation of the Closing Net Operating Assets, Closing Cash, and Closing Indebtedness and provide ITW with copies thereof and (ii) provide ITW and its representatives reasonable access to Investor's and the Company's and the Company Subsidiaries' employees and accountants as reasonably requested by ITW to verify the accuracy of the Post-Closing Statement. ITW shall notify Investor in writing of its acceptance or dispute of any amounts reflected on the Post-Closing Statement within 45 calendar days after ITW's receipt of such statement. Any such notice of disagreement (the "Notice of Disagreement") shall specify those items or amounts as to which ITW disagrees and describe the basis of such disagreement (and shall include ITW's proposed changes to the calculation of Closing Net Operating Assets, Closing Cash, and/or Closing Indebtedness, as applicable). ITW shall be deemed to have agreed with all items and amounts included in the Post-Closing Statement delivered pursuant to Section 1.5(c) and not specifically identified in the Notice of Disagreement.

(e) In the event of a dispute with respect to the Post-Closing Statement, Investor and ITW shall negotiate in good faith to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties. If Investor and ITW are unable to reach a resolution to such effect within 30 calendar days after Investor's receipt of the Notice of Disagreement, Investor and ITW shall submit the amounts remaining in dispute for resolution to the Dallas, Texas office of Ernst & Young LLP or such other independent

accounting firm of international reputation as is mutually agreed to and appointed by ITW and Investor (such independent accounting firm being herein referred to as the "Accounting Firm"). ITW and Investor shall use their commercially reasonable efforts to cause the Accounting Firm to, as soon as practicable but in any event within 30 calendar days after such submission, determine and report to the parties upon the remaining disputed amounts with respect to the Post-Closing Statement, and such report shall be final, binding and conclusive on the parties hereto and shall constitute an arbitral award upon which a judgment may be entered in any court having jurisdiction thereof. The Accounting Firm shall be authorized to resolve only those items remaining in dispute between the parties, within the range of the difference between Investor's position with respect thereto and ITW's position with respect thereto, and such resolution shall be based solely on the written materials submitted by the parties and the Calculation Principles and not on independent review. The Company shall bear and pay a percentage of the fees and disbursements of the Accounting Firm that is equal to the percentage of the total dollar amount of changes proposed to the Post-Closing Statement by ITW that are successful, and ITW shall bear and pay a percentage of the fees and disbursements of the Accounting Firm that is equal to the percentage of the total dollar amount of changes proposed to the Post-Closing Statement by ITW that are not successful, in each case as determined by the Accounting Firm.

(f) No later than five Business Days after Closing Net Operating Assets, Closing Cash, and Closing Indebtedness shall be finally determined in accordance with Sections 1.5(c), (d) and (e), the Company or ITW Subsidiary, as applicable, shall make the following payments:

(1) If the Closing Net Operating Assets as finally determined in accordance with Sections 1.5(c), (d) and (e) are less than the Estimated Closing Net Operating Assets, ITW Subsidiary shall contribute the amount of such shortfall to the Company.

(2) If the Closing Net Operating Assets as finally determined in accordance with Sections 1.5(c), (d) and (e) are greater than the Estimated Closing Net Operating Assets, the Company shall distribute the amount of such excess to ITW Subsidiary.

(3) If the Closing Cash as finally determined in accordance with Sections 1.5(c), (d) and (e) is less than the Estimated Closing Cash, ITW Subsidiary shall contribute the amount of such difference to the Company.

(4) If the Closing Cash as finally determined in accordance with Sections 1.5(c), (d) and (e) is greater than the Estimated Closing Cash, the Company shall distribute the amount of such difference to ITW Subsidiary.

(5) If the Closing Indebtedness as finally determined in accordance with Sections 1.5(c), (d) and (e) is less than the Estimated Closing Indebtedness, the Company shall distribute the amount of such difference to ITW Subsidiary.

(6) If the Closing Indebtedness as finally determined in accordance with Sections 1.5(c), (d) and (e) is greater than the Estimated Closing Indebtedness, ITW Subsidiary shall contribute the amount of such difference to the Company.

(g) Any payment to be made as a result of an adjustment to the Company Closing Adjustment pursuant to Sections 1.5(c) through 1.5(g) shall be paid by wire transfer of

immediately available funds within five Business Days following the determination date. In the event of a failure to timely make such payment, interest shall accrue on such amount for the period commencing on the payment due date through the date on which such payment is made calculated at the Prime Rate. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed. The aggregate payments to be made by the Company or ITW Subsidiary as a result of all adjustments to the Company Closing Adjustment pursuant to Sections 1.5(c) through 1.5(g) may be netted against all amounts owed to such party as a result of such adjustments to the Company Closing Adjustment.

(h) Any payment to be made as a result of the calculation of the Company Closing Adjustment or an adjustment thereto pursuant to Sections 1.5(b) through 1.5(g) or Section 4.9(b) shall, as mutually agreed in good faith by ITW and Investor, be deemed to be (i) an adjustment to the amount distributed by the Company to ITW Subsidiary or its Affiliates in consideration for the contribution of assets from ITW Subsidiary to the Company and/or (ii) an adjustment to the amount paid by the Company or any Company Subsidiary to purchase assets (including stock of any Company Subsidiary) from ITW and the Non-Company Affiliates pursuant to the Reorganization, provided that the portion of any payment that related to an adjustment described in clause (ii) above may, at the discretion of the Company, be made by the buyer to the seller or by the seller to the buyer of such assets, as the case may be.

(i) Allocation of Price Per Country.

(1) Not later than ten (10) days prior to the Closing Date, Investor and ITW shall mutually agree in good faith on the value by country of the shares and assets acquired by the Company or Company Subsidiary ("Acquired Assets") as a result of the Reorganization based on an estimate of the fair market values of the Acquired Assets in each country (the "Closing Allocation Schedule"). The Closing Allocation Schedule shall be subject to amendment as set forth in clause (2) of this Section 1.5(i).

(2) Within 90 days after the Closing Date, Investor and ITW shall mutually agree on the valuation of the Acquired Assets by country according to their relative fair market values on the Closing Date. Within such 90 days, Investor shall prepare and deliver to ITW its proposed amendments to the Closing Allocation Schedule setting forth a proposed final allocation among the Acquired Assets by country (the "Final Allocation Schedule"). If ITW reasonably disagrees with the allocation reflected in the Final Allocation Schedule delivered by Investor, ITW and Investor shall cooperate in good faith to resolve such dispute, and will revise the Final Allocation Schedule to incorporate any changes agreed to by the Parties. Investor and ITW shall arrange for their respective Affiliates to act in accordance with the allocations set forth in the "Final Allocation Schedule" for all Tax purposes.

(3) Investor and ITW agree to cause the Company and Company Subsidiaries to file tax returns consistent with the Final Allocation Schedule.

(4) Each of Investor and ITW agree to promptly provide the other Party with any additional information and reasonable assistance required to complete all forms or

compute taxes arising in connection with (or otherwise affected by) the transactions contemplated hereunder.

1.6 Withholding

All payments required to be made by Investor or the Company pursuant to this Agreement (including the Reorganization) shall be made net of any applicable withholding Tax in accordance with this Section 1.6. No later than five Business Days (i) prior to Closing in the case of any payment of the Purchase Price and a positive Company Closing Adjustment and (ii) prior to the payment date in the case of any payment made pursuant to Sections 1.5(f) and 1.5(g), ITW shall provide to Investor or the Company, as applicable, with supporting documentation, the calculation of the amount of Tax, if any, to be withheld by Investor or the Company, as applicable, from such payment and remitted to any Tax Authority or supporting documentation as to why a withholding Tax should not apply to such payment. Any such withholding shall not be subject to a gross-up. Investor or the Company, as applicable, shall timely remit any such Tax to the applicable Tax Authority and, within five Business Days of payment of any such withholding Tax pursuant to this Section 1.6, Investor or the Company, as applicable, shall deliver to ITW the official receipt or Tax Return or copies thereof related to such payment.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF ITW

Except as set forth on the Schedules attached hereto (collectively, the "Schedules"), ITW hereby represents and warrants to Investor and the Company as of the date hereof and, solely with respect to the representations and warranties set forth in Sections 2.1, 2.2, 2.3(a), 2.3(b), 2.4 (other than to the extent relating to Consents from or filings or notifications with any Person other than a Governmental Body), 2.5(a), 2.5(b), 2.5(c), 2.9, 2.11, the last sentence of 2.13(e), 2.17 and 2.18 as of the Closing Date (except in each case to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)) as follows, provided, however, that disclosure in any section or subsection of the Schedules shall apply to any other section or subsection of the Schedules solely to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is relevant to another section or subsection of the Schedules:

2.1 Incorporation and Authority

Each of ITW, ITW Subsidiary, the Company and each Company Subsidiary is an entity duly organized, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of organization, formation or incorporation, as applicable, and has all requisite corporate power and authority to conduct its business as currently conducted, except for the entities set forth on Schedule 2.1 (which are being liquidated in accordance with applicable Laws). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each Company Subsidiary is duly qualified as a foreign corporation for the transaction of business and is (where such concept is applicable) in good standing under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification. ITW has made available to Investor complete copies of the respective articles of incorporation or bylaws

(or similar organizational documents) of the Company, ITW Subsidiary and each Company Subsidiary as in effect as of the date hereof. None of the Company or any Company Subsidiary is in violation of any provision of such articles of incorporation or bylaws (or similar organizational documents). Each of ITW, ITW Subsidiary and the Company has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it will be a party, to carry out and perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby. The execution and delivery by ITW, ITW Subsidiary and the Company of this Agreement and by ITW, ITW Subsidiary and the Company of the Ancillary Agreements to which it will be a party, and the consummation by ITW, ITW Subsidiary and the Company of the transactions contemplated on its part hereby and thereby, have been duly authorized by all necessary company action on the part of ITW, ITW Subsidiary and the Company. This Agreement has been, and, to the extent ITW, ITW Subsidiary or the Company is a party thereto, the Ancillary Agreements will at the Closing be, duly executed and delivered by ITW, ITW Subsidiary and/or the Company, as applicable, and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement constitutes, and when executed and delivered, to the extent ITW, ITW Subsidiary or the Company is a party thereto, the Ancillary Agreements will constitute, legal, valid and binding obligations of ITW, ITW Subsidiary and/or the Company, as applicable, enforceable against ITW, ITW Subsidiary and/or the Company, as applicable, in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

2.2 Capitalization and Subsidiaries; Registration Rights; Voting Rights

(a) As of the date hereof, all of the equity interests of the Company are held by ITW Subsidiary. As of the Closing Date, the authorized equity interests of the Company shall consist of (x) an unlimited number of Common Units, of which 37,950,980 Common Units shall be issued and outstanding and held by ITW Subsidiary after giving effect to the Reorganization, (y) an unlimited number of Preferred Units, of which 395,000 Preferred Units shall be issued and outstanding and held by Investor (and/or certain of its Affiliates) after giving effect to the Investment, and (z) an unlimited number of profits units of the Company, none of which shall be issued and outstanding. Except for the foregoing, as of the Closing, (i) there shall not be issued or authorized for issuance any voting or equity interests in the Company, or any securities convertible into or exchangeable for voting or equity interests in the Company, (ii) there shall not be reserved for issuance any voting or equity interests in the Company, or any securities convertible into or exchangeable or exercisable for voting or equity interests in the Company, and (iii) there shall not have been repurchased or redeemed, or authorizations to repurchase or redeem, any voting or equity interests in the Company, or any securities convertible into or exchangeable or exercisable for voting or equity interests in the Company. No bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equity holders of the Company may vote ("Voting Debt") are issued and outstanding. Except as specifically provided by this Agreement, including in connection with the Reorganization or as set forth in the LLC Agreement, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, contracts, preemptive rights, rights of first refusal, demands, conversion rights or other agreements, arrangements or obligations of any

character, in any such case, calling for it to purchase, redeem or otherwise acquire, or to issue, sell, transfer or otherwise dispose of any voting or equity interests in the Company or Voting Debt, or securities or rights convertible into or exchangeable therefor, or any securities representing the right to purchase or redeem or otherwise receive any voting or equity interests in the Company (including any rights plan or agreement).

(b) Except as provided in the LLC Agreement and pursuant to the Debt Financing, (i) the Company has not granted any right that remains in effect as of the Closing Date or agreed to grant any right that will be effective at any time on or after the Closing Date, to require registration under the Securities Act, or under any applicable state securities or blue sky laws, of any of the Company's or the Company Subsidiaries' presently outstanding securities or any of its securities that may be issued subsequently, and (ii) neither ITW, ITW Subsidiary, the Company nor any of the Company Subsidiaries is bound by any agreement with respect to any voting or equity securities of the Company or the Company Subsidiaries.

(c) Schedule 2.2(c) sets forth an accurate and complete list as of the Closing (following completion of the Reorganization) of the authorized capital stock (or other equity interests, as applicable) of each Company Subsidiary, the outstanding shares of capital stock (or other equity interests, as applicable) of each Company Subsidiary and the legal ownership thereof. Except for the Company Subsidiaries listed on Schedule 2.2(c), the Company will not have, after giving effect to the Reorganization, any Subsidiaries or own or hold any equity interest in any other Person. Except as set forth on Schedule 2.2(c), as of the Closing Date, (i) there shall not be issued or authorized for issuance any shares of capital stock of or other voting or equity interests in any Company Subsidiary, or any securities convertible into or exchangeable for shares of capital stock of or other voting or equity interests in any such Company Subsidiary, and (ii) there shall not be reserved for issuance any shares of capital stock of or other voting or equity interests in such Company Subsidiary, or any securities convertible into or exchangeable or exercisable for shares of capital stock of or other voting or equity interests in any such Company Subsidiary. No bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the stockholders of any Company Subsidiary may vote ("Subsidiary Voting Debt") are issued and outstanding. Except as set forth in the LLC Agreement, no Company Subsidiary has and no Company Subsidiary is bound by any outstanding subscriptions, options, warrants, calls, commitments, contracts, preemptive rights, rights of first refusal, demands, conversion rights or other agreements, arrangements or obligations of any character, in any such case, calling for it to purchase, redeem or otherwise acquire, or to issue, sell, transfer or otherwise dispose of any shares of capital stock of or other voting or equity interests in such Company Subsidiary or Subsidiary Voting Debt, or securities or rights convertible into or exchangeable therefor, or any securities representing the right to purchase or redeem or otherwise receive any shares of capital stock of or other voting or equity interests in such Company Subsidiary (including any rights plan or agreement). The representations and warranties in this Section 2.2(c) shall not apply to the Asset Sale Subsidiaries.

(d) The Company has the full corporate power and authority to issue, sell and deliver the Preferred Units to Investor, and upon the Closing, Investor (and/or certain of its Affiliates) will have good and valid title to all of the Preferred Units, free and clear of all Encumbrances other than restrictions on transfer arising under applicable securities Laws and the Ancillary Agreements.

2.3 No Conflict

The execution, delivery and performance by ITW, ITW Subsidiary and the Company of this Agreement (including, for the avoidance of doubt, the Reorganization) and the Ancillary Agreements to which they will be a party do not and will not: (a) conflict with or violate the respective articles of incorporation or bylaws (or similar organizational documents) of ITW, ITW Subsidiary, the Company or any Company Subsidiary; (b) assuming all Consents referred to in Section 2.4 have been obtained, conflict with or violate any Law applicable to ITW, ITW Subsidiary, the Company or any Company Subsidiary, or to any of their respective properties or assets; (c) except as set forth on Schedule 2.3(c), result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any right of termination, rescission, acceleration or cancellation of, or any right of Consent with respect to, any Contract, Permit, franchise or other instrument to which the Company, any Company Subsidiary or ITW (or any Affiliate thereof) is a party or by which any of the assets, properties or rights of the Company, any Company Subsidiary or ITW (or any Affiliate thereof) is bound or affected (but with respect to ITW and the Non-Company Affiliates, only such assets or properties relating to the Business); or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any Assets, except, in the case of clauses (b), (c) and (d), where such conflicts, violations, rescissions, accelerations, breaches, defaults, terminations, cancellations or failures to obtain such Consents would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.4 Consents and Approvals

The execution and delivery by ITW, ITW Subsidiary and the Company of this Agreement does not, and the execution and delivery by ITW, ITW Subsidiary and the Company of the Ancillary Agreements, to the extent each is a party thereto, will not, and the performance by ITW, ITW Subsidiary and the Company of this Agreement (including, for the avoidance of doubt, the Reorganization) and by ITW, ITW Subsidiary and the Company of the Ancillary Agreements, to the extent a party thereto, and the consummation of the transactions contemplated hereby and thereby will not, require ITW, ITW Subsidiary, the Company or any Company Subsidiary to seek or obtain any Consent from, or make any filing or notification with, any Governmental Body or other Person, except for (i) those Consents set forth on Schedule 2.4(i), (ii) compliance with the applicable requirements of the HSR Act or any other Competition Laws of the jurisdictions set forth on Schedule 2.4(ii) and (iii) those Consents from and filings with Persons (other than Governmental Bodies) the failure of which to be made or obtained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.5 Financial Statements

(a) The audited combined balance sheets of the Business as at December 31, 2010 and December 31, 2011, and the related audited combined statements of income, group equity and other comprehensive income and cash flows of the Business for the years ended December 31, 2009, December 31, 2010 and December 31, 2011, together with all related notes and schedules thereto, accompanied by the reports thereon of the independent auditors (collectively, the "Audited Financial Statements") and the unaudited combined balance sheet of the Business as at June 30, 2012, and the related combined statement of income of the Business for the period

ended June 30, 2012 (together with the Audited Financial Statements, the "Financial Statements") are included in Schedule 2.5(a). The Financial Statements (i) have been prepared based on the separate books and records of the Business and ITW (except as may be indicated in the notes thereto), (ii) have been prepared in accordance with GAAP consistently applied (subject, in the case of unaudited statements, to normal year-end adjustments which will not be material in nature or amount to the Company and its Subsidiaries and the Business taken as a whole), (iii) present fairly in all material respects the combined financial position, the results of operations and cash flows of the Business as of the respective dates thereof and for the respective periods indicated therein and (iv) have been prepared in accordance with the carve out guidelines included in SEC Staff Accounting Bulletin Topic 1 B.

(b) The Business maintains, and has maintained since January 1, 2009, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. ITW has disclosed, based on the most recent evaluation undertaken in connection with ITW's financial statements, to its external accountants (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's or ITW's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's or ITW's internal controls over financial reporting.

(c) Since January 1, 2009, no director, officer, external auditor or external accountant of ITW or its Affiliates (including the Company and the Company Subsidiaries) or, to the Knowledge of ITW, any employee (other than officers) or representative of ITW or its Affiliates (including the Company and the Company Subsidiaries), has received or otherwise been made aware of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Business, the Company or any Company Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices.

(d) Schedule 2.5(d) sets forth an accurate and complete copy of the capital expenditure budget for the Business on a combined basis for the fiscal year beginning January 1, 2012 (the "Capital Expenditure Budget").

2.6 No Undisclosed Material Liabilities

Neither the Company nor any Company Subsidiary has, after giving effect to completion of the Reorganization, any Liabilities, whether known, unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case that are required under GAAP to be reflected in the Financial Statements or disclosed in the notes thereto, except (a) as set forth in Schedule 2.6, (b) Liabilities disclosed or reserved against in the Financial Statements as at the Balance Sheet Date or specifically disclosed in the notes thereto, (c) Liabilities that have arisen after the Balance Sheet Date in the ordinary course of business, (d) Liabilities which, individually or in the aggregate, would not be material to the Company and the Company

Subsidiaries, taken as a whole, (e) Liabilities that are Tax liabilities incurred in connection with the Reorganization, to the extent ITW and ITW Subsidiary have agreed to provide indemnification pursuant to Section 5.1, and (f) Liabilities that are specifically contemplated by this Agreement and incurred after the date hereof. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand, or any "off-balance sheet arrangement" (as defined in Item 303(a) of Regulation S-K of the SEC)).

2.7 Litigation

As of the date hereof, except as set forth on Schedule 2.7, there is no suit, action or proceeding (administrative or judicial) by or before any Governmental Body ("Proceeding") pending or, to the Knowledge of ITW, threatened against ITW or any of its Affiliates (including the Company and the Company Subsidiaries), or any of their respective assets, rights or and properties which bring into question the validity of this Agreement or that would reasonably be expected, individually or in the aggregate, to be materially adverse to the Business or the Company and the Company Subsidiaries, taken as a whole. There are no Governmental Orders seeking or purporting to enjoin or restrain the execution, delivery and performance by ITW or the Company of this Agreement or the consummation by ITW or any of its Affiliates (including the Company and the Company Subsidiaries) of the transactions contemplated hereby or that would reasonably be expected to be materially adverse to the Business or the Company and the Company Subsidiaries, taken as a whole.

2.8 Employee Benefits

(a) Schedule 2.8(a) lists, as of the date of this Agreement, each material Employee Plan (other than an ITW Benefit Plan and other than a Material Statutory Plan) that the Company or any Company Subsidiary sponsors, maintains or contributes to, or is required to maintain or contribute to for the benefit of, and each Material Employment Agreement with, any current or former Business Employee (without regard to materiality and without regard to the exclusion of Material Statutory Plans, the "Company Benefit Plans"). No Company Benefit Plan or Transferred Benefit Plan provides benefits to any individual other than current or former employees of the Company or the Company Subsidiaries, Persons who provide or have provided services in respect of the Business and any beneficiaries and dependents of the foregoing.

(b) Schedule 2.8(b) lists, as of the date of this Agreement, each material Employee Plan that ITW or any Non-Company Affiliate maintains or contributes to, or is required to maintain or contribute to as of the date hereof for the benefit of, and each Material Employment Agreement with, any current or former Business Employee and any other current or former employee of ITW or any Non-Company Affiliate, excluding any statutory plans or similar employee benefits required by Law (without regard to materiality, and collectively with Material Statutory Plans maintained or contributed to for the benefit of any current or former Business Employee, the "ITW Benefit Plans," and, together with the Company Benefit Plans, the "Business Benefit Plans").

(c) With respect to each material Company Benefit Plan and Transferred Benefit Plan, ITW has provided Investor, to the extent applicable, complete and correct copies of: all written plan documents and all amendments thereto; all trust agreements, insurance contracts or other funding arrangements therefor; the most recent actuarial and trust reports; the most recent Forms 5500 and all schedules thereto; the most recent IRS determination letters; and all current summary plan descriptions and summaries of material modification (or with respect to the foregoing items, the equivalent thereto required by any foreign Governmental Body). ITW has provided Investor with complete and correct copies of (i) all employment agreements with respect to Business Employees who are eligible to be identified on Schedule 4.6(j) (other than Business Employees in the U.S. not covered by an employment agreement that provides for severance benefits), and (ii) all employment agreements with Business Employees who are either non-sales employees with a seniority of General Manager or higher or are controllers (the "Material Employment Agreements").

(d) Except as set forth on Schedule 2.8(d) the Company Benefit Plans and Transferred Benefit Plans have been maintained and operated in material compliance with their terms and, to the extent applicable, provisions of ERISA, the Code and all other applicable Laws, domestic or foreign. None of the Company Benefit Plans or Transferred Benefit Plans are, to the Knowledge of ITW, presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor or any other Governmental Body, domestic or foreign. Other than routine claims for benefits, there are no material Proceedings pending or, to the Knowledge of ITW, threatened with respect to any Company Benefit Plan or Transferred Benefit Plan.

(e) Each Company Benefit Plan or Transferred Benefit Plan intended to be qualified or otherwise receive favorable Tax treatment under applicable Law has, if necessary, been determined by the applicable Governmental Body or Tax Authority to be so qualified, and to the Knowledge of ITW, there are no existing circumstances or events that would reasonably be expected to result in any revocation of, or a change to, such qualification or entitlement to favorable Tax treatment under applicable Law.

(f) With respect to Business Employees, ITW and its Affiliates (including the Company and each Company Subsidiary) is in compliance with all applicable Laws respecting employment and labor, including discrimination, workers' compensation, classification of workers as exempt or non-exempt or as employees or independent contractors, immigration, employee leave issues, wages and hours, occupational safety and health, fair labor standards and the WARN Act and any similar state, local or foreign laws, except such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g) Except as set forth on Schedule 2.8(g), no Company Benefit Plan or Transferred Benefit Plan is subject to Section 412 of the Code or Section 302 of ERISA. Schedule 2.8(g) lists each Company Benefit Plan or Transferred Benefit Plan that is subject to minimum funding standards under applicable Law, and each such Company Benefit Plan or Transferred Benefit Plan satisfies such standards under applicable Law, and no waiver of such funding has been sought or obtained.

(h) Except as set forth in Schedule 2.8(h), neither the Company nor any Company Subsidiary is a party to or bound by, and none of the Business Employees are covered by, any collective bargaining agreement and there are no labor unions, employee representatives, works councils or other organizations representing any Business Employees or, to the Knowledge of ITW, attempting, petitioning or purporting to represent any Business Employees. Except as set forth in Schedule 2.8(h), since January 1, 2009, there has not occurred or, to the Knowledge of ITW, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any Business Employees. There are no labor disputes currently subject to any grievance procedure, arbitration or litigation which, if adversely decided, may reasonably, individually or in the aggregate, create a liability in excess of $750,000.

(i) No Company Benefit Plan or Transferred Benefit Plan constitutes a "multiemployer plan" (within the meaning of Section 3(37) of ERISA) (a "Multiemployer Plan"). Neither the Company nor any Company Subsidiary in the past five years has contributed to or otherwise had any obligation or liability in connection with any Multiemployer Plan.

(j) Except as set forth in Schedule 2.8(j), no Company Benefit Plan or Transferred Benefit Plan provides welfare benefits after termination of employment except to the extent required by Section 4980B(f) of the Code or any similar provision of state, local or foreign Law.

(k) Except as set forth on Schedule 2.8(k), neither this Agreement nor the consummation of the transactions contemplated thereby (either alone or in combination with any other event), including, for the avoidance of doubt, the Reorganization, would reasonably be expected to (i) result in any payment becoming due or increase the amount of any compensation due to any current or former employee, officer or director of the Company or of any Company Subsidiary, (ii) increase any benefits otherwise payable under, or trigger any funding obligation under or to, any Company Benefit Plan or Transferred Benefit Plan, (iii) result in the acceleration of time of payment or vesting of any such benefits, or (iv) result in any one person, or more than one person acting as a group acquiring during a 12-month period assets from a corporation that have a total gross fair market value equal to or more than one-third of the total gross fair market value of all of the assets of such corporation immediately prior to such acquisition or acquisitions within the meaning of Section 280G of the Code.

(l) Except as set forth on Schedule 2.8(l), the execution and delivery by ITW, ITW Subsidiary and the Company of this Agreement and the Ancillary Agreements, and the performance by ITW, ITW Subsidiary and the Company of this Agreement and the Ancillary Agreements would not reasonably be expected to require ITW or any of its Affiliates (including the Company and the Company Subsidiaries) or Investor to seek or obtain any Consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any Business Employees or any representatives, labor unions, works councils or similar organizations representing Business Employees, or any Governmental Body with respect to Business Employees (except to the extent previously made or obtained prior to the date hereof).

(m) Other than as set forth in Sections 2.5, 2.6, and this Section 2.8, ITW does not make any other representations or warranties, either express or implied, with respect to any

matters relating to employees or employee benefits or matters pertaining to any Law relating thereto.

2.9 Taxes

(a) (i) All material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been filed in a timely manner (within any applicable extension periods) and all such Tax Returns are true, correct and complete in all material aspects, (ii) all material Taxes required to be paid with respect to the Company or any Company Subsidiary (whether or not shown on such returns) have been timely paid in full and (iii) there exist no material liens for Taxes with respect to any of the Assets of the Company or Company Subsidiaries, except for Taxes not yet due and payable.

(b) There are no outstanding agreements or waivers extending the statutory period for assessment or collection of any Taxes of the Company or any Company Subsidiary and no written powers of attorney with respect to any such Taxes. The time for filing any Tax Return with respect to the Company or any Company Subsidiary has not been extended, other than any extension to which the Company or any Company Subsidiary is entitled under applicable Law without the consent of the relevant Tax Authority or Governmental Body.

(c) Except as set forth on Schedule 2.9(c), there are no audits, Proceedings, investigations or other actions pending or threatened in writing against the Company or any Company Subsidiary in respect of Taxes or Tax Returns. No Tax Authority has asserted or threatened to assert, in each case in writing, any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against the Company or any Company Subsidiary for any taxable period for which the period of assessment or collection remains open.

(d) Except as set forth on Schedule 2.9(d), none of the Company or Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any installment sale or open transaction, (iii) any prepaid amount received or paid, or (iv) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made with respect to any taxable period ending on or prior to the Closing Date.

(e) None of the Company or Company Subsidiaries (i) during the five-year period ending on the date hereof, has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code or (ii) is or has been within the five-year period described by Section 897(c)(1) of the Code a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(f) All material Taxes that the Company or any Company Subsidiary was required to withhold or collect have been duly withheld or collected and have been paid, to the extent required by applicable Law, to the proper Tax Authority. The Company and each Company Subsidiary have complied in all material respects with the rules and regulations relating to the withholding and remittance of Taxes.

(g) Except as set forth on Schedule 2.9(g), none of the Company or Company Subsidiaries (i) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or foreign Law), in either case that would be binding upon the Company or any Company Subsidiary after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes or (iii) has any liability for the Taxes of any Person (other than for the Company or any Company Subsidiary excluding Asset Sale Subsidiaries) whether under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, pursuant to any Tax sharing or indemnity agreement or other contractual agreements, or otherwise.

(h) None of the Company or Company Subsidiaries has engaged in any "listed transactions" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) Following the Closing, none of the Company or Company Subsidiaries will be included in a consolidated, combined, unitary, VAT, group relief or other similar group where such group includes a member other than the Company and the Company Subsidiaries excluding Asset Sale Subsidiaries.

(j) (i) Between the Balance Sheet Date and the date hereof, all Intercompany Balances and Intracompany Obligations (other than trade payables and receivables) that have been settled have been settled in full in cash, and (ii) all Intercompany Balances and Intracompany Obligations that exist as of the date hereof or that are created after the date hereof, other than (x) as set forth on Schedule 4.9(c) or (y) for trade payables and receivables, will be settled in full in cash prior to the Closing.

(k) All the steps undertaken by ITW and its Affiliates on or prior to the Closing necessary to effectuate the transfer of the Business under the ownership of the Company, other than (i) the settlement of Intercompany Balances or Intracompany Obligations that are trade payables and receivables and (ii) the settlement on or prior to the date of this Agreement of Intercompany Balances not described in clause (i) have been fully disclosed on Schedule 4.9(c), subject to the modifications permitted under Section 4.9(c).

(l) No election has been made and no election will be made prior to Closing under Treasury Regulation Section 301.7701-3 to treat the Company as a corporation for U.S. federal income tax purposes. Other than Wilsonart International Holdings S.à.r.l, Wilsonart (Thailand) Co. Ltd. and Fellowell Holdings Co. Ltd., each non-US entity of the Company after the Reorganization shall be treated as a disregarded entity (or partnership) for U.S. federal income tax purposes.

(m) The aggregate "earnings and profits" (within the meaning of Section 316 of the Code) of Wilsonart (Thailand) Co. Ltd. and Fellowell Holdings Co. Ltd. (other than previously taxed earnings and profits subject to the rules of Section 959 of the Code) immediately after the Closing Date will not exceed $10 million. Neither the Company nor any Company Subsidiary will have any inclusion under Section 951 of the Code at the end of the taxable year of Wilsonart (Thailand) Co. Ltd. or Fellowell Holdings Co. Ltd. that includes the Closing Date as a result of

any transactions or activities occurring between the beginning of such taxable year through the Closing.

(n) The tax group (*Organschaft*) between ITW (Deutschland) GmbH and Resopal GmbH for corporate income tax purposes and trade tax purposes is validly existing since it was established.

2.10 Absence of Certain Changes or Events

Since the Balance Sheet Date, there has not been any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Other than as set forth in Section 4.9, between the Balance Sheet Date and the date hereof (a) the Business had been conducted in the ordinary course consistent with past practices and (b) except as set forth on Schedule 2.10, neither ITW nor any of its Affiliates (including the Company and the Company Subsidiaries) has taken any action that would, if taken after the date hereof, require the consent of Investor under clause (5), (6), (7), (8), (11), (12), (13), (14) or (16) of Section 4.1(b).

2.11 Title to Assets; Sufficiency of Assets

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and the Company Subsidiaries have valid (and, in the case of Owned Real Property, valid and marketable fee simple) title to, or have a valid leasehold or licensed interest in, all of the tangible and intangible assets (real and personal, including all Intellectual Property (except as set forth on Schedule 2.13(a)-1)) that (i) are used or held for use in connection with the Business, (ii) are reflected on the Financial Statements or (iii) were acquired by the Business after the Balance Sheet Date (collectively, the "Assets"), in each case, free and clear of all Encumbrances, except for Permitted Encumbrances, it being understood that this representation and warranty shall not apply to any Asset disposed of by the Company or any Company Subsidiary (x) after the Balance Sheet Date and prior to the date hereof, or (y) after the date hereof and not in violation of this Agreement.

(b) The Assets that will be owned, leased or licensed by the Company and the Company Subsidiaries immediately after giving effect to the Reorganization (excluding, for the avoidance of doubt, the Asset Sale Subsidiaries), together with the Shared Contracts to be replicated pursuant to Section 4.14(b), the Leased Employee Agreement and the services and Intellectual Property that will be provided or licensed pursuant to the Transition Services Agreement, constitute all of the assets, properties and rights required for the conduct of the Business as conducted by ITW and its Subsidiaries (including the Company and the Company Subsidiaries) in all material respects as of the Balance Sheet Date, the date hereof and immediately prior to the Closing. After giving effect to the Reorganization, ITW and the Non-Company Affiliates (including, for the avoidance of doubt, the Asset Sale Subsidiaries) will not own or have any interest in (other than to extent resulting from their ownership of the Common Units) any tangible or intangible assets (real or personal, including Intellectual Property) that are used or held for use in connection with the Business and that are material to the conduct of the Business except the Shared Contracts to be replicated pursuant to Section 4.14(b), the Leased

Employee Agreement and the services and Intellectual Property that will be provided or licensed pursuant to the Transition Services Agreement.

2.12 Real Property

(a) Schedule 2.12(a) sets forth an accurate and complete list of all real property owned by the Company and the Company Subsidiaries or that otherwise primarily relates to the Business and is owned by ITW or any Non-Company Affiliate, in each case, as of the date hereof (together with all structures, facilities, improvements and fixtures presently or hereafter located thereon or attached thereto, the "Owned Real Property"), including the address and owner of each parcel of such Owned Real Property.

(b) Schedule 2.12(b) sets forth an accurate and complete list of all real property leased, subleased, licensed or occupied by the Company or any Company Subsidiary or that otherwise relates primarily to the Business and is leased, subleased, licensed or occupied by ITW or any Non-Company Affiliate (the "Leased Real Property"), including all leases, subleases or licenses (together with any and all amendments and modifications thereto and any guarantees thereof) in effect as of the date hereof pursuant to which such Leased Real Property is leased, subleased, licensed or occupied by the Company, any Company Subsidiary or ITW (or any Affiliate thereof) as lessee, sublessee, licensee or occupant (collectively, the "Real Property Leases"), and identifying the landlord, tenant and address for each Real Property Lease. ITW has made available to Investor accurate and complete copies of each Real Property Lease.

(c) Except as set forth on Schedule 2.12(c), neither ITW nor any of its Affiliates (including the Company and the Company Subsidiaries) has leased, subleased or granted to any Person any right to possess, lease or occupy any portion of the Owned Real Property or the Leased Real Property.

(d) Except as set forth on Schedule 2.12(d), neither ITW nor any of its Affiliates (including the Company and the Company Subsidiaries) holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to purchase, acquire, sell or dispose of the Owned Real Property or the Leased Real Property or any portion thereof or interest therein or any other real property.

2.13 Intellectual Property

(a) Schedule 2.13(a) sets forth an accurate and complete list of all registered Intellectual Property and all applications for registration for Intellectual Property (the "Registered Intellectual Property") that are material to the Business, in each case, owned, beneficially or of record, by (i) the Company or any of the Company Subsidiaries or (ii) ITW or any Non-Company Affiliates as of the date of this Agreement, except as qualified by Schedule 2.13(a)-1. The Registered Intellectual Property and, to the Knowledge of ITW, the unregistered Marks, Copyrights and Trade Secrets that are owned (or after giving effect to the Reorganization will be owned) by the Company or the Company Subsidiaries and are material to the Business (collectively, the "Owned Intellectual Property") are owned free and clear of all Encumbrances other than Permitted Encumbrances, except as qualified by Schedule 2.13(a)-1.

(b) Schedule 2.13(b) sets forth a true and complete list of all Intellectual Property Contracts in effect as of the date of this Agreement that are material to the Business (excluding Intellectual Property Contracts for commercially available off-the-shelf Software that is not the subject of a negotiated agreement and excluding any Contracts for which the aggregate amount payable to or by the Company or the Company Subsidiaries related to such Contract are less than $25,000).

(c) Other than as set forth on Schedule 2.13(c), there is no pending or, to the Knowledge of ITW, threatened claim, action, opposition, interference, reexamination or proceeding that challenges the rights of the Company or any of the Company Subsidiaries in respect of any Owned Intellectual Property used by the Company or any of the Company Subsidiaries in the current conduct of the Business.

(d) Other than as set forth on Schedule 2.13(d): (i) the conduct of the Business as conducted immediately prior to the Closing does not infringe, misappropriate or violate any Intellectual Property of any Person and (ii) to the Knowledge of ITW, no Person is infringing, misappropriating or violating the Owned Intellectual Property, except in each case of (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company and the Company Subsidiaries to continue to conduct the Business as currently conducted following the Closing, (i) the Company and the Company Subsidiaries have used commercially reasonable efforts to ensure protection of the Owned Intellectual Property, including the confidentiality of their Trade Secrets and (ii) ITW and its Affiliates (including the Company and the Company Subsidiaries) have "work made for hire" arrangements or assignment agreements and confidentiality agreements in place with all Persons (including current and former employees and independent contractors) who create or have created Intellectual Property for the Business that is material to the conduct of the Business as of the date hereof and immediately following the Closing.

(f) The Company and the Company Subsidiaries have implemented reasonable backup and disaster recovery arrangements to provide for the continued operation of the Business in the event of a disaster or business interruption. The Internal IT Systems that are material to the Business (i) are in good repair and operating condition and are adequate and suitable in all material respects for the purposes for which they are being used or held for use by the Business as conducted immediately prior to the Closing, (ii) conform in all material respects with their related documentation and (iii) do not contain any virus, Trojan, or other malicious code that would reasonably be expected to interfere in any material respect with the Business. The Company and the Company Subsidiaries have not, in the past three (3) years, experienced any data security breach or failure or unauthorized data release incident that has had a material adverse effect on the Business.

2.14 Contracts

Schedule 2.14 sets forth an accurate and complete list of all Contracts in effect as of the date hereof to which the Company or any Company Subsidiary, or ITW or any Non-Company

Affiliate (but with respect to ITW and any Non-Company Affiliate, only such Contracts relating to the Business), is a party (other than purchase orders or standard sales orders entered into by the Company or any Company Subsidiary, as applicable, in the ordinary course of business) which by its terms:

(a) is not terminable at will within six months and requires future expenditures or other performance with respect to goods, equipment or services having an annual value in excess of $250,000.

(b) relates to the obligation of the Company to purchase products, materials, supplies, goods, equipment, other assets or services pursuant to which payments of $1,000,000 or more were made during the 12-month period ending on December 31, 2011.

(c) relates to the obligation of the Company to sell products or services pursuant to which payments of $2,000,000 or more (in the U.S.) or $500,000 or more (outside of the U.S.) were received during the 12-month period ending on December 31, 2011.

(d) relates to any Indebtedness other than Intercompany Balances or Intracompany Obligations.

(e) (i) limits the ability of the Company or any of the Company Subsidiaries to compete in any line of business or with any Person in any geographic area or that would so limit the freedom of the Company or any of the Company Subsidiaries after the Closing or (ii) contains exclusivity obligations binding on the Company or any of the Company Subsidiaries.

(f) requires any capital commitment or capital expenditure (including any series of related expenditures) by the Company and the Company Subsidiaries of greater than $250,000.

(g) relates to the acquisition or disposition of any business, assets, properties or rights under which the Company and the Company Subsidiaries have any future liability greater than $500,000 with respect to an "earn-out," contingent purchase price, deferred purchase price or similar contingent payment obligation, or any indemnification obligation.

(h) constitutes a contract or agreement with any officer, employee, director, stockholder or other Affiliate of the Company that provides for payments of more than $250,000 on an annual basis (other than (x) Company Benefit Plans and ITW Benefit Plans (y) employment agreements and other agreements entered into with an officer, employee, or director in his or her capacity as such, and (z) Affiliate contracts that have been terminated prior to the Closing without any additional liability or obligation to any party).

(i) constitutes an agreement that contains any indemnification obligations of the Company or Company Subsidiaries, or credit support relating to such indemnification obligations, other than any of such indemnification obligations or credit support incurred in the ordinary course of business or that require credit support or indemnification obligations of less than $500,000.

(j) is an Intellectual Property Contract that is material to the Business (excluding Intellectual Property Contracts for commercially available off-the-shelf Software that is not the

subject of a negotiated agreement and excluding Contracts for which the aggregate amounts payable to or by the Company or the Company Subsidiaries related to such Contract are less than $25,000).

(k) reflects any partnership, joint venture or similar agreement or arrangement.

(l) is a Real Property Lease covering real property in excess of 25,000 rentable square feet.

(m) is a Shared Contract.

The Contracts described in clauses (a) through (m) are referred to herein as the "Material Contracts". ITW has made available to Investor a true and complete copy of (x) each Material Contract (including all modifications and amendments thereto and written waivers thereunder) and (y) all form purchase orders or contracts of the Company or any Company Subsidiary that are material to the business of the Company and the Company Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Material Contract to which ITW or any of its Affiliates (including the Company and the Company Subsidiaries), as applicable, is a party is in full force and effect in accordance with its respective terms. Each Material Contract is valid, binding and enforceable against ITW or such Affiliate, as applicable, and, to the Knowledge of ITW, each other party thereto in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity) and except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Business or the Company and the Company Subsidiaries, taken as a whole. Neither ITW nor any of its Affiliates (including the Company and the Company Subsidiaries) is in default, violation or breach in any material respect under (or, to the Knowledge of ITW, is alleged to be in default or breach in any material respect under) any such Material Contract to which it is a party, or has within the last 12 months provided or received written notice of any intention to terminate any such Material Contract. To the Knowledge of ITW, no event or circumstance has occurred and is continuing that constitutes or, with notice or the passage of time or both, would constitute, a default, violation or breach in any respect under any such Material Contract by any party thereto, or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss by ITW or any of its Affiliates (including the Company and the Company Subsidiaries) of any benefit thereunder, in each case, except for such defaults, breaches, violations terminations, accelerations or changes as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.15 Compliance with Laws; Permits

(a) Other than as set forth on Schedule 2.15, and with respect to ITW and the Non-Company Affiliates, solely relating to the Business, ITW and each of its Affiliates (including the Company and the Company Subsidiaries) and each of their respective Assets is in compliance with all Laws applicable to ITW and its Affiliates (including the Company and the Company Subsidiaries) and/or their respective Assets, as applicable, except as would not, individually or in

the aggregate, reasonably be expected to be material to the Business or the Company and the Company Subsidiaries, taken as a whole. The Company and each Company Subsidiary hold all Permits that are required for the conduct of the Business as now being conducted, except where the failure to have any such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 2.15 and except as would not have a material adverse effect on the Business or the Company and the Company Subsidiaries, taken as a whole, (i) all such Permits are in full force and effect, (ii) no violations are recorded in respect of any such Permits and (iii) no Proceedings are pending or, to the Knowledge of ITW, threatened to revoke, suspend, cancel or limit any such Permit.

(b) None of the Company or any Company Subsidiary or any director, officer, agent, employee or other Person acting for or on behalf of the Company, any Company Subsidiary or the Business has since January 1, 2008, violated the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption laws applicable to the Company, any Company Subsidiary or the Business in any manner that would, individually or in the aggregate, have a material adverse effect on the Business or the Company and the Company Subsidiaries, taken as a whole.

2.16 Insurance

Schedule 2.16 contains an accurate and complete list of all material policies of insurance maintained as of the date of this Agreement with respect to the Company or any Company Subsidiary (the "Company Policies"). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) neither the Company nor any of the Company Subsidiaries is in default with respect to its obligations under any Company Policy and (b) neither the Company nor any of the Company Subsidiaries has received, since the time any Company Policy was last renewed or issued (whichever is later), written notice of termination, cancellation or non-renewal of any such Company Policy from any of its insurance brokers or carriers. As of the date hereof, there is no material claim by the Company or any of the Company Subsidiaries pending under any Company Policy as to which coverage has been denied or disputed by the underwriters of such Company Policy or in respect of which such underwriters have reserved their rights. Except as set forth on Schedule 2.16 and except with respect to claims that would not reasonably be expected to result in Losses in excess of the greater of (x) $250,000 and (y) 25% of the deductible under the applicable Company Policy, as of the Closing, (i) the Company and the Company Subsidiaries will not have any open claims (excluding workers' compensation claims) pending under any Company Policies and (ii) to the Knowledge of the Company, there will be no existing claims that may be covered under any Company Policy that will not have been reported in accordance with the terms of such Company Policy.

2.17 Environmental Matters. Except as set forth on Schedule 2.17:

(a) Each Company and Company Subsidiary complies and, since January 1, 2007 while owned by ITW, has complied with all applicable Environmental Laws, except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Each Company and Company Subsidiary holds and is in compliance with all Permits required under applicable Environmental Law to operate as it currently operates, except where the failure to hold such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Neither the Company nor any of the Company Subsidiaries has received any written notice since January 1, 2007 from any Person regarding any actual or alleged violation of Environmental Laws, or any liabilities or alleged liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws, the subject of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) There is no Proceeding by or before any Governmental Body pending or, to the Knowledge of ITW, threatened in writing against the Company or any Company Subsidiary that if determined adversely would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and there is no Governmental Order, pursuant to any Environmental Laws, under which the Company or any Company Subsidiary has outstanding obligations that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) To the Knowledge of ITW, no Release of Hazardous Substances has occurred on, at, under or from or is affecting any property currently owned or leased by the Company or any Company Subsidiary and, to the Knowledge of ITW, no Release of Hazardous Substances has occurred on, at, under or from or is affecting any property formerly owned or leased by the Company or any Company Subsidiary, in either case, in a manner that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) Neither the Company nor any Company Subsidiary has, during the period of ITW's ownership of the Company and the Company Subsidiaries, and to the Knowledge of ITW, neither the Company nor any Company Subsidiary has, during any period prior to ITW's ownership of the Company or such Company Subsidiary, as applicable, disposed of or arranged for the disposal of any Hazardous Substance that has resulted, or would reasonably be expected to result, in investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under or pursuant to any applicable Environmental Laws, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g) ITW has provided to Investor material environmental assessments, investigations and studies in the possession, custody or control of ITW or any of its Affiliates (including the Company or any of the Company Subsidiaries) (other than those subject to attorney-client privilege, for which summaries have been provided to Investor prior to the date hereof), which identify all known environmental issues at properties owned, leased or operated by the Company, any Company Subsidiary or the Business that would, individually or in the aggregate, reasonably be expect to be material to the Company and the Company Subsidiaries, taken as a whole.

(h) Notwithstanding any other provisions of this ARTICLE II, other than as set forth in Section 2.4 and this Section 2.17, ITW makes no representations or warranties, either express

or implied, with respect to matters arising under any Environmental Law or concerning any Hazardous Substance.

2.18 Financial Advisors

Other than Goldman Sachs & Co., whose expenses will be paid by ITW or the Non-Company Affiliates, no Person has acted, directly or indirectly, as an agent, broker, investment banker, finder or financial advisor for the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement, and no Person is entitled to any fee or commission or like payment from the Company or any Company Subsidiary in respect thereof. Except as otherwise agreed in writing by Investor or as expressly contemplated by this Agreement or the Ancillary Agreements, neither the Company nor any Company Subsidiary has paid or agreed to pay, reimburse or otherwise indemnify any Person for, any costs, fees or expenses incurred prior to the date of this Agreement by ITW or any Non-Company Affiliate in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby.

2.19 Transactions with Affiliates

(a) Schedule 2.19(a) lists all material Intercompany Contracts as of the Balance Sheet Date.

(b) To the Knowledge of ITW, no officer, director or employee of the Company or any Company Subsidiary, or any family member, relative or Affiliate of any such officer, director or employee, (i) owns, directly or indirectly, any interest in (A) any non-*de minimis* asset or other property used in or held for use in the Business or (B) any Person that is a competitor or a non-*de minimis* supplier or customer of the Company or any Company Subsidiary, excluding ordinary course personal investments in publicly traded entities, (ii) serves as an officer, director or employee of any Person that is a competitor or non-*de minimis* supplier or customer of the Company or any Company Subsidiary or (iii) is a debtor or creditor of the Company or any Company Subsidiary.

2.20 Customers and Suppliers

Schedule 2.20(a) lists the names of the ten largest customers as determined by annual revenue that ordered products or services from each Company Subsidiary for the 2011 fiscal year (the "Major Customers"). Schedule 2.20(b) lists the names of the ten largest suppliers (based on payments made during the 2011 fiscal year) from which each Company Subsidiary ordered raw materials, supplies or other products or services for the 2011 fiscal year (the "Major Suppliers"). As of the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice that any Major Customer or Major Supplier has terminated or threatened in writing to terminate any material agreement with the Company or any Company Subsidiary.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF INVESTOR

Investor hereby represents and warrants to ITW as of the date hereof and solely with respect to the representations and warranties set forth in Sections 3.1, 3.2(a), 3.2(b), 3.3, 3.5, 3.6,

3.8, 3.9 and 3.10 as of the Closing Date (except in each case to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)) as follows:

3.1 Incorporation and Authority of Investor

Investor is a limited partnership duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite limited partnership power and authority to conduct its business as currently conducted. Investor has all necessary limited partnership power and authority to enter into this Agreement and the Ancillary Agreements to which it will be a party, to carry out and perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby. The execution and delivery by Investor of this Agreement and the Ancillary Agreements and the consummation by Investor of the transactions contemplated on its part hereby and thereby, have been duly authorized by all necessary limited partnership action on the part of Investor. This Agreement has been, and the Ancillary Agreements will at the Closing be, duly executed and delivered by Investor, and (assuming due authorization, execution and delivery by each other party thereto) this Agreement constitutes, and when executed and delivered by Investor, the Ancillary Agreements will constitute, legal, valid and binding obligations of Investor, enforceable against Investor in accordance with their terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.2 No Conflict

The execution, delivery and performance by Investor of this Agreement and the Ancillary Agreements do not and will not: (a) conflict with or violate the constituent documents of Investor (or its Affiliates, as applicable); (b) assuming all Consents referred to in Section 3.3 have been obtained, conflict with or violate any Law applicable to Investor, its Affiliates, or to any of their respective properties or assets; or (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any right of termination, rescission, acceleration or cancellation of, or any right of Consent with respect to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument to which Investor is a party or by which any of the assets, properties or rights of Investor is bound or affected except, in the case of clauses (b) and (c), where such conflicts, violations, rescissions, accelerations, breaches, defaults, terminations, cancellations or failures to obtain such Consents would not, individually or in the aggregate, be reasonably expected to materially impair Investor's ability to consummate the transactions contemplated hereby and by the Ancillary Agreements.

3.3 Consents and Approvals

The execution and delivery by Investor of this Agreement does not, and the execution and delivery by Investor of the Ancillary Agreements to which it is a party will not, and the performance by Investor of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby will not, require

Investor to seek or obtain any Consent from, or make any filing or notification with, any Governmental Body or other Person, except for (i) those Consents set forth on Schedule 3.3(i), and (ii) compliance with the applicable requirements of the HSR Act or any other Competition Laws of the jurisdictions set forth on Schedule 3.3(ii).

3.4 Litigation

As of the date hereof, there is no Proceeding pending or, to the knowledge of Investor, threatened against Investor, or any of its Affiliates or any of their respective assets, rights or properties, which bring into question the validity of this Agreement or that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the performance by Investor of its obligations hereunder or under any Ancillary Agreement. Neither Investor nor any of its Affiliates is subject to any order, writ, judgment, injunction, decree or award that, individually or in the aggregate, would prevent, delay or impede the consummation of the transactions contemplated hereby or by any Ancillary Agreement.

3.5 Financial Advisors

No Person has acted, directly or indirectly, as an agent, broker, investment banker, finder or financial advisor for Investor in connection with the transactions contemplated by this Agreement, and no Person is entitled to any fee or commission or like payment from Investor in respect thereof.

3.6 Financing

Investor has delivered to the Company true, complete and correct copies of: (i) the executed commitment letter, dated as of the date hereof by and among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Citigroup Global Markets Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, UBS Securities LLC, and UBS Loan Finance LLC and Investor (the "Debt Financing Commitment"), pursuant to which, upon the terms and subject to the conditions set forth therein, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Citigroup Global Markets Inc., Credit Suisse AG, Goldman Sachs Bank USA, and UBS Loan Finance LLC have agreed to lend the amounts set forth therein to the Company for the purpose of funding the transactions contemplated by this Agreement (the "Debt Financing"); (ii) the executed equity commitment letter, dated as of the date hereof between Investor and Guarantor (the "Equity Financing Commitment" and together with the Debt Financing Commitment, the "Financing Commitments"), pursuant to which, upon the terms and subject to the conditions set forth therein, Guarantor has committed to invest the cash amount in Investor set forth in its Equity Financing Commitment (the "Equity Financing" and together with the Debt Financing, the "Financing"); and (iii) the fee letter executed in connection with the Debt Financing Commitment (the "Fee Letter"). None of the Financing Commitments or the Fee Letter has been amended or modified prior to the date of this Agreement (provided that the existence or exercise of the "flex" provisions contained in the Fee Letter shall not constitute an amendment or modification of the Financing Commitments), and, as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn,

terminated or rescinded in any respect. There are no other agreements, side letters or arrangements to which Investor is a party relating to any of the Financing Commitments. As of the date hereof, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of Investor and, to the knowledge of Investor, the other parties thereto (subject in each case to the effect of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or similar Laws relating to or affecting creditors rights generally and by general equity principles, whether considered in Proceedings in equity or at law). Other than as expressly set forth in the Financing Commitments and the Fee Letter or as set forth in any such documents amended after the date hereof and not in violation of the provisions hereof, there are no conditions precedent related to the funding of the full net proceeds of the Financing (including any "flex" provisions) under any agreement relating to the Financing to which Investor or any of its Affiliates is a party. As of the date hereof, no event has occurred which would constitute a breach or default (or with notice or lapse of time or both would constitute a default) by Investor under the Financing Commitments, or, to the knowledge of Investor, the other parties to the Financing Commitments. Investor has fully paid or caused to be fully paid all commitment fees or other fees required to be paid on or prior to the date hereof pursuant to the Financing Commitments. Assuming the accuracy of the representations and warranties set forth in ARTICLE II and performance by ITW, ITW Subsidiary and the Company of their respective obligations hereunder, upon receipt of the proceeds contemplated by the Financing Commitments, Investor and the Company will have access as of the Closing to sufficient cash funds to pay all amounts contemplated by this Agreement to be paid by them and to perform their respective obligations hereunder.

3.7 Guarantee

Concurrently with the execution of this Agreement, the Guarantor has delivered to ITW the Guarantee, dated as of the date hereof, in favor of ITW. The Guarantee is in full force and effect.

3.8 Operations of Investor

Investor has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Closing will have engaged in no other business activities and will have incurred no material Liabilities other than pursuant to this Agreement and the Ancillary Agreements.

3.9 Investment Intent

Investor is acquiring the Preferred Units for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Preferred Units in a manner that would violate the registration requirements of the Securities Act or any similar provisions of any applicable Law. Investor agrees that the Preferred Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. Investor is able to bear the economic risk of holding the Preferred Units for an indefinite period (including total loss of its investment), and (either alone

or together with its representatives) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

3.10 Investor Acknowledgment

Investor acknowledges that it has made its own assessment of the present condition and the future prospects of the Company, the Company Subsidiaries and the Business and is sufficiently experienced to make an informed judgment with respect thereto. Investor acknowledges that, except as explicitly set forth herein, neither ITW nor any of its Affiliates has made any representation or warranty, express or implied, as to the Company, the Company Subsidiaries or the Business (including the prospects thereof or their profitability for Investor), or with respect to any forecasts, projections or business plans or other information prepared by or on behalf of ITW and delivered to Investor in connection with Investor's review of the Company, the Company Subsidiaries or the Business and the negotiation and the execution of this Agreement and the Ancillary Agreements.

ARTICLE IV
CERTAIN COVENANTS

4.1 Conduct of Business Prior to the Closing

(a) Except as expressly permitted or contemplated by this Agreement, including pursuant to Section 4.9, as set forth on Schedule 4.1(b) or as necessary to complete the transactions contemplated by Schedule 4.9(c) or with respect to such further matters as may be consented to by Investor in writing, such consent not to be unreasonably withheld, conditioned or delayed, between the date hereof and the Closing Date, ITW shall cause the Company and the Company Subsidiaries to conduct their business in the ordinary course of business, consistent with past practices in respect of the Business (including making capital expenditures of the type described in the Capital Expenditure Budget).

(b) Without limiting the generality of Section 4.1(a), except (i) as expressly permitted or contemplated by this Agreement, including pursuant to Section 4.9, (ii) with respect to ITW and the Non-Company Affiliates, to the extent not relating to the Business, (iii) as required by applicable Law or (iv) as set forth on Schedule 4.1(b) or Schedule 4.9(c), between the date hereof and the Closing Date, ITW shall not, and shall not permit its Affiliates (including the Company or the Company Subsidiaries) to, do any of the following unless the prior written consent of Investor (which shall not be unreasonably withheld, delayed or conditioned) has been obtained:

(1) amend or otherwise modify the respective articles of incorporation or bylaws (or similar organizational documents) of the Company or any Company Subsidiary;

(2) incur, guaranty or assume any Indebtedness or debt obligation other than obligations under Contracts incurred in the ordinary course of business consistent with past practices;

(3) cancel, forgive, pay, discharge, satisfy, compromise or settle any debt, claim or obligation of the Company or the Company Subsidiaries in excess of $500,000 other than in the ordinary course of business (including any workers' compensation claim) or as required pursuant to any Contract in effect as of the date hereof;

(4) create or otherwise incur any Encumbrance on any material Asset of the Company or the Company Subsidiaries other than Permitted Encumbrances and other than such Encumbrances that will be released in full prior to the Closing;

(5) acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets, or by any other manner, any business of any Person or any division thereof, or (B) any capital stock or assets of any other person, in each case, other than those acquired in the ordinary course of business consistent with past practices;

(6) except (A) as required pursuant to the terms of any Business Benefit Plan, Retention Award or by Law or (B) for increases in annual base salary or hourly base wages in the ordinary course of business and consistent with past practices for Business Employees, (i) grant to any Business Employee any material increase in compensation or benefits, (ii) grant to any Business Employee any increase in severance or termination pay, (iii) enter into or amend any employment, consulting, indemnification, severance, collective bargaining or termination agreement with any Business Employee, (iv) establish, adopt, enter into or amend or terminate any Company Benefit Plan or, with respect to Business Employees, any ITW Benefit Plan, in a manner that would materially increase the liability of the Company or any Company Subsidiary or (v) accelerate the vesting, material payment or funding of any compensation or benefits under any Company Benefit Plan; provided, however, that the foregoing restrictions shall not restrict or prohibit the Company or Company Subsidiaries from entering into with, or making available to, newly hired employees or to employees in the context of promotions based on job performance and workplace requirements, any plan, agreement, benefit or compensation arrangement in the ordinary course of business consistent with past practices;

(7) make any (i) change in any material accounting principles, methods or practices followed by the Company or any Company Subsidiary, or any material change in amortization policies or rates, or (ii) revaluation of any material Asset, in any such case in clause (i) or (ii), other than as required by applicable Law or GAAP, as then in effect;

(8) (A) sell, lease, encumber, license or otherwise dispose of any properties or Assets, except (i) sales of Inventory and other assets or pursuant to licenses of Owned Intellectual Property, in each case in the ordinary course of business, (ii) sales of properties or Assets (other than Patents and the Owned Real Property) that have an aggregate purchase price of less than $250,000, and (iii) disposals of obsolete inventory or assets in the ordinary course of business or (B) acquire any real property;

(9) make any loans, advances or capital contributions to, or investments in, any Person (other than pursuant to any existing obligations under any Contract) in excess of $250,000, other than the advancement of trade credit to customers or expenses to employees and other than among the Company and/or the Company Subsidiaries in the ordinary course of business consistent with past practices;

(10) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other securities of the Company or any Company Subsidiary, or amend any of the terms of any such securities or make any changes (by combination, reorganization or otherwise) in the equity capital structure of the Company or any Company Subsidiary;

(11) incur any capital expenditures or commitments or additions to property, plant or equipment that would be material to the Business or the Company and the Company Subsidiaries, taken as a whole, other than expenditures that do not exceed the aggregate expenditures contemplated by the Capital Expenditure Budget and other than those capital expenditures that are paid in full prior to the Closing with cash;

(12) make any material payments or grant any material discounts to customers or suppliers of the Company or any Company Subsidiary, other than in the ordinary course of business consistent with past practices;

(13) fail to pay or satisfy when due any material account payable or other material liability of any of the Company or any Company Subsidiary incurred in the ordinary course of business consistent with past practices (including, in each case, the timing of any such payments), other than any such liability that is being contested in good faith by the Company or any Company Subsidiary;

(14) amend, cancel, compromise or waive any material claim or right of the Company or any Company Subsidiary;

(15) enter into (other than extensions at the end of a term in the ordinary course of business), transfer, terminate, modify, amend or waive any right of material value under any Material Contract or other Contract that, if in effect on the date hereof, would have been a Material Contract;

(16) make or change any Tax election, change any annual accounting period, adopt or change any method of accounting for Tax purposes, or settle any claim or assessment with respect to Taxes, in any such case, if any such act would have a material and adverse effect on Investor, the Business or the Company and the Company Subsidiaries, taken as a whole, following the Closing Date; provided, however, that the restriction on settling any claim or assessment with respect to Taxes shall not apply if ITW indemnifies and holds harmless Investor, the Company and the Company Subsidiaries, as applicable, from and against any increase in liability for Taxes actually incurred directly as a result of such settlement;

(17) materially amend or modify the Capital Expenditure Budget;

(18) take any action to cause any of its representations and warranties contained in ARTICLE II to be untrue in any material respect at the Closing Date, unless such representation or warranty relates to an earlier date;

(19) terminate, cancel, amend or modify any insurance policies maintained solely for the benefit of the Company and/or the Company Subsidiaries or the Business or any of their respective properties or enter into any such new insurance policies, in any such case, to the extent that such policies would be in effect following the Closing, other than renewals at the end of a coverage period in the ordinary course; or

(20) authorize or announce an intention to do any of the foregoing, or enter into any Contract or arrangement to do any of the foregoing or any other action which would reasonably be expected to prevent or materially delay or materially impede the consummation of the Investment or the other transactions contemplated by this Agreement.

4.2 Cooperation

(a) On the terms and subject to the conditions of this Agreement, each party shall use its reasonable best efforts to cause the Closing to occur (subject to the limitation in the proviso to Section 4.2(c)), including taking all actions reasonably necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing. Subject to the terms and conditions of this Agreement, no party hereto shall, and each party hereto shall not permit any of its Affiliates to, take any actions, or omit to take any actions, that would, or that would reasonably be expected to, result in any of the conditions set forth in ARTICLE VI not being satisfied.

(b) Without limiting the terms of this Section 4.2, ITW and Investor shall (i) as soon as practicable after the date of this Agreement make any filings required by any Governmental Body pursuant to the HSR Act or other Competition Laws in connection with the transactions contemplated hereunder, (ii) respond promptly to inquiries from the applicable Governmental Bodies in connection with such filings, including providing any supplemental information that may be requested by such Governmental Bodies and (iii) provide to the other copies of any filings made under the HSR Act or other Competition Laws at the time they are filed with the applicable Governmental Bodies, excluding any information included in any such filings that the party reasonably determines it needs to keep confidential. ITW and Investor shall oppose any motion or action for temporary, preliminary or permanent injunction against the transactions contemplated by this Agreement and the Ancillary Agreements. For the avoidance of doubt, ITW and Investor shall jointly conclude whether any filings are required by any Governmental Body pursuant to the HSR Act or other Competition Laws in connection with the transactions contemplated hereunder, but Investor shall have the primary responsibility for making any such filings and seeking necessary approvals, except as otherwise required by applicable Law, and ITW shall cooperate with Investor to complete such filings or applications at the reasonable request of Investor. The parties hereto shall furnish to each other such necessary information and reasonable assistance as the others may request in connection with its preparation of any filing or

submission that is necessary under the HSR Act or other Competition Laws. Each party hereto shall keep the other apprised of the status of any communications with, and any inquiries or request for additional information from, Governmental Bodies pursuant to the HSR Act or any other Competition Laws, and each party hereto shall use all reasonable efforts to defend against any lawsuit, action or proceeding, judicial or administrative, challenging this Agreement or the transactions contemplated hereby. Except as otherwise provided herein, Investor and ITW shall be responsible for their respective fees and all costs and submissions of all regulatory filings related to any required governmental or regulatory approvals, including the HSR Act (which fee under the HSR Act, for avoidance of doubt, shall be borne by Investor), with respect to the Applicable Non-U.S. Antitrust Approvals and with respect to any other applicable Laws.

(c) In connection with the matters contemplated by this Agreement, ITW shall, and shall cause its Subsidiaries and Affiliates to, use commercially reasonable efforts prior to the Closing Date to give all notices to third parties and to obtain all third party Consents and assignments in connection with the transactions contemplated hereby and by the Ancillary Agreements and the Debt Financing Commitment, in each case required with respect to the Contracts set forth in Schedule 4.2(c), as such Schedule may be amended through the Closing Date by mutual agreement of the parties, provided, however, that ITW and its Subsidiaries and Affiliates shall not be required to pay or commit to pay any amount to (or incur any extraordinary or unreasonable obligation in favor of) any Person from whom any such Consent or assignment may be required (other than nominal filing or application fees) or agree to any amendments to any Contract. If ITW is unable to obtain any required third party Consents prior to the Closing, each of ITW, the Company and each of their respective Affiliates shall use its commercially reasonable efforts to obtain (or cause to be obtained), as promptly as practicable following the Closing, all such Consents; provided, however, that no Person shall be required to pay or commit to pay any amount to (or incur any extraordinary or unreasonable obligation in favor of) any Person from whom any such Consent or assignment may be required (other than nominal filing or application fees) or agree to any amendments to any Contract. With respect to any Contract requiring a third party Consent after the Closing, ITW and the Non-Company Affiliates shall use their respective commercially reasonable efforts to cooperate with the Company and the Company Subsidiaries in any lawful and economically feasible arrangement (including by license) to provide the Company and the Company Subsidiaries with the benefits under such Contract; provided that the Company and the Company Subsidiaries shall undertake to pay or satisfy the corresponding liabilities for the enjoyment of such benefit to the extent the Company and the Company Subsidiaries would have been responsible therefor if such Consent had been obtained prior to the Closing.

(d) Each party hereto shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of written notices or other written communications received by Investor, on the one hand, or ITW, on the other hand, as the case may be, or any of its Affiliates or representatives, from any Governmental Body with respect to the transactions contemplated by this Agreement or any Ancillary Agreement or from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any Ancillary Agreement.

(e) From and after the date of this Agreement until the earlier of the Closing Date or termination of this Agreement, ITW shall give prompt notice to Investor and Investor shall give prompt notice to ITW of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement within the time contemplated hereby.

4.3 Access to Information; Other Contacts

(a) From and after the date of this Agreement until the earlier of the Closing Date or termination of this Agreement, ITW shall allow Investor and its accountants, counsel and other representatives, at Investor's expense, to make such reasonable investigation of the business, operations and properties of the Company and the Company Subsidiaries as reasonably necessary in connection with the transactions contemplated by this Agreement. Such investigation shall include reasonable access to the respective directors, officers, employees, agents and representatives (including legal counsel and independent accountants) of the Company and the Company Subsidiaries and the properties and books and records of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries shall furnish Investor and its representatives with such financial, operating and other data and information and copies of documents with respect to the Company and the Company Subsidiaries or any of the transactions contemplated by this Agreement as Investor shall from time to time reasonably request. All access and investigation pursuant to this Section 4.3 shall occur only upon reasonable notice during normal business hours. Notwithstanding anything to the contrary in this Agreement, ITW and its Affiliates, including the Company and the Company Subsidiaries, shall not be required to disclose any information to Investor if such disclosure would, in ITW's reasonable discretion, (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or Contract entered into prior to the date hereof.

(b) During the period between the date hereof and the Closing, Investor and its representatives (including Investor's Affiliates) may contact or communicate with the customers, distributors, suppliers and licensors of the Business in connection with the transactions contemplated hereby only with the prior written consent of ITW, which shall not be unreasonably withheld and which may be conditioned upon a designee of ITW being present at any meeting or conference. For the avoidance of doubt, nothing in this Section 4.3 shall prohibit Investor or its Affiliates from contacting the customers, distributors, suppliers and licensors of the Business in the ordinary course of the businesses of the Investor's Affiliates for the purpose of selling such Affiliates' products or for any other purpose unrelated to the Business and the transactions contemplated by this Agreement and the Ancillary Agreements.

4.4 Books and Records; Access; Assistance

(a) Subject to Section 5.5, for a period of seven years after the Closing Date, subject to their document retention policies and procedures, ITW and Investor shall (and Investor shall cause the Company and the Company Subsidiaries to) preserve and retain (or cause to be

preserved and retained) all accounting, legal, auditing and other books and records (including any documents relating to any Proceedings arising out of or with respect to the operation or conduct of the Business or the business of the Company and the Company Subsidiaries) over which it has control to the extent relating to the conduct of the Business prior to the Closing Date. Notwithstanding the foregoing, during such seven-year period, any party (and its Affiliates) may dispose of any such books and records which are offered to, but not accepted by, the other party.

(b) From and after the Closing, if, in order to properly prepare documents required to be filed with Governmental Bodies (including Tax Authorities) or its financial statements, or for any other reasonable business purpose, it is necessary that ITW (or its Affiliates or its or their successors), on the one hand, or Investor (or its Affiliates or its or their successors), on the other hand, be furnished with additional information of the type described in Section 4.4(a) above, and such information is in the possession of the other party, except as would, in such party's reasonable discretion (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or Contract, such other party agrees to use its commercially reasonable efforts to furnish such information to the party that requires such information and provide reasonable access to any employees or other relevant personnel that may be reasonably required to be consulted with in connection with any such purpose, in each case, at the cost and expense of the party being furnished such information or access to such employees or personnel, as applicable.

(c) Nothing in this Section 4.4 shall be deemed to modify or diminish any information rights to which a party is entitled pursuant to the LLC Agreement.

4.5 Confidentiality

(a) Investor acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the obligations under the Confidentiality Agreement shall terminate except with respect to provisions regarding disclosure and use of confidential information not related to the business of the Company and the Company Subsidiaries, which shall continue in accordance with the terms of the Confidentiality Agreement. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) Investor shall, and shall cause the Company and the Company Subsidiaries after the Closing to, to the extent any of them has any nonpublic information not relating to the Business (any such information, "ITW Information") (i) treat the ITW Information strictly confidentially, (ii) not use the ITW Information for any purpose, and (iii) to the extent the ITW Information is documented or exists in written, photographic or other physical form, return such information (and any copies made thereof) to ITW, and to the extent it is stored in electronic form, make a copy available to ITW and expunge such information from any computer or other data carrier, in each case promptly after the Closing, and Investor shall, upon written request of ITW, confirm to ITW in writing compliance with these obligations by Investor, the Company and the Company Subsidiaries.

4.6 Employees

(a) Subject in each case to all applicable Laws and the provisions of any collective bargaining, works council or similar agreement, effective no later than immediately prior to the Closing, ITW shall cause the individuals then employed outside the U.S. by ITW or a Non-Company Affiliate identified on Schedule 4.6(a) who will not otherwise become employees of the Company or a Company Subsidiary as of the Closing as a result of the Reorganization, as such schedule shall be updated by ITW prior to Closing to include any other similarly-situated individuals then providing services to the Business or to remove any such terminated individuals ("Transferred Non-US Employees"), to transfer employment from ITW or such Non-Company Affiliate to the Company or any Company Subsidiary. ITW and the Company shall cause the Business Benefit Plans identified on Schedule 4.6(a) in which the Non-US Business Employees participate (the "Transferred Non-US Benefit Plans") to transfer to the Company or a Company Subsidiary on the Closing Date.

(b) During the period from the Closing Date through the Leasing Term Date (the "Leasing Period"), ITW shall lease to the Company or a Company Subsidiary, pursuant to the Leased Employee Agreement, the Business Employees in the U.S., to the extent then employed, and such additional individuals as the Company may reasonably request in accordance with the Leased Employee Agreement (collectively, the "Leased Employees"). Effective on the day immediately following the Leasing Term Date (the "US Transfer Date"), all Leased Employees (other than any Leased Employees (i) terminated prior to the Leasing Term Date or (ii) on long term disability) shall become employees of the Company or a Company Subsidiary (the "Transferred US Employees" and, collectively with the Transferred Non-US Employees, the "Transferred Employees"). ITW and the Company shall cause the Business Benefit Plans set forth on Schedule 4.6(b) in which the Leased Employees participate (collectively with the Transferred Non-US Benefit Plans, the "Transferred Benefit Plans") to transfer to the Company or a Company Subsidiary on the US Transfer Date.

(c)

(1) Effective immediately after the Closing, the Company and the Company Subsidiaries shall continue the employment of all Non-US Business Employees, including Non-US Business Employees on vacation or who have taken a personal day or occasional absence day as currently defined in ITW's or the Company's or the Company Subsidiaries' policies, and all Non-US Business Employees who are on an approved leave of absence, whether paid or unpaid.

(2) ITW shall terminate the employment of all Transferred US Employees as of the close of business on the Leasing Term Date.

(3) With respect to Business Employees in the U.S., Canada and the UK who are eligible to receive long-term disability payments or benefits as of the applicable Transfer Date ("Inactive Employees"), ITW shall bear and be responsible for, and indemnify Investor, the Company and the Company Subsidiaries and each of their respective Affiliates from and against, all long-term disability related Liabilities for Inactive Employees as well as long-term disability Liabilities related to U.S. and Canada

Business Employees who are certified for long-term disability payments or benefits under an applicable ITW Benefit Plan (or who would have become certified if not for the transactions contemplated by this Agreement) following the applicable Transfer Date (collectively, "LTD Liabilities"). The Company or a Company Subsidiary shall offer employment to each Inactive Employee in the U.S. who on a date (the "Return Date") that is no later than the first anniversary of the applicable Transfer Date presents himself or herself to the Company or any Company Subsidiary for employment or reemployment, subject to clearance for commencement of or a return to active employment (including with any reasonable accommodation) with the Company and the Company Subsidiaries. ITW's reimbursement obligation under this Section 4.6(c)(3) shall include LTD Liabilities to the extent such LTD Liabilities arise on or after the applicable Transfer Date, but on or prior to the Return Date, including without limitation LTD Liabilities (a) arising out of or related to (i) the loss of eligibility for or entitlement to disability payments or continued coverage under the long-term disability plans of ITW or its Affiliates (other than the Company and the Company Subsidiaries) for such Inactive Employee or related medical or life insurance coverage and (ii) the loss of long-term disability benefits or coverage or related medical or life insurance coverage of any Inactive Employee currently on long-term disability, in each case, to the extent caused by or resulting from the consummation of the transactions contemplated in this Agreement or any action taken by ITW or its Affiliates following the applicable Transfer Date (any event described in either clause (i) or (ii), a "Loss of Coverage"), (b) for severance or termination payment or benefits for such Inactive Employee required under the Business Benefit Plans or applicable Laws borne by the Company or the Company Subsidiaries following the applicable Transfer Date, or (c) any compensation payable to such Inactive Employees by the Company or the Company Subsidiaries. For the avoidance of doubt, (A) in the event of a Loss of Coverage, ITW shall pay to the Company or the Company Subsidiaries the payments that the affected employee (or his dependents) would have been entitled to receive under the arrangement with respect to which the Loss of Coverage occurred and (B) ITW shall bear no responsibility for any costs or Liabilities with respect to an Inactive Employee arising on or after the Return Date. Any indemnification payments required under this Section 4.6(c)(3)(A) shall not be subject to the limitations on indemnification set forth in Sections 9.4(b) and (c).

(d) Except as otherwise provided in this Section 4.6(d), ITW shall bear and be responsible for, and indemnify Investor, the Company and the Company Subsidiaries and each of their respective Affiliates from and against, any and all Liabilities arising out of the transfer of employees to or from the Company or any Company Subsidiary pursuant to Section 4.6(a) or (b), including any severance or termination payment or benefits required under the Business Benefit Plans or applicable Laws, including any claims for its failure to inform and/or consult with such employees or their representatives in the manner required by applicable Laws, whether pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006 ("TUPE") or similar European legislation/regulations and/or any claims relating to or arising from regulations 11 and/or 12 of TUPE (concerning the obligation of the transferor to provide the transferee with certain "employee liability information" relating to transferring employees). The Company shall bear and be responsible for, and indemnify ITW and the Non-Company Affiliates from and against all and any liability for any protective award compensation, reasonable costs or expenses (including reasonable legal fees) incurred by ITW or the Non-Company Affiliates (other than

Losses to the extent suffered as a result of its direct or indirect ownership of the Company or any Company Subsidiary following the Closing) under Third Party Claims pursuant to TUPE to the extent such liability is caused solely by the failure of the Company and the Company Subsidiaries (and not by a failure of ITW or a Non-Company Affiliate) to comply before or after the Closing with Regulation 13(4) of TUPE due to any measures letters that are sent by the Company or the Company Subsidiaries pursuant to TUPE in the context of the transactions contemplated by this Agreement.

(e)

(1) ITW has notified or will promptly notify, or, where applicable, has consulted or will promptly consult with, all employees, employee representatives, work councils, unions, labor boards and relevant government agencies where such notification or consultation is required by applicable Law, regarding the transactions contemplated hereby, and ITW shall use its reasonable best efforts to complete such consultation in accordance with applicable Law. ITW has consulted or will consult with the Investor prior to any notification or consultation pursuant to this Section 4.6(e) and the Investor will have the right to have a representative present at any such meeting to the extent permitted by applicable Law; provided that ITW shall control the timing, substance and format of any such notification or consultation. All notifications and consultations pursuant to this Section 4.6(e) shall be made in accordance with the requirements of applicable Laws. To the extent required by, and in accordance with, applicable Law, ITW shall observe the rules that apply to the information and consultation of any works council in relation to the transactions contemplated by this Agreement.

(2) As of the applicable Transfer Date and continuing until the first anniversary of the Closing Date, the Company or Company Subsidiaries shall provide the Transferred Employees with compensation (including short-term target incentive bonus opportunities) and other employee benefits that are substantially comparable in the aggregate to the compensation and benefits under Business Benefit Plans provided to the Transferred Employees immediately prior to the Closing Date; provided, that for purposes of determining comparability, any long-term or equity-based incentives, retention bonuses, retirement benefits, retiree medical and retiree life insurance benefits and de minimis fringe benefits shall be disregarded; and provided, further, that for those Transferred Employees who are represented by a union or a works council as of the applicable Transfer Date, the compensation and benefits will be the same as or equivalent to those set forth in the applicable collective bargaining, works council or similar agreement, and provided, further, that changes to the annual cash bonus plan(s) of the Company and the Company Subsidiaries that are approved by the board of directors of the Company, including at least one "ITW Director" (as defined in the LLC Agreement), shall be disregarded for purposes of the application of this sentence.

(f) To the extent not paid prior to the Closing, unless otherwise required under a Retention Agreement, any employee bonuses or commissions that have been accrued in respect of the applicable Company Subsidiary's 2012 fiscal year as of the Closing on the books and records of the Company or Company Subsidiaries (a "2012 Annual Bonus") shall be paid by the Company or the Company Subsidiaries when due under the terms of the applicable Retention

Agreement or bonus or commission plan, provided that the amount payable to any particular employee shall be at least equal to the amount of the bonus amounts accrued for such employee in respect of the period from the beginning of the applicable Company Subsidiary's 2012 fiscal year through the Closing Date, less any portion of such accrued amount paid by ITW and subject to reimbursement by the Company under the Leased Employee Agreement. All such bonuses and associated employment taxes, including, for avoidance of doubt, the bonuses payable under a Retention Agreement, will be accrued as a liability in Closing Net Operating Assets to the extent not paid prior to the Closing. Notwithstanding any provision of this Section 4.6(f), to the extent that any applicable non-U.S. Law mandates a different treatment than as provided herein, the requirements of such Law shall supersede this Section.

(g) The Company and Company Subsidiaries shall (i) give each Transferred Employee credit under each employee benefit plan and personnel policy that covers such Transferred Employee after the applicable Transfer Date (including any vacation, sick leave and severance policies) for purposes of eligibility, vesting and entitlement to vacation, sick leave and severance benefits for such Transferred Employee's service with ITW and its Affiliates prior to such Transfer Date, (ii) allow such Transferred Employee to participate in each plan providing welfare benefits (including medical, dental, vision, life insurance, short-term and long-term disability insurance) without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on such Transferred Employee by the corresponding Business Benefit Plans immediately prior to the Transfer Date, and (iii) credit such Transferred Employee with any expenses that were covered by the Business Benefit Plans immediately prior to the Transfer Date for purposes of determining deductibles, co-pays and other applicable limits under any similar replacement plans, except in each case of clauses (i) - (iii) above, where such crediting would result in duplicate benefits with respect to the same period of service and only to the same extent such service was credited under the applicable Business Benefit Plan immediately prior to the Transfer Date.

(h) To the extent such pay is accrued as a liability in Closing Net Operating Assets and not paid prior to the Closing, the Company and Company Subsidiaries shall credit each Transferred Employee all vacation and personal holiday time that such Transferred Employee is entitled to use but has not used as of the Closing Date (including any earned vacation or personal holiday time to be used in future years), and the Company and each Company Subsidiary shall assume all Liability for the payment of such amounts. In the case of Transferred US Employees, the vacation and holiday time referenced in the preceding sentence shall be increased or decreased by the net vacation and holiday time accrued and used by such Transferred US Employees during the Leasing Period.

(i) Except as provided in Section 4.6(a) and Section 4.6(j), the Company and the Company Subsidiaries shall (i) following the Closing Date, for the avoidance of doubt, be solely responsible for any severance-type benefits owed to any individual who was a Business Employee employed by the Company or Company Subsidiaries prior to the Transfer Date and whose employment terminated prior to the Closing Date and (ii) from the applicable Transfer Date until the one-year anniversary of the Closing Date, provide all Transferred US Employees with a severance policy comparable in the aggregate to that provided by ITW and its Affiliates immediately prior to the Closing Date and set forth in Schedule 4.6(i). Business Employees who are in countries other than the U.S. will continue under the severance policy entitlements in their

applicable employment agreements or as required by Law or other written agreement. All such severance-type benefits described in clause (i) of this Section 4.6(i) as of the Closing and associated employment taxes will be accrued as a liability in Closing Net Operating Assets to the extent not paid prior to the Closing.

(j) The Company and the Company Subsidiaries shall (after the applicable Transfer Date), honor the terms of the agreements set forth in Schedule 4.6(j). Within thirty (30) days after the payment by the Company or a Company Subsidiary of the amounts described in the agreements set forth in Schedule 4.6(j) (each such payment (other than payment of a pro rata portion of a 2012 Annual Bonus), a "Retention Payment", and, each such agreement, a "Retention Agreement"), ITW shall reimburse each Company or Company Subsidiary, as applicable, for the amount of such Retention Payment plus any federal, state or local employment taxes payable by the Company or Company Subsidiaries in connection with such Retention Payment, to the extent such amount was not accrued as a liability in Closing Net Operating Assets. To the extent any such Retention Payment or employment tax results in a Tax benefit to the Company or a Company Subsidiary that is actually realized by it prior to the end of the close of the taxable year in which the fourth anniversary of such Retention Payment occurs, the Company or such Company Subsidiary shall remit to ITW such Tax benefit (determined on a with and without basis); provided that in no event shall the cumulative Tax benefit remitted by the Company or a Company Subsidiary exceed the amount of the applicable Retention Payment and employment tax that ITW has reimbursed. If any such Tax benefit is subsequently disallowed or unnecessary (e.g., a carryback of losses into the taxable year in which such Tax Benefit was taken into account), ITW shall make an appropriate reconciliation payment to the Company or the applicable Company Subsidiary.

(k) After the applicable Transfer Date, the Company and the Company Subsidiaries shall permit ITW (and its Affiliates) to have access to Transferred Employees that ITW or its Affiliates may reasonably need in order to defend or prosecute any legal or administrative action to which ITW or any of its Affiliates is a party and which relates to the conduct of the Company or the Company Subsidiaries prior to the Transfer Date (except to the extent Investor, the Company or the Company Subsidiaries or their respective Affiliates are an opposing party in such action), provided that such access will not interfere with such employee's work obligations and provided, further, that ITW shall pay for any travel or other expenses incurred by such employee in connection with such access and reimburse Investor for the loss of such employee's services for the period of such access at a rate to be mutually agreed. After the applicable Transfer Date, the Company will, and will cause the Company Subsidiaries to, cooperate with ITW (and its Affiliates) in providing access to relevant data and employment records of Transferred Employees reasonably necessary to administer the benefits of Transferred Employees under any Business Benefit Plan, subject to any limitations imposed under applicable Law.

(l) After the Closing, ITW and its Affiliates will permit Investor, the Company and the Company Subsidiaries (and their respective Affiliates) to have access to employees of ITW and its Affiliates that Investor, the Company and the Company Subsidiaries (or their respective Affiliates) may reasonably need in order to defend or prosecute any legal or administrative action to which Investor, the Company and the Company Subsidiaries (or their respective Affiliates) is a party and which relates to the conduct of the Company or the Company Subsidiaries prior to

the Closing (except to the extent ITW or its Affiliates (other than the Company or the Company Subsidiaries) are an opposing party in such action), provided that such access will not interfere with such employee's work obligations and provided, further, that Investor, the Company or the Company Subsidiaries, as the case may be, shall pay for any travel or other expenses incurred by such employee in connection with such access and reimburse ITW for the loss of such employee's services for the period of such access at a rate to be mutually agreed. After the Closing, ITW (and its Affiliates) will cooperate with Investor, the Company and the Company Subsidiaries (and their respective Affiliates) in providing access to relevant data and employment records of Transferred Employees reasonably necessary to administer the benefits of Transferred Employees under any Business Benefit Plan or other employee benefit plan, agreement or arrangement, subject to any limitations imposed under applicable Law.

(m) As of the Leasing Term Date, the active participation of each Transferred US Employee in the defined contribution plans organized in the U.S. set forth on Schedule 4.6(m) (the "ITW U.S. Defined Contribution Plans") shall cease. Each Transferred Employee's account balance(s) will be transferred in accordance with this Section 4.6(m), subject to Investor's and the Company's receipt from ITW of a current determination letter from the IRS that the applicable ITW U.S. Defined Contribution Plans are qualified under Sections 401(a) and 401(k) of the Code. After the Closing and prior to the Leasing Term Date, the Company shall establish or designate one or more defined contribution plans that are intended to comply with Section 401(a) of the Code to receive the transfer of account balances from the ITW U.S. Defined Contribution Plans, and shall make any and all filings and submissions to the IRS, the Department of Labor and any other applicable Governmental Body required to be made by it in connection with the transfer of assets described below. Provided that the Company has established or designated successor plans, and subject to the preceding sentence, then, as soon as practicable after the Leasing Term Date, ITW shall cause the trustees of the ITW U.S. Defined Contribution Plans to transfer in the form of cash or, upon Investor's reasonable request, in kind (except with respect to loans to Transferred US Employees, which shall be transferred in kind), in accordance with 414(l) of the Code, Treasury Regulation Section 1.414(l)-1 and Section 208 of ERISA, the full account balances (inclusive of such loans) of all Transferred US Employees, which account balances shall have been credited with applicable earnings and contributions, if any, attributable to the period ending on the close of business of the day immediately preceding the transfer date, reduced by any benefit or withdrawal payments in respect of Transferred US Employees prior to the transfer date, to the trustee of the successor defined contribution plan. Such transfer of assets shall occur as soon as administratively practicable following the Closing Date. In consideration of the transfer of assets hereunder, the Company shall cause the successor defined contribution plan described in this Section 4.6(m), effective as of the transfer date, to assume all of the obligations of the ITW U.S. Defined Contribution Plans solely with respect to the account balances of the Transferred Employees that are actually transferred hereunder under the ITW U.S. Defined Contribution Plan (exclusive of any portion of such account balances which are paid or otherwise withdrawn prior to the transfer date). The Company shall not assume any ITW U.S. Defined Contribution Plans or any other obligations or liabilities arising under or attributable to the ITW U.S. Defined Contribution Plans. Notwithstanding the foregoing, in the event the Company determines in good faith that the "KSOP" features of an ITW U.S. Defined Contribution Plan create material legal impediments to consummating a trustee-to-trustee transfer, then in lieu of effecting a trustee-to-trustee transfer from such plan the Company shall cause the Company's defined contribution plan described in this Section 4.6(m)

to accept direct rollovers (including direct rollovers of participant loans) of distributions to Transferred US Employees from such ITW U.S. Defined Contribution Plan.

(n) [Intentionally omitted]

(o) ITW and the Non-Company Affiliates shall remain jointly and severally responsible for all Liabilities under each ITW Benefit Plan, other than the Transferred Benefit Plans, whether arising prior to, on or after the applicable Transfer Date, except to the extent such liabilities are expressly assumed by the Company or Company Subsidiaries under this Agreement (including, for avoidance of doubt, Liabilities relating to current and former employees of the Business), and ITW shall indemnify Investor, the Company, the Company Subsidiaries and each of their respective Affiliates (other than ITW and the Non-Company Affiliates) against all and any liabilities, obligations, costs, claims or payments which Investor, the Company, the Company Subsidiaries or any of their respective Affiliates may incur or make in relation to any such ITW Benefit Plan, and any liabilities arising out of the status of the Company or the Company Subsidiaries as an ERISA Affiliate of ITW or any of the Non-Company Affiliates ("ERISA Affiliate Liabilities"). The Company and the Company Subsidiaries shall retain all responsibility and Liabilities under each Company Benefit Plan and (on and after the applicable Transfer Date) all responsibility and Liabilities under each Transferred Benefit Plan, whether such Liabilities arise prior to, on or after the applicable Transfer Date, and the Company and the Company Subsidiaries shall indemnify ITW and the Non-Company Affiliates against all and any liabilities, obligations, costs, claims or payments which ITW or its Non-Company Affiliates may incur (other than Losses to the extent suffered as a result of its direct or indirect ownership of the Company or any Company Subsidiary following the Closing) in relation to Third Party Claims arising from any such Company Benefit Plan or Transferred Benefit Plan.

(p)

(1) The Company shall establish the Pre-65 Retiree Health Care Plan on or before the US Transfer Date.

(2) For purposes of determining eligibility for Pre-65 Retiree Health Care Plan (but not for purposes of determining the amount of such benefits), the Company shall credit each Grow-In US Employee with (i) the amount of such Grow-In US Employee's eligibility service credit under the ITW Retiree Contribution Plan as of the Leasing Term Date and (ii) the amount of such Grow-In US Employee's service with the Company and the Company Subsidiaries.

(3) Upon the termination of employment with the Company and the Company Subsidiaries of a Grow-In US Employee after meeting the Age and Service Requirements but before his or her 65th birthday, an account (a "Pre-65 Retiree Health Care Account") shall be established for such Grow-In US Employee and his or her Eligible Dependents, to which shall be credited such Grow-In US Employee's ITW Retiree Contribution Plan account balance as of the Leasing Term Date. The Company shall provide Pre-65 Retiree Health Care Benefits up to the amount of such account balance to such Grow-In US Employee and his or her Eligible Dependents with respect to

eligible health expenses incurred after the date of such termination of employment and before the Grow-In Employee's 65th birthday. No Transferred US Employee shall be credited with any amount under the Pre-65 Retiree Health Care Plan if such person's employment with the Company or the Company Subsidiaries is terminated on or after his or her 65th birthday.

(4) The Company shall bear and be responsible for, and indemnify ITW and the Non-Company Affiliates from and against, all Liabilities under the Pre-65 Retiree Health Care Plan (other than Losses to the extent suffered as a result of its direct or indirect ownership of the Company or any Company Subsidiary following the Closing).

(5) ITW shall bear and be responsible for, and indemnify Investor, the Company and the Company Subsidiaries from and against, all Liabilities under the ITW Retiree Contribution Plan with respect to Retirement-Eligible US Employees. Retirement-Eligible US Employees shall be eligible for ITW Retiree Health Care Benefits beginning on the date of termination of employment with the Company and the Company Subsidiaries.

(q) This Section 4.6 shall survive the Closing and shall be binding on all successors and assigns of ITW, Investor, the Company and the Company Subsidiaries. Nothing set forth in this Section 4.6 shall confer any rights or remedies upon any employee or former employee of the Company or any Company Subsidiary, any Transferred Employee or upon any other Person other than the parties hereto and their respective successors and assigns or shall constitute an amendment to any Business Benefit Plan or any other plan or arrangement covering the Transferred Employees or employees of ITW. Nothing in this Section 4.6 shall obligate Investor, the Company or the Company Subsidiaries to continue the employment of any Transferred Employee for any specific period.

4.7 WARN Act

(a) The Company shall not, and shall cause the Company Subsidiaries not to, at any time prior to 90 days after the Closing Date, effectuate a "Plant Closing" or "Mass Layoff", as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee with respect to the Business, and regardless of whether the employment losses occur before or after the Closing Date, without complying with the notice requirements and all other provisions of the WARN Act. ITW agrees that between the date hereof and the Closing Date, it will cause the Company and the Company Subsidiaries not to effect or permit a "Plant Closing" or "Mass Layoff" as these terms are defined in the WARN Act without notifying Investor in advance and without complying with the notice requirements and all other provisions of the WARN Act.

(b) A breach by the Company, Company Subsidiaries, ITW or ITW Subsidiary of their respective obligations under this Section 4.7 shall give rise to an obligation by the breaching party to indemnify, defend and hold harmless the non-breaching parties from and against any and all damages incurred thereby or caused thereto under or pursuant to the WARN Act based on, arising out of, resulting from or relating to any act or omission to act by or of the

breaching party with regard to any single site of employment, facility, operating unit or employee of the breaching party.

4.8 Letters of Credit; Guaranties

For the 12-month period following the Closing, the Company shall use reasonable efforts to cause itself and/or the Company Subsidiaries to be substituted in all respects for ITW and/or the Non-Company Affiliates, as applicable, in respect of all obligations of ITW and/or the Non-Company Affiliates, as applicable, under each of the guarantees, letters of credit, letters of comfort, bid bonds and performance bonds obtained by ITW and/or the Non-Company Affiliates for the benefit of the Company, the Company Subsidiaries and/or the Business that are set forth in Schedule 4.8; provided, however, that neither Investor, the Company nor any Company Subsidiary shall be required to pay or commit to pay any amount to or incur any extraordinary or unreasonable obligation in favor of any Person (other than the bank or other Person providing the replacement guarantee, letter of credit, letter of comfort, bid bond or performance bond in respect of the fees to be paid by the Company or a Company Subsidiary to issue or otherwise maintain such guarantee, letter of credit, letter of comfort, bid bond or performance bond) in complying with its obligations under this sentence. Following the Closing, the Company shall indemnify, defend and hold harmless ITW and the Non-Company Affiliates against any Losses or Liabilities of any kind whatsoever with respect to any such guarantees, letters of credit, letters of comfort, bid bonds and performance bonds.

4.9 Intercompany Arrangements; Reorganization

(a) ITW shall cause (i) each Intercompany Balance, other than intercompany trade payables and receivables arising in the ordinary course of the Business, to be eliminated prior to the Closing pursuant to the steps set forth in Schedule 4.9(c), as they may be modified pursuant to Section 4.9(c), and (ii) each Contract between the Company or any Company Subsidiary, on the one hand, and ITW or any of the Non-Company Affiliates, on the other hand (each, an "Intercompany Contract"), other than this Agreement, the Ancillary Agreements and other than those agreements and arrangements set forth in Schedule 4.9(a), to be terminated prior to the Closing.

(b) Notwithstanding anything to the contrary herein, at any time prior to the Closing, ITW or any of ITW's Affiliates may, in its sole and absolute discretion, cause the Company and each of the Company Subsidiaries to distribute or transfer, directly or indirectly, any cash on its balance sheet to ITW or any Non-Company Affiliate through a distribution, a reduction of capital or, to the extent permitted under Schedule 4.9(c), through the creation of an Intracompany Obligation; provided, that for purposes of this Agreement the Closing Cash held outside the United States shall be deemed to be no more than $10 million in the aggregate (the "Foreign Cash Cap"). From and after the Closing Date, the Company and its Subsidiaries shall use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary to arrange for the release as promptly as practicable of any Closing Cash held outside the United States in excess of the Foreign Cash Cap (the "Excess Foreign Cash") with appropriate instructions to remit such Excess Foreign Cash to ITW or its designees in accordance with wire transfer instructions provided by ITW and in a manner mutually agreed upon by ITW and the Company. Notwithstanding the foregoing, on June 30, 2014, the Company

shall remit to ITW or its designees in accordance with wire transfer instructions provided by ITW cash in an amount equal to (i) the initial amount of Excess Foreign Cash minus (ii) the aggregate amount of Excess Foreign Cash previously remitted to ITW or its designees by the Company and its Subsidiaries. The amount of any payment or other remittance of Excess Foreign Cash pursuant to this Section 4.9(b) shall be determined after deduction of any applicable withholding Taxes, any other Tax liability of the Company or any Company Subsidiary and any related costs resulting from or attributable to such payment or other remittance.

(c) Substantially concurrently with the Closing, ITW shall and shall cause its Affiliates to complete the steps set forth in Schedule 4.9(c) other than, subject to Section 4.19, step 30 (such steps set forth in Schedule 4.9(c) (other than, subject to Section 4.19, step 30), in the sequence set forth therein, the "Reorganization"). ITW may, upon prior written notice to Investor, but without needing Investor's prior consent, modify the steps of the Reorganization in its reasonable discretion, provided that ITW may only make material modifications to the Reorganization with the prior written consent of Investor, which consent shall not be unreasonably withheld, conditioned or delayed. ITW shall keep Investor reasonably informed of the status of the steps set forth in Schedule 4.9(c) and of any changes thereto.

(d) Unless otherwise set forth in ARTICLE II, IV or V, (i) the satisfaction or termination of any Intercompany Balance, (ii) the termination of any Intercompany Contract or (iii) the implementation or completion of the Reorganization pursuant to this Section 4.9 shall not be deemed a breach or violation of any provision of this Agreement.

4.10 Insurance

(a) The Company and the Company Subsidiaries will continue to carry their existing insurance through the Closing, and shall not allow any breach, default or cancellation (other than expiration and replacement of policies in the ordinary course of business consistent with past practices) of such insurance policies or agreements to occur or exist that have or would reasonably be expected to have a material adverse effect on the Business or the Company or the Company Subsidiaries, taken as a whole. Except as otherwise provided by this Section 4.10, Investor acknowledges that from and after the Closing none of Investor, the Company or the Company Subsidiaries shall have access to any of the insurance policies for the Business, the Company or the Company Subsidiaries, including any insurance policies provided by ITW or any of its Affiliates or by any of their self-insured programs.

(b) ITW acknowledges and agrees that with respects to acts, omissions, events or circumstances relating to the Company or any Company Subsidiary or the Business that occurred or existed prior to the Closing that are covered by occurrence-based insurance policies under which the Company or any Company Subsidiary is an insured on or prior to Closing, the Company or such Company Subsidiary may make claims under such occurrence-based policies (including any occurrence-based policies between the Company or any Company Subsidiary, on the one hand, and ITW or any of its Affiliates, on the other hand) subject to the terms and conditions of such occurrence-based policies and this Agreement; provided that the Company or such Company Subsidiary (a) shall notify the risk management department of ITW in writing of all such covered claims and (b) except as otherwise provided by this Agreement, shall

exclusively bear, and neither ITW nor any of its Affiliates shall have any obligation to repay or reimburse Investor, the Company or any Company Subsidiary for, the amount of any deductibles, self-insured retentions or other out-of-pocket expenses incurred in connection therewith associated with claims (excluding workers' compensation claims) under such occurrence-based policies, except for claims covered under any deductible reimbursement or similar policies, and shall be liable for all uninsured or uncollectible amounts of such claims.

(c) For the avoidance of doubt, from and after the Closing, neither Investor nor the Company nor any Company Subsidiary shall have any right to make claims or seek coverage under any of the claims-made insurance policies provided to the Company or the Company Subsidiaries by third parties or by ITW or any of its Affiliates, except, solely with respect to the Company or any Company Subsidiary, for any claims insured under any claims-made insurance policies which were known to ITW or any of its Affiliates (including the Company and the Company Subsidiaries) and reported in accordance with the applicable terms of such policies prior to the Closing. Prior to the Closing, ITW shall use its commercially reasonable efforts to cause the Company and the Company Subsidiaries to make claims or seek coverage under such claims-made policies for any covered claims incurred prior to Closing.

(d) The Company shall, and shall cause each Company Subsidiary to, cooperate with ITW and its Affiliates and share such information as is reasonably necessary in order to permit ITW and its Affiliates to manage and conduct their insurance matters consistent with past practices.

4.11 Financing

(a) Subject to the terms and conditions of this Agreement (including Section 4.12), Investor shall use its reasonable best efforts to arrange for the Company to obtain the proceeds of the Debt Financing on the terms and conditions (including the "flex" provisions) described in the Debt Financing Commitment and the Fee Letter, including using its reasonable best efforts to (i) except as otherwise permitted by this Section 4.11(a), maintain in effect the Debt Financing Commitment in accordance with the terms and subject to the conditions thereof, (ii) assist in the satisfaction on a timely basis (giving effect to the anticipated timing of the Marketing Period) of all conditions applicable to the Company in obtaining the Debt Financing at the Closing set forth therein (including consummating the Equity Financing on the terms set forth in the Equity Financing Commitment at or prior to Closing), and (iii) negotiate definitive agreements with respect to the Debt Financing on the terms and conditions (including the "flex" provisions) contemplated by the Debt Financing Commitment and the Fee Letter (provided that, upon request by ITW, Investor shall provide copies thereof to ITW on a current basis and consider in good faith any changes or comments thereto proposed by ITW and otherwise keep ITW reasonably informed on a current basis of the status of its efforts to arrange the Debt Financing and afford ITW and the Company reasonable opportunity to attend and participate in any scheduled meetings or negotiations relating to the Debt Financing). Investor shall not, and shall not agree with Guarantor to, enter into any amendment, supplement or other modification of, or waive any of its rights under, the Equity Financing Commitment. Investor may, without the consent of ITW, (x) amend, replace or modify the Debt Financing Commitment and the Fee Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities or (y) otherwise amend, replace or modify, or consent to any waiver of any provision or

remedy under, the Debt Financing Commitment, except for any amendment, replacement, modification, consent or waiver set forth in Schedule 4.11, each of which shall require the prior written consent of ITW, which, upon request, shall be promptly given or denied. For the avoidance of doubt, nothing contained herein shall prevent Investor from or reducing the total amount of funds available under the Debt Financing, provided that, in either case, the representations and warranties set forth in the last sentence of Section 3.6 remain true and correct. Investor shall obtain the Equity Financing contemplated by the Equity Financing Commitment upon satisfaction or waiver of the conditions to closing in Section 6.2 (other than those conditions that by their nature will not be satisfied until the Closing and subject to and in accordance with the terms of the Equity Financing Commitment). Subject to the terms and conditions of this Agreement (including Section 4.12), in the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, Investor shall promptly notify ITW and shall use its reasonable best efforts to arrange for alternative financing from alternative sources (1) in an amount such that the aggregate funds that would be available to the Company at the Closing will be sufficient to perform its obligations hereunder, (2) with conditions to closing and funding which are not, when taken as a whole, more onerous than those in the Debt Financing Commitment, and (3) which shall not (subject to clause (y) of the second sentence of this Section 4.11) include terms that would require ITW's consent pursuant clause (y) of the second sentence of this Section 4.11. Investor shall promptly (upon reasonable request by ITW) deliver to ITW true and complete copies of all drafts of any alternative financing commitments (and consider in good faith any changes or comments thereto reasonably proposed by ITW) and all final agreements pursuant to which any such alternative source shall have committed to provide Investor with any portion of the Debt Financing. For purposes of this Section 4.11, Section 3.6 and Section 4.12, references to "Debt Financing" shall include the financing contemplated by the Debt Financing Commitment as permitted by this Section 4.11 to be amended, modified or replaced and references to "Debt Financing Commitment" and "Fee Letter" shall include such documents as permitted by this Section 4.11 to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.

(b) Nothing contained in this Agreement or otherwise shall require, and in no event shall the reasonable best efforts of Investor be deemed or construed to require, Investor to bring any enforcement action against any source of the Financing to enforce its rights under the Financing Commitments, except that (i) Investor shall enforce, including by bringing suit for specific performance, the Equity Financing Commitment solely if ITW seeks and is granted a decree of specific performance of the obligations pursuant to the terms of this Agreement to cause the Equity Financing to be funded to fund the Investment and to consummate the Investment after all conditions to the granting therefor set forth in Section 10.3(b) have been satisfied and (ii) following a written request by ITW, Investor shall use its reasonable best efforts to enforce (including by litigation) its rights under the Debt Financing Commitment to cause the Financing Sources thereunder to, subject to the terms and conditions of the Debt Financing Commitment and the satisfaction or waiver of the conditions in ARTICLE VI hereof, fund the applicable portion of the Debt Financing at the Closing.

4.12 Debt Financing Cooperation

(a) Prior to the Closing, ITW shall, and shall cause its Affiliates (including the Company and the Company Subsidiaries) to, and shall use its reasonable best efforts to cause its and their representatives to, provide to Investor such cooperation reasonably requested by Investor to assist Investor in causing the conditions in the Debt Financing Commitment to be satisfied and such cooperation as is otherwise necessary or reasonably requested by Investor or the Financing Sources in connection with the Company obtaining the Debt Financing in accordance with its terms, including cooperation that consists of:

(1) participating in a customary and reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(2) providing authorization letters to Financing Sources authorizing the distribution of information with respect to the Business to prospective lenders or investors (including a customary representation that information with respect to the Business provided to prospective lenders or investors (i) is publicly available, (ii) is not material with respect to the Company, ITW or their respective securities for purposes of United States federal and state securities laws or (iii) constitutes information of a type that would be publicly available if the Company were a public reporting company), it being understood that any information with respect to the Business provided by ITW pursuant to Section 4.12(a)(4) may be included in the Offering Materials with respect to which such authorization letters are being delivered;

(3) executing and delivering any securities purchase agreement, credit agreement, indentures, notes, guarantees, pledge and security documents, supplemental indentures, currency or interest hedging arrangements, other definitive financing documents, a certificate of an officer of the Company reasonably satisfactory to the Financing Sources with respect to solvency of the Borrower and its Subsidiaries (after giving effect to the Reorganization) on a consolidated basis and other certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by Investor or the Financing Sources and otherwise reasonably facilitating the pledging of collateral; provided that none of the Company or the Company Subsidiaries or any of their respective officers or employees shall be required to or execute any document in connection with this Section 4.12(a)(3), which document would be effective at any time before the time that will be immediately prior to the Closing, other than the execution by the Company and the Company Subsidiaries of any note purchase agreement being entered into at the time of "pricing" of any high yield bonds issued in lieu of all or a portion of the Debt Financing, and any corporate authorizations in connection therewith;

(4) (A) furnishing Investor and its Financing Sources as promptly as practicable with (x) audited consolidated balance sheets of the Business for the two most recent completed fiscal years ended at least 90 days prior to the Closing Date, statements of operations, group equity, other comprehensive income and cash flows of the Business for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date, together with all related notes and schedules thereto, accompanied by the

reports thereon of the independent auditors and (y) unaudited combined balance sheets and related statements of income, group equity, other comprehensive income and cash flows of the Business prepared in accordance with GAAP for each fiscal quarter ended after the close of its most recent fiscal year and at least 45 days prior to the Closing Date and for the comparable quarter of the prior fiscal year, together with all related notes and schedules thereto, in each case of clauses (x) and (y) prepared in accordance with GAAP and in compliance with Regulation S-X promulgated under the Securities Act, (B) furnishing Investor and its Financing Sources as promptly as practicable with all financial statements and pro forma financial information (including for the most recent four fiscal quarter period ended at least 45 days prior to the Closing Date) prepared in accordance with GAAP, financial data, audit reports and other information regarding the Business of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of non-convertible debt securities of the Company (including for the Company's preparation of pro forma financial statements), to the extent the same is of the type and form customarily included in an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the Company's independent accountants (and any other accountant to the extent financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary "comfort" (including "negative assurance" comfort), together with drafts of customary comfort letters that such independent accountants are prepared to deliver upon "pricing" of any high-yield bonds being issued in lieu of all or a portion of the Debt Financing, with respect to the financial information to be included in such offering memorandum and which, with respect to any interim financial statements, shall have been reviewed by the Company's independent accountants as provided in AU 722; (C) assisting Investor in the preparation of customary rating agency presentations, lender presentations and high yield road show presentations or memoranda, customary bank offering memoranda, syndication memoranda, private offering memoranda, and other marketing materials or memoranda, including business and financial projections reasonably requested by Investor, in each case, required in connection with the Debt Financing (the "Offering Materials"), and (D) consents of accountants for use of their unqualified audit reports in any materials relating to the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing (the authorization letter referred to in clause (2) and all such information in this clause (4), together with any replacements or restatements thereof, and supplements thereto, if any such information would go stale or otherwise be unusable for such purposes, the "Required Information");

(5) using reasonable best efforts to cooperate with Investor and Investor's efforts to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance (including providing reasonable access to Investor and its representatives to all Owned Real Property and Leased Real Property) as reasonably requested by Investor;

(6) taking all actions reasonably necessary to (x) permit Financing Sources to evaluate the Company's and the Company Subsidiaries' current assets, properties, rights,

inventory, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and (y) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, provided that such agreements and arrangements will only be effective upon the Closing;

(7) granting Financing Sources, on reasonable terms and upon reasonable request, at reasonable times and on reasonable notice, access to the Company's and the Company Subsidiaries' respective properties, rights, assets and cash management and accounting systems (including cooperating in and facilitating the completion of field examinations, collateral audits, asset appraisals, surveys, Phase I environmental site assessments and engineering/property condition reports);

(8) taking all corporate actions reasonably requested by a Financing Source to permit the consummation of the Debt Financing;

(9) obtaining customary payoff letters, Encumbrance terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all Indebtedness (other than that comprising the Debt Financing); and

(10) furnishing Investor and its Financing Sources promptly with all documentation and other information which any lender providing or arranging Debt Financing has reasonably requested and that such lender has determined is required by regulatory authorities in connection with such Debt Financing under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act;

provided that (x) nothing in this Section 4.12(a) shall require such cooperation to the extent it would require ITW to waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Closing for which it has not received prior reimbursement by or on behalf of Investor (except to the extent Investor has provided the indemnities set forth in Section 4.12(c)) and (y) nothing herein shall require such cooperation from ITW or its Affiliates to the extent it would unreasonably interfere with the ongoing operations of ITW or its Affiliates.

(b) Investor shall promptly, upon request by ITW, reimburse ITW for all of its and its Affiliates' documented reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred by ITW and its Affiliates in connection with the cooperation of ITW and its Affiliates contemplated by this Section 4.12.

(c) ITW, its Affiliates and their respective officers, advisors and representatives shall be indemnified and held harmless by Investor for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and/or the provision of information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf of ITW or any of its Affiliates) to the fullest extent permitted by applicable Law, other than to the extent any of the foregoing arises from (i) the

willful misconduct, gross negligence or material breach of the obligations of any of ITW, its Affiliates (including the Company and the Company Subsidiaries) or its or their respective directors, officers, employees, attorneys, accountants or other advisors or representatives or (ii) any information provided by or on behalf of ITW or any of its Affiliates (including the Company and the Company Subsidiaries) in connection with the Debt Financing to the extent such information is the subject of any of the representations or warranties set forth in ARTICLE II and where such information would constitute a breach of any such representation or warranty as of the times at which the accuracy of such representation or warranty is tested pursuant to this Agreement.

(d) ITW shall or shall cause the Company to supplement the Required Information on a reasonably current basis to the extent that any such Required Information, to the Knowledge of ITW, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

(e) With the prior written consent of ITW (not to be unreasonably withheld or delayed) in connection with any proposed use, the Company's and the Company Subsidiaries' logos (other than any logo incorporating the "Illinois Tool Works" name) may be used in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries.

4.13 Intellectual Property Assignments

As soon as practicable after the Closing Date, the Company shall (and shall cause the Company Subsidiaries to), at the Company's expense, prepare or cause to be prepared and shall file or cause to be filed, and thereafter use commercially reasonable efforts to pursue in the United States Patent and Trademark Office and those other foreign trademark and patent registries or domestic or foreign registries set forth in Schedule 4.13 assignment documents in substance and form reasonably satisfactory to Investor and ITW with respect to the registered and applied for Marks, Patents and Domain Names listed on Schedule 4.13 and to record the Company or a Company Subsidiary as the record and beneficial owner of such registered or applied for Marks, Patents and Domain Names (it being agreed that ITW will provide coordination and assistance with such filings pursuant to the Transition Services Agreement). If any Marks, Patents or Domain Names that are used or held for use exclusively by the Business as of the Closing but that are not owned by the Company or a Company Subsidiary as of the date hereof or as of the Closing (after giving effect to the Reorganization) are not included on Schedule 4.13, Schedule 4.13 shall be deemed to include such Marks, Patents or Domain Names. If any other Intellectual Property is owned by ITW or any Non-Company Affiliate and is used or held for use exclusively in the Business as of the date hereof or as of the Closing, ITW shall, or shall cause such Non-Company Affiliate, as applicable, to assign all such party's right, title and interest in and to such Intellectual Property to the Company or the Company Subsidiaries, as applicable, free and clear of all Encumbrances except Permitted Encumbrances.

4.14 Internal IT Systems and Data Separation; Replication of Shared Contracts

(a) As soon as practicable after the date hereof, ITW shall (and shall cause its Affiliates to), at its expense, use commercially reasonable best efforts to separate logically and physically the Internal IT Systems and data of ITW and the Non-Company Affiliates from the Internal IT Systems and data of the Company and the Company Subsidiaries, in such a manner that the Internal IT Systems and data of the Company and the Company Subsidiaries are not accessible to ITW and the Non-Company Affiliates and the Internal IT Systems and data of ITW and the Non-Company Affiliates are not accessible to the Company and the Company Subsidiaries, in each case, after the Closing, except as and to the extent otherwise set forth in the Transition Services Agreement or pursuant to Section 4.18.

(b) Upon the request of Investor, ITW shall, and shall cause its Affiliates to, use commercially reasonable efforts to, at ITW's expense, cause the counterparty to any Shared Contract to enter into a new agreement with the Company or its designee effective as of the Closing, or as soon as practicable thereafter, with respect to matters addressed by such Shared Contract, or take such other action as may be necessary, in order for the Company or its designee to be placed in a substantially similar position as if the Company or its designee were a party to such Shared Contract. Until such time as each Shared Contract is replicated, ITW shall, and shall cause its Affiliates to, upon the request of Investor, provide services to the Company and the Company Subsidiaries relating to the applicable Shared Contracts, and the Company and the Company Subsidiaries shall have access to the benefits of such applicable Shared Contracts, on a pass-through cost basis (provided that the Company and the Company Subsidiaries shall bear only their allocable cost of such Shared Contract).

4.15 Certain Payments

At the Closing, the Company shall, without duplication, (a) pay the CD&R Deal Fee to Clayton, Dubilier & Rice, LLC, (b) pay or, as appropriate, reimburse Investor for the Investor Transaction Expenses, (c) pay or, as appropriate, reimburse ITW for the ITW Transaction Expenses and (d) pay all fees and other amounts required to be paid to the Financing Sources pursuant to the Debt Financing Commitment or otherwise in connection with the Debt Financing (the "Debt Financing Fees and Expenses"), in each case by wire transfer of immediately available funds in Dollars to the account (or accounts) designated in writing by ITW, Investor or the Financing Sources, as the case may be, at least two Business Days prior to the Closing.

4.16 Further Assurances

Following the Closing, each of Investor, on the one hand, and ITW, on the other hand, shall (and shall cause their Affiliates and their representatives to) from time to time, at the other's reasonable request, execute and deliver, or cause to be executed and delivered, such further instruments, documents, conveyances or assurances and perform such further acts, as such other party may reasonably require in order to fully effect the Investment and to otherwise consummate the transactions contemplated by this Agreement.

4.17 Investor Actions

Following the Closing, to the extent Investor has the power to appoint a majority of the members of the board of directors of the Company, Investor shall use its reasonable best efforts to cause the Company to comply with its covenants and agreements hereunder, to the extent such covenants and agreements by their terms contemplate performance after the Closing.

4.18 Disaster Recovery Systems

To the extent that the Company or a Company Subsidiary is not scheduled to perform a full back-up of its Internal IT Systems in the ordinary course of business within twenty-four (24) hours prior to the anticipated date of the Closing, it shall use its commercially reasonable efforts to perform such a back-up within such timeframe.

4.19 ITW Option to Effect France Sale

Investor hereby irrevocably offers to ITW that, at any time after the date on which the consultation process with the works council of Polyrey SAS is complete in accordance with applicable Law and prior to the Closing, ITW may, at its sole option (the "French Sale Option"), by delivery of a written notice to Investor, include step 30 set forth on Schedule 4.9(c) as part of the Reorganization and effect such step as part of the Reorganization pursuant to Section 4.9(c). Upon the exercise of the French Sale Option, step 30 set forth on Schedule 4.9(c) shall be deemed a part of the Reorganization for all purposes of this Agreement, and the exercise of the French Sale Option may not be revoked without Investor's written consent. If the Closing occurs prior to ITW's exercise of the French Sale Option, then the Company shall, at the Closing, extend an irrevocable offer to purchase Polyrey SAS, at any time within one hundred and seventy (170) days following the Closing Date, at the price set forth in step 30 set forth on Schedule 4.9(c), and on substantially the same terms as would have been provided if ITW had exercised the French Sale Option prior to the Closing. ITW agrees that it shall not directly or indirectly sell or commit to sell Polyrey SAS or its business to any other Person so long as this Agreement is in effect. Notwithstanding anything to the contrary herein, ITW shall not be required to exercise the French Sale Option.

4.20 Data Room

Within five (5) Business Days following the date hereof, ITW shall deliver to Investor a copy in digital video disc format of the contents, as of the date hereof, of the on-line data room hosted by Merrill Corporation on behalf of ITW in the on-line data site captioned "Project Wimbledon 2012".

4.21 Post Closing Financial Reporting

Investor shall use commercially reasonable efforts to cause the Company to deliver to ITW, pursuant to ITW's established closing cycle, which shall not require delivery prior to the fifth Business Day following the Closing Date, the normal quarter and month-end balance sheet and other financial information of the type that the Business has historically provided to ITW via its financial reporting system for the most recently ended quarterly and monthly periods ending

prior to the Closing Date and for the interim period beginning on the first day of the month in which the Closing occurs and ending on the Closing Date.

ARTICLE V
TAX MATTERS

5.1 Tax Indemnification

(a) Indemnification by ITW.

(1) From and after the Closing, ITW and Company Parent, on a joint and several basis, agree to indemnify the Company Indemnified Parties against, and to hold the Company Indemnified Parties harmless from and to pay, all Losses arising out of (i) any Taxes of the Company or any Company Subsidiary with respect to any Pre-Closing Tax Period, together with any interest, penalty or additions to Tax accruing after the Closing on Taxes described in this clause (i); (ii) any Liability of the Company or any Company Subsidiary for the Taxes of any Person (other than the Company or any Company Subsidiary) by reason of (A) being a transferee or successor to such Person prior to the Closing Date, (B) pursuant to Section 1.1502-6 of the Treasury Regulations (or comparable provision under any other applicable Law) by reason of being affiliated with such Person prior to the Closing or (C) by reason of any Contract entered into by such Company or Company Subsidiary prior to the Closing Date but only if, in the case of clauses (A) and (C), such Taxes directly relate to an event or transaction occurring on or before the Closing Date; (iii) any Taxes attributable to any inaccuracy of or breach by ITW of any representation or warranty made by ITW in Section 2.9; (iv) any Taxes attributable to any failure by ITW to perform or comply with any covenant or agreement in this Agreement relating to Taxes; (v) any Taxes that arise as the result of any inclusion under Section 951 of the Code by the Company or any Company Subsidiary organized in the United States at the end of the taxable year of any Company Subsidiary that is a controlled foreign corporation (as defined under Section 957 of the Code) that includes the Closing Date to the extent such inclusion results from any transactions or activities occurring between the beginning of the taxable year of such controlled foreign corporation that includes the Closing Date and through the Closing; (vi) any Taxes that directly result from the Reorganization and any other transactions or activities contemplated by Section 4.9 except for the Transaction Taxes described in Section 5.4 and (vii) Liability of the Company or any Company Subsidiary for any Taxes of ITW or any Non-Company Affiliate with respect to any Post-Closing Tax Period; provided, however, that ITW in all events shall have no obligation to indemnify the Company or the Company Subsidiaries under this Section 5.1(a) from and against (A) any Taxes or Losses described in Section 5.1(b) or (B) any Taxes to the extent such Taxes are accrued as a Liability in Closing Net Operating Assets as finally determined pursuant to Section 1.5.

(2) From and after the Closing Date, ITW agrees to indemnify Investor against, and to hold Investor harmless from and to pay, all Transaction Taxes that are allocated to ITW under Section 5.4.

(b) Indemnification by the Company. From and after the Closing Date, the Company agrees to indemnify Investor, ITW and the Non-Company Affiliates against, and to be responsible for, to pay and to hold Investor, ITW and Non-Company Affiliates harmless from, all Losses arising out of (i) Liability of ITW or any Non-Company Affiliate for any Taxes (other than withholding Taxes) of the Company or Company Subsidiary with respect to any Post-Closing Tax Period for which Investor, ITW or their respective Affiliates has secondary liability (other than those ITW or any Non-Company Affiliate is required to indemnify the Company and Company Subsidiaries against under this Agreement), (ii) any Taxes attributable to any failure by the Company or any Company Subsidiary to perform or comply with any covenant or agreement in this Agreement after the Closing related to Taxes and (iii) any Taxes attributable to any transaction undertaken by the Company or any Company Subsidiary outside the ordinary course of business occurring after the Closing on the Closing Date and not contemplated by this Agreement or directed solely by ITW or any Non-Company Affiliate prior to the Closing.

(c) Indemnification by Investor. From and after the Closing Date, Investor agrees to indemnify ITW and the Non-Company Affiliates against, and to be responsible for, to pay and to hold ITW and the Non-Company Affiliates harmless from, any Transaction Taxes that are allocated to Investor under Section 5.4.

5.2 Procedures Relating to Certain Tax Indemnification

(a) If a claim for Taxes, including notice of a pending audit, shall be made by any Tax Authority in writing, which, if successful, might result in an indemnity payment pursuant to Section 5.1 (any such claim, a "Tax Claim"), the party which receives such notice shall notify the other party in writing of the Tax Claim within 15 Business Days after receipt of such Tax Claim. If the party seeking indemnification (the "Tax Indemnified Party") does not give notice of a Tax Claim to the other party (the "Tax Indemnifying Party") within such period or in detail sufficient to apprise the Tax Indemnifying Party of the nature of the Tax Claim, the Tax Indemnifying Party shall not be liable to the Tax Indemnified Party to the extent that the Tax Indemnifying Party's position is prejudiced as a result thereof.

(b) The Tax Indemnifying Party shall control all proceedings in connection with any Tax Claim (including selection of counsel) and, without limiting the foregoing, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with any Tax Authority with respect thereto, and may either pay the Tax Claim and sue for a refund where applicable Law permits such refund suits or contest such Tax Claim in any permissible manner; provided, however, that (i) the Tax Indemnifying Party shall keep the Tax Indemnified Party regularly informed as to the status of such proceedings (including by providing copies of all notices received from the relevant Tax Authority) and the Tax Indemnified Party shall have the right to review and comment on any correspondence from the Tax Indemnifying Party to the relevant Tax Authority prior to submission of such correspondence to the Tax Authority and (ii) the Tax Indemnifying Party shall not settle or otherwise compromise such Tax Claim to the extent that any such settlement or compromise could reasonably be expected to result in Liability of the Tax Indemnified Party for Taxes with respect to a Post-Closing Tax Period that exceeds $50,000 without the Tax Indemnified Party's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, unless the Tax Indemnifying Party indemnifies and holds harmless the Tax Indemnified Party from and against any such Taxes (including the

first $50,000 thereof) actually incurred as a result of such settlement or compromise. Any indemnification payment resulting from application of the foregoing sentence shall be paid at the time such liability for Taxes is actually incurred by the Tax Indemnified Party and the Tax Indemnifying Party shall be deemed to elect not to control any proceedings related to such Taxes arising in a Post-Closing Tax Period. If any Tax Indemnifying Party elects not to control any proceedings relating to a Tax Claim, the Tax Indemnified Party shall control such proceedings; provided, however, (i) the Tax Indemnified Party shall keep the Tax Indemnifying Party reasonably informed as to the status of such proceedings (including by providing copies of all notices received from the relevant Tax Authority) and the Tax Indemnifying Party shall have the right to review and comment on any correspondence from the Tax Indemnified Party to the relevant Tax Authority prior to submission of such correspondence to the Tax Authority and (ii) the Tax Indemnified Party shall not settle or compromise such Tax Claim without the Tax Indemnifying Party's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

5.3 Tax Returns

(a) ITW shall timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all U.S. federal and state income Tax Returns required to be filed on or prior to the Closing Date by or with respect to the Company or any Company Subsidiary. All such Tax Returns shall be prepared in a manner consistent with most recent past practice, except as otherwise required by applicable Law. After the Closing Date, the Company shall timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all Tax Returns required to be filed with respect to the Company or any Company Subsidiary, and to the extent such Tax Returns are for Pre-Closing Tax Periods, such Tax Returns shall be prepared on a basis consistent with past practices and prior Tax reporting positions (except as otherwise required by applicable Law). The Company shall provide ITW, at least 30 calendar days prior to the applicable deadline for filing any such Tax Return with respect to a Pre-Closing Tax Period, a copy of the Tax Return for ITW's review and comment. ITW shall have 10 Business Days to provide the Company with a statement of any disputed items with respect to such Tax Return. If the disputed items are not resolved by ITW and the Company within 5 calendar days following ITW's submission of its statement of disputed items, the matter shall be submitted to one or more tax experts at the Accounting Firm who shall be directed to, within 10 calendar days after such submission, render a decision with respect to all matters in dispute, and such decision shall be final, binding and conclusive on the parties hereto. The fees and disbursements of the Accounting Firm shall be shared equally by ITW and the Company. ITW shall pay to the applicable Company Subsidiary, no later than two Business Days prior to the due date therefor, all Taxes of such Company Subsidiary shown as due on any Tax Return the extent such Taxes are attributable to the Pre-Closing Tax Period and not accrued as a tax payable in the Closing Net Operating Assets as finally determined.

(b) Except as required by applicable Law, or if undertaken pursuant to Section 5.2(a) or pursuant to Section 5.3(a), the Company shall not file or cause or permit any Company Subsidiary to file any amended Tax Return after the Closing Date with respect to any Pre-Closing Tax Period, or make any Tax election, effect any change in Tax accounting method or extend the period of limitations for assessment of any Tax after the Closing Date where such election, change or extension affects a Pre-Closing Tax Period to the extent such action could

reasonably be expected to have a cost to ITW (through an indemnification obligation or otherwise) in excess of $50,000, without the prior written consent of ITW, which may be given or withheld in ITW's sole discretion, provided that ITW shall consent if the Company agrees to reimburse such cost (including the first $50,000 thereof).

(c) ITW and the Company shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns relating to the Company or any Company Subsidiary, including by provision of any required power-of-attorney (or other form of authorization), and in maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits, and in connection with any other legitimate matters (including, for the avoidance of doubt, reasonable requests for information by ITW or by the Investor, its Affiliates or their employees or representatives, relating to the tax planning of the Company and the Company Subsidiaries) with respect to all taxable periods relating to Taxes.

(d) Any overpayments, refunds or credits of, Taxes attributable to Pre-Closing Tax Periods of the Company and Company Subsidiaries (including in respect of the Straddle Period) for which ITW is responsible pursuant to Section 5.1(a) to the extent not included in Closing Net Operating Assets as finally determined, plus any interest actually received with respect thereto from an applicable Tax Authority (and including refunds or credits in respect of such Taxes arising by reason of amended Tax Returns filed after the Closing Date), shall be for the account of ITW unless such refunds or credits result from a carryback of losses or other Tax attributes from a Post-Closing Tax Period. The Company shall pay or cause to be paid such amount to ITW less reasonable out-of-pocket expenses incurred in connection with obtaining such refunds less any Taxes incurred by the Company or any Company Subsidiary as a result of such refunds or credits (including interest thereon). The Company shall, if reasonably requested by ITW and solely at ITW's cost, use its commercially reasonable efforts to file for, or cause to be filed for, and to obtain the receipt of, any refund to which ITW is entitled under this Section 5.3(d).

5.4 Transaction Taxes

Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, sales, use, excise, stamp, real estate, value added, GST (or similar Tax), registration and other such Taxes imposed by or payable to any jurisdiction or any Governmental Body arising from the Reorganization or the transfer of the Preferred Units to Investor (collectively, "Transaction Taxes") shall be borne by the Company to the extent such Transaction Taxes do not exceed $2 million in the aggregate. Any Transaction Taxes in excess of $2 million in the aggregate shall be borne by ITW. All necessary Tax Returns with respect to all such Transaction Taxes shall be filed by the Company or the applicable Company Subsidiary. For the avoidance of doubt, Transaction Taxes do not include any Taxes that are imposed on or measured by any net or gross income or profits of the Company, any Company Subsidiary, any Asset Sale Subsidiary or ITW or any of its Affiliates, including for the avoidance of doubt any "de-grouping" charges in Germany.

5.5 Records Retention

The Company and ITW shall (and shall cause their respective Affiliates to) (i) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any Tax Authority or any judicial or administrative proceeding relating to Taxes, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties, and (ii) retain (and provide the other party and its Affiliates with reasonable access to), until the expiration of the later of (A) the seventh anniversary of the Closing Date and (B) the date on which Taxes may no longer be assessed under the applicable statute of limitation, including any waivers or extensions thereof, all records or information which may be relevant to such Tax Return, audit, examination or proceeding in a manner consistent with most recent past practice.

5.6 Tax Sharing Agreements

ITW shall release or cause the release of the Company and each Company Subsidiary from any obligation under any agreement relating to the allocation, indemnification or sharing of Taxes other than this Agreement ("Tax Sharing Agreements") with any Person (other than the Company or any Company Subsidiary) prior to the Closing Date. For the avoidance of doubt, ITW shall cause each Company and Company Subsidiary to have no obligation under any Tax Sharing Agreement to any Person (other than the Company or any Company Subsidiary) for the payment of Taxes.

5.7 Straddle Period

For purposes of this ARTICLE V, in the case of any Straddle Period, the amount of any (i) Taxes based on or measured by income or receipts of the Company and Company Subsidiaries for the Pre-Closing Tax Period and (ii) all other Taxes that otherwise can be reasonably allocated to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time). The amount of any Taxes of the Company and Company Subsidiaries for a Straddle Period to be attributed to the Pre-Closing Tax Period that is not susceptible to allocation based on the methodology described in the preceding sentence shall be determined by multiplying the amount of such Tax for the entire taxable period by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

5.8 Waiver of Loss Carrybacks

To the extent permitted under applicable Law, the Company or any Company Subsidiary shall not carry any losses or other Tax attributes arising in any Post-Closing Tax Period in respect of a consolidated, combined or unitary Tax Return to any Pre-Closing Tax Period, provided that in cases where the Company or any Company Subsidiary is required by law to carry such losses or Tax attributes to any Pre-Closing Tax Period before it can carry forward

such losses or Tax attributes, (i) any net Tax benefit actually realized by ITW or any of its Affiliates shall be remitted by ITW to the Company at the time such Tax benefit is actually realized and (ii) Taxes of the Company and any Company Subsidiary shall be determined without regard to any such carry backs for purposes of Section 5.1(a).

5.9 No Section 108(i) Election

ITW shall not make (or permit to be made) any election under Section 108(i) of the Code (or any similar provision under state, local or foreign Law) that applies to any income or deduction realized by the Company or any Company Subsidiary prior to the Closing.

5.10 Computational Matters; Indemnification Cap

(a) The indemnification obligations of ITW, Investor, and the Company pursuant to this ARTICLE V shall, in respect of computational matters, be subject to Section 9.5.

(b) Under no circumstance shall ITW's aggregate obligation to provide indemnification for matters covered by Section 5.1(a) (but excluding Liabilities described in Section 5.1(a)(ii) and Taxes described in Section 5.1(a)(vii), which shall not be subject to any cap) exceed an amount equal to the sum of (i) $1,050,000,000, (ii) any Losses arising out of Taxes described in Section 5.1(a)(vi) to the extent such Losses are incurred as a result of a modification to the steps set forth on Schedule 4.9(c) and (iii) any Losses arising out of failure to comply with the last sentence of Section 5.3(a).

5.11 Certain Tax Elections

(a) The Company shall not make (or cause to be made) a Section 338(g) election with respect to the transfer of any Company Subsidiary.

(b) The Company shall not, without the prior written consent of ITW, make (or cause to be made) any election under Treasury Regulation Section 301.7701-3 to change the U.S. federal tax classification of the Company or any Company Subsidiary where such election would be effective on or before the day after the Closing Date.

5.12 German Tax Issues

(a) ITW (Deutschland) GmbH shall cause (i) the profit and loss absorption agreement (Ergebnisabführungsvertrag) between ITW (Deutschland) GmbH and Resopal GmbH dated October 29, 2010 to be terminated on or prior to the Closing Date, and (ii) a short fiscal year (Kurzwirtschaftsjahr) ending on or before the Closing Date to be established for Resopal GmbH.

(b) The financial statements for the short fiscal year shall be prepared by Resopal GmbH in accordance with GAAP pursuant to the German Commercial Code (HGB) consistently applied within 120 days after the Closing Date and audited by a certified public accountant (Wirtschaftsprüfer) designated by ITW and reasonably acceptable to Investor. Resopal GmbH shall prepare such financial statements in a manner that follows past experience and is consistent with prior years. The Company shall deliver to ITW (Deutschland) GmbH a copy of the audited

financial statements for the short fiscal year as soon as they become available but not later than 120 days after the Closing Date.

5.13 Exclusivity

To the extent of any inconsistency between this ARTICLE V and ARTICLE IX, this ARTICLE V shall control as to Tax matters.

ARTICLE VI
CONDITIONS TO THE CLOSING

6.1 Conditions to Obligations of the Company

The obligations of the Company to consummate the issuance and sale of the Preferred Units will be subject to the fulfillment (or written waiver by ITW), on or prior to the Closing Date, of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Investor contained in this Agreement shall be true and correct in all respects (without giving effect to any qualifications or limitations as to "materiality" or "material adverse effect" included therein) on and as of the date hereof and the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be accurate as of such certain date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Investor's ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Compliance with Agreements and Covenants. All the covenants and agreements contained in this Agreement to be complied with by Investor on or before the Closing will have been complied with in all material respects.

(c) Certificate of Compliance. Investor shall have delivered to ITW a certificate dated as of the Closing Date, signed by a duly authorized officer of Investor, certifying as to compliance with Section 6.1(a) and Section 6.1(b).

(d) Antitrust Approvals. All applicable waiting periods and clearances pursuant to the HSR Act and Applicable Non-U.S. Antitrust Approvals shall have unconditionally expired, been terminated or been obtained, as applicable.

(e) No Adverse Order. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting consummation of such transactions.

(f) Other Agreements. Investor shall have delivered to ITW copies of each of the Ancillary Agreements to which it is a party, duly executed by it and approved in accordance with applicable Law and the organizational documents of Investor.

6.2 Conditions to Obligations of Investor

The obligations of Investor to consummate the purchase of the Preferred Units will be subject to the fulfillment (or written waiver by Investor), on or prior to the Closing Date, of each of the following conditions:

(a) Accuracy of Representations and Warranties and Certain Covenant Compliance. (i) (A) The representations and warranties of ITW contained in this Agreement (other than the representations and warranties identified in clause (ii) hereof) shall be true and correct in all respects (without giving effect to any qualifications or limitations as to "materiality" or "Material Adverse Effect" included therein) and (B) the covenants and agreements contained in Section 4.1(b)(17) will have been complied with in all respects, except where the failure of such representations and warranties to be true and correct or the failure of such covenants and agreements to be complied with would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (ii) the representations and warranties in Sections 2.1 (other than the third sentence thereof), 2.2(a), (b) and (d), and 2.18 shall be true and correct in all respects, in the case of the representations and warranties referenced in each of the foregoing clauses (i) and (ii), on and as of the date hereof and the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be accurate as of such certain date).

(b) Compliance with Agreements and Covenants. The covenants and agreements contained in Section 4.9(a) will have been complied with by ITW on or before Closing (or, with respect to those actions to occur immediately after the Closing, are expected to occur substantially concurrently with the Closing) in all respects and all the other covenants and agreements contained in this Agreement to be complied with by ITW on or before the Closing (other than those covenants and agreements contained in Section 1.4(b) and Section 4.1(b)(17) will have been complied with in all material respects.

(c) Certificate of Compliance. The Company shall have delivered to Investor a certificate dated as of the Closing Date, signed by a duly authorized officer of ITW and the Company certifying as to compliance with Section 6.2(a) and Section 6.2(b).

(d) Antitrust Approvals. All applicable waiting periods and clearances pursuant to the HSR Act and Applicable Non-U.S. Antitrust Approvals shall have unconditionally expired, been terminated or been obtained, as applicable.

(e) No Adverse Order. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting consummation of such transactions.

(f) Other Agreements. ITW, ITW Subsidiary and the Company shall have delivered to Investor copies of each of the Ancillary Agreements, to the extent a party thereto, duly executed by it and approved in accordance with applicable Law and the organizational documents of ITW, ITW Subsidiary, the Company and/or their Affiliates (to the extent a party thereto).

(g) Director Resignations. The members of the Company's Board of Directors who are not among those directors who will serve on the Board of Directors immediately after the Closing in accordance with the LLC Agreement shall have resigned or been removed effective as of the Closing.

(h) Board Action. The Board of Directors of the Company shall on the Closing Date (but prior to the Closing) take all actions necessary and appropriate to approve the Debt Financing.

(i) No Material Adverse Effect. No change, effect, event, development or occurrence shall exist as of the Closing Date or shall have occurred since the date hereof that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided that, for purposes of this Section 6.2(i), all matters disclosed in the Schedules shall be disregarded and not taken into account for purposes of determining whether such Material Adverse Effect has occurred or would be reasonably likely to occur.

(j) Exercise of the French Sale Option. ITW shall have exercised the French Sale Option.

6.3 Frustration of Closing Conditions

Neither the Company nor Investor may rely, either as a basis for not consummating the transactions contemplated under this Agreement or terminating this Agreement and abandoning such purchase and sale, on the failure of any condition set forth in Section 6.1 or 6.2, as the case may be, to be satisfied if such failure was caused by such party's breach in any material respect of any provision of this Agreement or failure to use all the requisite efforts required to consummate the transactions contemplated hereby, as required by and subject to Section 4.2 and any other applicable provisions of this Agreement.

ARTICLE VII
DELIVERIES

7.1 Deliveries by ITW

At the Closing, ITW shall deliver or cause to be delivered to Investor executed copies of each of the Ancillary Agreements to which ITW or any of its Affiliates (other than the Company) is a party, in each case executed by a duly authorized representative of the party on such party's behalf.

7.2 Deliveries by Investor

At the Closing, Investor shall deliver or cause to be delivered to the Company all of the following, and in the case of executed agreements, documents or instruments, in each case executed by a duly authorized representative of Investor on Investor's behalf:

(a) the Purchase Price, in immediately available funds to an account specified in writing by the Company, no later than two Business Days prior to the Closing Date;

(b) the certificate referred to in Section 6.1(c); and

(c) executed copies of each of the Ancillary Agreements to which Investor is a party.

7.3 Deliveries by the Company

At the Closing, the Company shall deliver or cause to be delivered:

(a) the various payments contemplated by Section 1.2.

(b) to Investor and ITW, executed copies of each of the Ancillary Agreements to which the Company is a party; and

(c) the certificate referred to in Section 6.2(c).

ARTICLE VIII
CERTAIN RESTRICTIONS

8.1 Non-Competition

(a) ITW agrees that for the period from the Closing Date until the second anniversary of the date ITW beneficially owns less than 50% of the Common Units it beneficially owns as of the Closing (the "Non-Competition Period") it shall not, and shall cause the Non-Company Affiliates not to, engage in the Restricted Business anywhere in the world (each, a "Competitive Activity"); provided that the foregoing shall not prohibit ITW or any of its Affiliates from collectively owning (i) the Common Units or other equity interests in the Company (or any successor entity) or participating in the management of the Company and the Company Subsidiaries pursuant to this Agreement and the Ancillary Agreements or (ii) up to an aggregate of five percent of the outstanding shares of any class of capital stock of any publicly traded Person that engages in any Competitive Activity (a "Competing Person") so long as neither ITW nor any of its Affiliates has any participation in the management (excluding directorships or substantially similar positions) of such Competing Person.

(b) Notwithstanding anything to the contrary in the foregoing, nothing in this Section 8.1 shall:

(A) prevent ITW or any of its Affiliates from making a *bona fide* sale or divestiture of any or all of its assets or businesses to any Person that is not an Affiliate of ITW, and such Person shall in no way be bound by the restrictions set forth in this Section 8.1;

(B) prohibit ITW or any of its Affiliates from acquiring the whole or any part of a Person or business which engages in any Competitive Activity or the whole or any part of a business which includes any Competitive Activity; provided that, where such Competitive Activities of such Person or business represent greater than 30% of the revenues of such Person or business acquired as set out in the latest available annual financial statements of that Person or business, ITW and/or its Affiliates shall be required to use commercially

reasonable efforts to divest such Person, business or portion thereof to the extent engaging in such Competitive Activity within 18 months after the consummation of such acquisition; or

(C) prohibit ITW or any of its Affiliates from acquiring a Minority Investment in a Person or business which engages in, or includes, any Competitive Activity. As used in this Agreement, the term "Minority Investment" means any minority equity investment by ITW or any of its Affiliates in any Person in which ITW and any of ITW's Affiliates, as applicable, collectively hold less than 20% of the outstanding voting securities or similar equity interests of such Person entitled to elect the board of directors (or similar governing body) of such Person.

8.2 Non-Solicitation

(a) Each of ITW and ITW Subsidiary agrees that from and after the date of this Agreement until one year after the Closing Date (the "Non-Solicitation Period"), it shall not, and shall cause the Non-Company Affiliates not to, request or induce any Person listed on Schedule 8.2(a) to terminate his or her employment with the Company and the Company Subsidiaries, except in the ordinary course of business; provided, however, that the foregoing shall not apply (i) to solicitations made by job opportunity advertisements and headhunter searches directed to the general public rather than targeting any employees of the Company or any of the Company Subsidiaries or (ii) with respect to any employee who has been terminated by the Company or any of the Company Subsidiaries, as applicable (or has voluntarily left his or her employment more than six months prior to such solicitation).

(b) Except as contemplated by Section 4.6 or 4.9, Investor agrees that during the Non-Solicitation Period, it shall not, and it shall cause its Affiliates (including, after the Closing, the Company and the Company Subsidiaries, but excluding any affiliated portfolio companies of Investor) not to, directly or indirectly, request or induce any Person who is at any time during the Non-Solicitation Period employed by ITW or any of the Non-Company Affiliates, in each case, as a Director or higher position (whether at the ITW corporate or business division level), with whom it had contact in the course of evaluating and negotiating a possible transaction involving the Company with ITW, to terminate his or her employment with ITW or any of its Non-Company Affiliates; provided, however, that the foregoing shall not apply (i) to solicitations made by job opportunity advertisements and headhunter searches directed to the general public rather than targeting any employees of ITW or any of the Non-Company Affiliates or (ii) with respect to any employee who has been terminated by ITW or any of the Non-Company Affiliates, as applicable (or has voluntarily left his or her employment more than six months prior to such solicitation).

8.3 Specific Performance

ITW, ITW Subsidiary and Investor recognize and affirm that in the event of a breach by any such party or its Affiliates of any of the provisions of this ARTICLE VIII, money damages would be inadequate and the other parties would have no adequate remedy at law. Accordingly, ITW and ITW Subsidiary, on the one hand, and Investor, on the other hand, agree that the other

party shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the other party's obligations under this ARTICLE VIII not only by an action or actions for damages, but also by an action or actions for specific performance, injunction and/or other equitable relief in order to enforce or prevent any violations (whether anticipatory, continuing or future) of the provisions of this ARTICLE VIII. ITW and ITW Subsidiary, on the one hand, and Investor, on the other hand, agree that the other party is not required to post a bond in order for the other party to secure an injunction.

8.4 Severability

If at any time any of the provisions of this ARTICLE VIII shall be determined to be invalid or unenforceable by reason of being vague or unreasonable as to duration, area or scope of activity, or otherwise, then this ARTICLE VIII shall be considered divisible (with the other provisions to remain in full force and effect) and the invalid or unenforceable provisions shall become and be deemed to be immediately amended to include only such time, area, scope of activity and other restrictions as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter, and the parties hereto expressly agree that this Agreement, as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included herein. Without limiting the foregoing, if the length of the Non-Competition Period is determined to be unacceptable under applicable Law, the Non-Competition Period shall be modified as determined by a court or other agency of competent jurisdiction or statute, as applicable, to be of the maximum length permitted under applicable Law.

8.5 Use of Intellectual Property

(a) Except as otherwise provided in this Agreement or an Ancillary Agreement, after Closing, Investor shall, and the Company shall and shall cause the Company Subsidiaries to, refrain from using any Intellectual Property owned by ITW or ITW's Affiliates (other than Intellectual Property owned or licensed by the Company and the Company Subsidiaries). Without limiting the generality of the foregoing and except as otherwise provided in this Section 8.5, Investor shall, and the Company shall and shall cause the Company Subsidiaries to, specifically refrain from using in any manner the designation "ITW", "Illinois Tool Works" or any variation, derivation, or translation thereof or any related mark or logo, or any name likely to cause confusion with the mark "ITW" or "Illinois Tool Works" (the "ITW Designations").

(b) As soon as practicable after the Closing, but in no event later than 180 calendar days after Closing, the Company shall, and shall cause the Company Subsidiaries to, remove or render illegible all references to the ITW Designations appearing on any sales, marketing, advertising, shipping and related materials (including websites and stationery) used in connection with goods and services owned or offered by the Company or Company Subsidiaries, in each case, that are in the possession or under the control of the Company or Company Subsidiaries. To the extent that any Domain Names or Marks used, registered, or otherwise controlled by the Company or the Company Subsidiaries contain, either alone or in combination, any reference to ITW Designations or any of ITW's or ITW's Affiliates' (excluding the Company's and the Company Subsidiaries') Marks, the Company and each of the Company Subsidiaries shall cease all use thereof promptly after the Closing Date (except as otherwise expressly permitted by this

Agreement or an Ancillary Agreement), and as soon as practicable after the Closing Date (but in no event more than 180 calendar days thereafter), abandon all rights in and to such Domain Names and Marks, including abandoning any such registrations and applications for registrations. Notwithstanding the foregoing, should Investor, following the Closing Date, become aware of any Domain Name registration owned by the Company or any of the Company Subsidiaries that includes or incorporates the ITW Designations or any of ITW's or the Non-Company Affiliates' marks, Investor shall promptly notify ITW of the existence of such Domain Name registration and, upon ITW's request, shall, or shall cause its Affiliates to, at the sole cost and expense of ITW (including out-of-pocket expenses and fees, including reasonable attorneys' fees), assign and transfer all right, title and interest in or to such Domain Name registration to ITW or an Affiliate of ITW.

(c) Any use of the ITW Designations by the Company or the Company Subsidiaries pursuant to this Section 8.5 shall: (i) be in conformity with the practices of the Company and the Company Subsidiaries prior to Closing, (ii) be in a manner that does not harm or disparage ITW or its Affiliates or the reputation or goodwill of the ITW Designations and (iii) be subject to the Company and Company Subsidiaries maintaining the quality of goods and services used in connection with the ITW Designations at a standard at least as high as that of the goods and services with which the ITW Designations were used that were offered and sold by the Company and Company Subsidiaries as of Closing.

8.6 Intellectual Property License

(a) Subject to the terms and conditions of this Agreement, the Company hereby grants, effective as of the Closing, to ITW and its Non-Company Affiliates a non-exclusive, perpetual, irrevocable, non-sublicensable and non-assignable (except as provided in Section 8.6(b)), royalty-free, fully paid-up, worldwide license, in connection with the current and future operation of their businesses, to use and exercise all rights under all Intellectual Property (other than Marks and Domain Names) that is owned by the Companies and/or Company Subsidiaries and is or was used by ITW and its Non-Company Affiliates (other than the Companies and/or Company Subsidiaries) as of or prior to the Closing Date, but only to the same extent and manner that ITW and its Non-Company Affiliates used such Intellectual Property in their businesses as of the Closing Date.

(b) ITW or its Non-Company Affiliates may assign or sub-license the license set forth in Section 8.6(a) to any Affiliate, or in connection with a merger, reorganization, or sale of all, or substantially all, of any of the businesses to which this license relates, so long as: (i) the assigning or sublicensing party provides Investor and the Company or its successor or assignee with prompt written notice of such transaction and (ii) the assignee or sublicensee cannot extend the benefits of such license to its other businesses, provided that no such assignment or sublicense pursuant to this Section 8.6(b) shall relieve the assigning or sublicensing party of its obligations hereunder.

(c) Subject to the terms and conditions of this Agreement, each of ITW and the Non-Company Affiliates hereby grants, effective as of the Closing, to the Company and the Company Subsidiaries a non-exclusive, perpetual, irrevocable, non-sublicensable and non-assignable (except as provided in Section 8.6(d)), royalty-free, fully paid-up, worldwide license, solely in

connection with the current and future operation of the Business, to use and exercise all rights under all Intellectual Property (other than Marks, Domain Names and the Intellectual Property related to ITW corporate materials (including its "Toolbox" application of related know-how and materials)) that is owned by ITW or any Non-Company Affiliate and is or was used by the Company and the Company Subsidiaries in connection with the Business as of or prior to the Closing Date, but only to the same extent and manner that the Company and the Company Subsidiaries used such Intellectual Property in the Business as of the Closing Date.

(d) The Company and the Company Subsidiaries may assign or sub-license the license set forth in Section 8.6(c) to any Affiliate, or in connection with a merger, reorganization, or sale of all, or substantially all, of any of the businesses to which this license relates, so long as: (i) the assigning or sublicensing party provides ITW with prompt written notice of such transaction and (ii) the assignee or sublicensee cannot extend the benefits of such license to its other businesses, provided that no such assignment or sublicense pursuant to this Section 8.6(d) shall relieve the assigning or sublicensing party of its obligations hereunder.

(e) All rights not expressly granted by a party hereunder or under the Ancillary Agreements are reserved to such party.

ARTICLE IX
INDEMNIFICATION

9.1 Indemnification by Investor

Subject to the other terms, conditions and limitations of this Agreement (including the provisions of ARTICLE V and Sections 9.4, 9.5 and 9.6), from and after the Closing, Investor agrees to indemnify ITW and its Affiliates and its and their officers, directors, employees, agents, successors and assigns (the "ITW Indemnified Parties") against, and to pay and to hold ITW Indemnified Parties harmless from, all Losses suffered or incurred by any of ITW Indemnified Parties to the extent arising out of:

(a) any inaccuracy or breach by Investor of any representation or warranty made by Investor in ARTICLE III of this Agreement; and

(b) any failure by Investor to perform or comply with any of its covenants or agreements in this Agreement (including any other provision set forth herein that requires Investor to indemnify ITW and/or its Affiliates upon the occurrence of certain events as described therein), other than any covenant or agreement set forth in Section 4.17.

9.2 Indemnification by ITW

Subject to the other terms, conditions and limitations of this Agreement (including the provisions of ARTICLE V and Sections 9.4, 9.5 and 9.6), from and after the Closing, ITW and ITW Subsidiary, on a joint and several basis, agree to indemnify (x) in the case of the indemnification under Sections 9.2(a), 9.2(b), 9.2(c), 9.2(e), 9.2(f) and 9.2(g), the Company and the Company Subsidiaries and its and their officers, directors, employees, agents, successors and assigns (the "Company Indemnified Parties") and (y) in the case of the indemnification under Section 9.2(d), Investor and/or its Affiliates designated pursuant to Section 1.2(a) and their

respective officers, directors, employees, agents, successors and assigns (the "Investor Indemnified Parties") against, and to pay and to hold the Company Indemnified Parties or the Investor Indemnified Parties, as applicable, harmless from, all Losses suffered or incurred by any of the Company Indemnified Parties or the Investor Indemnified Parties, as applicable, to the extent arising out of:

(a) any inaccuracy of or breach by ITW of any representation or warranty made by ITW in ARTICLE II of this Agreement (other than Section 2.2(d), and Section 2.9 (such Section 2.9 shall be governed by ARTICLE V)) or any failure by ITW or ITW to perform or comply with any covenant or agreement set forth in Section 4.1(b)(17);

(b) any failure by ITW, ITW Subsidiary or, with respect to any pre-Closing period, the Company to perform or comply with any covenant or agreement in this Agreement (including any other provision set forth herein that requires ITW to indemnify Investor upon the occurrence of certain events as described therein and other than any covenant or agreement in this Agreement relating to Taxes, which shall be governed by ARTICLE V), other than any covenant or agreement set forth in Section 4.1(b)(17);

(c) the operations and Liabilities of ITW and the Non-Company Affiliates before or after the Closing; provided, however, that this Section 9.2(c) shall not obligate ITW or ITW Subsidiary to indemnify any Company Indemnified Party for any Loss for which an ITW Indemnified Party would be entitled to indemnification under Section 9.3(b);

(d) any inaccuracy of or breach by ITW of any representations or warranty made by ITW in Section 2.2(d) of this Agreement or any failure by ITW, ITW Subsidiary or, with respect to any pre-Closing Period, the Company to perform or comply with any covenants or agreements set forth in this Agreement that causes a Loss suffered by an Investor Indemnified Party, but not the Company and its Subsidiaries (such as a diminution in value);

(e) any modification to the steps set forth in Schedule 4.9(c) as of the date hereof or the failure by ITW or its Affiliates to take or complete any of the steps set forth on Schedule 4.9(c) as of the date hereof (but excluding any matters to the extent indemnification with respect thereto is provided pursuant to ARTICLE V or to the extent Investor previously approved such modified or deferral of steps set forth on Schedule 4.9(c));

(f) Pre-Closing Environmental Liabilities; and

(g) the matter set forth on Schedule 9.2(g).

Notwithstanding anything in this Agreement to the contrary, solely for determining whether there is an inaccuracy or has been a breach of any representation or warranty for purposes of Section 9.2(a), except with respect to the representations and warranties set forth in the first sentence of Section 2.10, no effect shall be given to any qualification as to "materiality" or "Material Adverse Effect" and phrases of similar import so long as the liability to the Company and the Company Subsidiaries that would result from such breach or inaccuracy (without giving effect to any qualification as to "materiality," "Material Adverse Effect" and phrases of similar import) would exceed $750,000.

9.3 Indemnification by the Company

Subject to the other terms, conditions and limitations of this Agreement (including the provisions of ARTICLE V and Sections 9.4, 9.5 and 9.6), from and after the Closing, the Company agrees to indemnify the ITW Indemnified Parties against, and to pay and to hold the ITW Indemnified Parties harmless from, all Losses suffered or incurred by any of the ITW Indemnified Parties to the extent arising out of:

(a) the operations and Liabilities of the Business, the Company and the Company Subsidiaries before or after the Closing (but excluding Losses in respect of Taxes, which shall be governed by ARTICLE V); provided, however, that this Section 9.3(a) shall not obligate the Company to indemnify any ITW Indemnified Party for any Loss (i) for which a Company Indemnified Party or Investor Indemnified Party would be entitled to indemnification under Sections 9.2(a), 9.2(b), 9.2(d), 9.2(e), 9.2(f) or 9.2(g) or (ii) to the extent suffered as a result of any ITW Indemnified Parties' direct or indirect ownership of the Company or any Company Subsidiary following the Closing; and

(b) any failure by the Company to perform or comply with any covenant or agreement in this Agreement to the extent such covenant or agreement is to be performed in whole or in part following the Closing (including any other provision set forth herein that requires the Company to indemnify ITW and/or its Affiliates upon the occurrence of certain events as described therein).

9.4 Limitations on Indemnification

(a) The representations and warranties set forth in this Agreement, and the right to assert a claim for indemnification with respect thereto pursuant to Section 9.1(a) or 9.2(a) shall survive the Closing until the 18-month anniversary of the Closing Date and shall thereafter be of no further force or effect; provided that the representations and warranties in Sections 2.1 (other than the third sentence thereof), 2.2(a), (b) and (d), 2.18, 3.1 and 3.5 (the "Fundamental Representations") and the right to assert a claim for indemnification with respect thereto pursuant to Section 9.1(a) or 9.2(a) shall survive the Closing until the tenth anniversary of the Closing Date, the representations and warranties in Section 2.9 and the right to assert a claim for indemnification with respect thereto pursuant to Section 5.1(a) shall survive the Closing until the expiration of the applicable statute of limitations for assessments plus thirty (30) days, giving effect to any waiver, mitigation or extension of such period, and the representations and warranties in Section 2.17 and the right to assert a claim for indemnification with respect thereto pursuant to Section 9.2(a) shall survive the Closing until the fifth anniversary of the Closing Date. The covenants and agreements set forth in this Agreement, and the right to assert a claim for indemnification with respect thereto pursuant to Sections 9.1(b), 9.2(a) (in the case of the covenants or agreements set forth in Section 4.1(b)(17) or 9.2(b) shall not survive the Closing; provided, however, that those covenants and agreements set forth in Section 4.1(a), Section 4.1(b), Section 4.2(c) (to the extent its terms contemplate performance prior to the Closing), Section 4.9, Section 4.10, Section 4.13 and Section 4.14 shall survive the Closing for a period of 18 months; and provided, further, that those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing shall remain in full force and effect until thirty (30) days after the date by which such covenant or agreement is required to be

performed. If a party delivers an indemnification notice to the other party before the expiration of a representation or warranty or covenant or agreement, then the right to assert a claim for indemnification with respect to the applicable representation or warranty or covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such notice. No claim for indemnification under Section 9.1(a), 9.1(b), 9.2(a) or 9.2(b) may be made after the expiration of the applicable survival period.

(b) Notwithstanding anything to the contrary contained herein, except with respect to ERISA Affiliate Liabilities and the Fundamental Representations, an Indemnified Party shall not be entitled to indemnification under Section 9.1(a) or 9.2(a) ("Covered Claims") until such party (together with its Affiliates) shall have incurred (A) with respect to any particular claim or series of related claims based on the same or related facts, an indemnifiable Loss in excess of $250,000 (such amount, the "Minimum Per Claim Amount"), and (B) as to all claims, indemnifiable Losses in excess of an amount equal to $15.75 million in the aggregate (the "Deductible").

(c) Except with respect to ERISA Affiliate Liabilities and the Fundamental Representations, an Indemnifying Party shall be obligated to indemnify, defend or hold harmless any Indemnitee with respect to the matters covered by Section 9.1(a) or 9.2(a) only to the extent the aggregate amount of claims to be payable by such Indemnitee exceeds the Deductible and then only to the extent of such amount that is in excess of the Deductible; provided that no individual claim or series of related claims based on the same or related facts shall be so asserted unless and until the aggregate amount that would be payable pursuant to each such claim or series of related claims based on the same or related facts exceeds an amount equal to the Minimum Per Claim Amount (it being understood that any such individual claims or series of related claims for amounts less than the Minimum Per Claim Amount shall be ignored in determining whether the Deductible has been exceeded).

(d)

(1) Except with respect to matters 1, 2 and 3 set forth on Schedule 9.2(f) (indemnification in respect of which shall not be limited by this Section 9.4(d)(1) or Section 9.4(d)(2)) and matter 4 set forth on Schedule 9.2(f) (indemnification in respect of which shall not be limited by this Section 9.4(d)(1)), (A) no claim for indemnification under Section 9.2(f) may be made after the Pre-Closing Environmental Survival Date, (B) no claim for indemnification under Section 9.2(f) may be made with respect to any particular claim, or series of related claims based on the same or related facts, until an indemnifiable Loss in excess of $100,000 has been incurred, (C) no claim for indemnification under Section 9.2(f) may be made until indemnifiable Losses in excess of $3.75 million in the aggregate have been incurred under Section 9.2(f), (D) under no circumstance shall ITW's aggregate obligation to provide indemnification for matters covered by Section 9.2(a) and Section 9.2(f) exceed $315 million, and (E) notwithstanding Section 9.4(d)(1)(D), with respect to any claims for indemnification under Section 9.2(f) that are made during the Pre-Closing Environmental Survival Stub Period, under no circumstance shall ITW's aggregate obligation to provide indemnification with respect to such claims exceed $25 million.

(2) With respect to matter 4 set forth on Schedule 9.2(f), (A) no claim for indemnification with respect to such matter may be made after the Pre-Closing Environmental Survival Date, (B) under no circumstance shall ITW's aggregate obligation to provide indemnification for such matter, together with other matters covered by Section 9.2(a) and Section 9.2(f), exceed $315 million, and (C) notwithstanding Section 9.4(d)(2)(B), with respect to any claims for indemnification under Section 9.2(f) with respect to such matter, together with any other claims for indemnification under Section 9.2(f), that are made during the Pre-Closing Environmental Survival Stub Period, under no circumstance shall ITW's aggregate obligation to provide indemnification with respect to such claims exceed $25 million.

(e) Each of ITW, ITW Subsidiary and Investor acknowledges and agrees that its sole and exclusive post-Closing remedy with respect to any and all claims relating to this Agreement and the transactions contemplated hereby (other than (x) claims arising from fraud, (y) any disputes relating to Closing Net Operating Assets, Closing Cash and/or Closing Indebtedness, which shall be governed by Section 1.5, and (z) claims arising under any Ancillary Agreement) shall be pursuant to the indemnification provisions set forth in ARTICLE V and this ARTICLE IX. In furtherance of the foregoing, each of ITW, ITW Subsidiary and Investor hereby waives on its own behalf and on behalf of its Affiliates (including in the case of Investor, the Company and the Company Subsidiaries following the Closing), from and after the Closing, to the fullest extent permitted under Law, any and all claims (other than claims arising from fraud and other than any disputes relating to Closing Net Operating Assets, Closing Cash and/or Closing Indebtedness, which shall be governed by Section 1.5) it may have against the other parties hereto or any of their Affiliates arising under, based upon or related to this Agreement or any document or certificate delivered in connection herewith (other than any Ancillary Agreement or any document executed in connection with the Reorganization), including claims arising under Environmental Laws, except pursuant to the indemnification provisions set forth in ARTICLE V and this ARTICLE IX. The foregoing notwithstanding, nothing in this Section 9.4(d) shall limit or restrict the ability or right of Investor, the Company or ITW to seek injunctive or other equitable relief for any breach or alleged breach of any provision of this Agreement (subject to the limitations set forth in Sections 10.2 and 10.3); provided that any procedures in respect of and limitations on Losses or Liabilities in ARTICLE V and this ARTICLE IX shall in no event be diminished or circumvented by such relief.

(f) Notwithstanding any other provision in this Agreement to the contrary, there shall be no right to indemnification hereunder for any Losses (excluding Taxes, which shall be governed by ARTICLE V) that were taken into account in the final determination of Closing Net Operating Assets, Closing Cash or Closing Indebtedness pursuant to Section 1.5.

(g) Each party shall take, and shall cause its Affiliates to take, actions to mitigate Losses, to the extent required by applicable Law, upon and after becoming aware of any event which could reasonably be expected to give rise to a claim for indemnification hereunder.

(h) No Indemnitee shall be entitled to recover any amount relating to any matter arising under one provision of this Agreement to the extent such Indemnitee (or other Company Indemnified Parties in the event of a Company Indemnified Party, other Investor Indemnified Parties in the event of an Investor Indemnified Party or other ITW Indemnified Parties in the

event of an ITW Indemnified Party) had already recovered such amount with respect to such matter pursuant to that or other provisions of this Agreement.

(i) Notwithstanding anything herein to the contrary, in no event shall any Indemnifying Party be liable for any damages other than direct damages, including any incidental, indirect, special, consequential, exemplary or punitive damages (including damages for lost profits, lost revenue or loss of business reputation) except (i) in the event of fraud or willful misconduct or (ii) to the extent awarded against an Indemnitee pursuant to a claim by a third party.

9.5 Computation of Indemnity Payments

(a) The amount payable under this ARTICLE IX in respect of any Loss shall be calculated net of (A) any reserves set forth in the Post-Closing Statement (including the balance sheet delivered in connection therewith) that are taken into account in the determination of the Company Closing Adjustment and (B) any insurance proceeds or other amounts under indemnification agreements with third parties actually received by the Indemnitee on account thereof; provided in each case that the Indemnitee shall (and shall cause its Affiliates to) use commercially reasonable efforts to obtain such insurance (and other) recoveries; and provided further that the Company Indemnified Parties shall have no right to assert any claims under this ARTICLE IX with respect to any matters that would have been covered by insurance had the Company and the Company Subsidiaries maintained the same insurance coverage following the Closing that was maintained by the Company and the Company Subsidiaries (to the extent related to the Business) immediately prior to the Closing. To the extent the Loss (including any Tax) that gives rise to an indemnity payment pursuant to ARTICLE V or this ARTICLE IX is included in income, the indemnitor shall increase such indemnity payment to the applicable Indemnitee to compensate for any Tax detriment to the Indemnitee that is actually realized by it prior to the end of the close of the taxable year in which the fourth anniversary of such indemnity payment occurs (the aggregate of such indemnity payment and such increase, an "Indemnity Payment"). To the extent the Loss that gave rise to an Indemnity Payment results in a Tax benefit to the Indemnitee that is actually realized by it prior to the end of the close of the taxable year in which the fourth anniversary of such Indemnity Payment occurs, the Indemnitee shall remit to the applicable indemnitor such Tax benefit (determined on a with and without basis) (a "Tax Benefit Payment"); provided that in no event shall the cumulative Tax benefit remitted by the Indemnitee exceed the amount of the applicable Indemnity Payment. If any such Tax benefit is subsequently disallowed or unnecessary (e.g., a carryback of losses into the taxable year in which such Tax Benefit was taken into account), the applicable indemnitor shall make an appropriate reconciliation payment to the Indemnitee. Notwithstanding the foregoing provisions of this Section 9.5(a), if any cap described in Section 5.10 or 9.4(c), as the case may be, is applicable and has been met, no Tax Benefit Payment shall be required to be made.

(b) The Indemnitee shall use commercially reasonable efforts to seek full recovery under all insurance policies and/or indemnification agreements covering any indemnifiable Loss to the same extent as the Indemnitee would if such Loss were not subject to indemnification under this Agreement. In the event that an insurance or other recovery is made at any time after an indemnification payment by the Indemnitee has been made with respect to any indemnified Loss, then, to the extent of the amount of such indemnification payment, a refund equal to the

aggregate net amount of the recovery (less the costs of recovery to the Indemnitee) shall be made promptly to the Person or Persons that provided such indemnity payment to such Indemnitee. The party making any indemnification payment hereunder shall be subrogated to all rights of the Indemnitee in respect of any Losses indemnified by such party.

(c) No party shall be entitled to indemnification pursuant to this ARTICLE IX, to sue for damages or to assert any other right or remedy with respect to any Loss, cause of action or other claim to the extent it is a Loss, cause of action or claim with respect to which such party or any of its Affiliates has taken action (or caused action to be taken) the primary purpose of which is to accelerate the time period in which such matter is asserted or payable in order to ensure the applicability of indemnification pursuant to this ARTICLE IX.

9.6 Procedures for Indemnification

(a) Any Person making a claim for indemnification under Section 9.1, Section 9.2 or Section 9.3 (an "Indemnified Party") shall notify the party against whom indemnification is sought (an "Indemnifying Party") of the claim in writing promptly after receiving notice of any action, lawsuit, proceeding, investigation, demand or other claim against the Indemnified Party by a third party (a "Third Party Claim"), describing the Third Party Claim, the amount thereof (if known and quantifiable) and the basis thereof in reasonable detail; provided that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the indemnifiable Losses to be greater than such Losses would have been had the Indemnified Party given the Indemnifying Party prompt notice hereunder.

Except as otherwise provided in Section 9.7, any Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party's expense, and at its option shall be entitled to assume the defense thereof by appointing a reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided that the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose (provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party and shall not be recoverable from such Indemnifying Party under this ARTICLE IX). Notwithstanding the foregoing, if the Indemnified Party shall have determined in good faith and upon advice of counsel that (a) an actual or likely conflict of interest makes representation of the Indemnifying Party and the Indemnified Party by the same counsel inappropriate or (b) the defendants in, or targets of, any such action or proceeding include both the Indemnified Party and an Indemnifying Party, and the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defense of such action or proceeding on behalf of the Indemnified Party), then, in each case, the Indemnified Party may, upon notice to the Indemnifying Party, engage separate counsel, and the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party to the extent the Third Party Claim is indemnifiable hereunder (but only to the extent such separate counsel agrees to comply with any written guidelines established by the Indemnifying Party that are applicable to substantially all outside counsel retained by such Indemnifying Party, which guidelines shall be provided to the

Indemnified Party promptly upon the Indemnifying Party's receipt of notice that the Indemnified Party intends to engage separate counsel due to an actual or likely conflict of interest).

Upon assumption of the defense of any such Third Party Claim by the Indemnifying Party, the Indemnified Party will not pay, or permit to be paid, any part of the Third Party Claim, unless the Indemnifying Party consents in writing to such payment or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnified Party is entered against the Indemnified Party for such Liability. Notwithstanding anything to the contrary herein, the Indemnifying Party shall not compromise or settle, or admit any Liability with respect to, any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), unless the relief consists solely of (i) money damages (all of which the Indemnifying Party shall pay) and (ii) includes a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all Liability with respect thereto.

In all cases with respect to Third Party Claims, the parties shall provide reasonable cooperation to each other in defense of such Third Party Claims, including by making employees, information and documentation reasonably available (including for purposes of fact finding, consultation, interviews, depositions and, if required, as witnesses) and providing such information, testimony and access to their books and records, during normal business hours and upon reasonable notice, in each case as shall be reasonably necessary in connection with the contest or defense.

If the Indemnifying Party shall not reasonably promptly assume the defense of any such Third Party Claim, or fails to prosecute or withdraws from the defense of any such Third Party Claim, the Indemnified Party may defend against such matter, at the Indemnifying Party's expense, in a manner consistent with the above provisions regarding conduct of the defense by the Indemnified Party; provided that the Indemnified Party may not settle any such matter without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(b) The Indemnified Party shall notify the Indemnifying Party with respect to a Covered Claim even though the amount thereof plus the amount of other Covered Claims previously notified by the Indemnified Party in the aggregate is less than the Deductible.

(c) In the event that any party or any of its Affiliates alleges that it is entitled to indemnification hereunder, and that its claim is covered under more than one provision of this ARTICLE IX, such party or Affiliates shall be entitled to elect the provision or provisions under which it may bring a claim for indemnification.

(d) A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the party from whom indemnification is sought.

9.7 Special Procedures Relating to Indemnified Environmental Matters.

(a) Notwithstanding anything to the contrary in this Agreement, ITW shall have the right to control the management of any Indemnified Environmental Matter, including management of any Remedial Action (an "On-Site Remedial Action") which involves any

Owned Real Property or Leased Real Property associated with such Indemnified Environmental Matter (a "Specified Environmental Property"). ITW shall keep the Company reasonably informed regarding its management of any Indemnified Environmental Matter, including providing copies to the Company of notices, correspondence, reports, submissions and work plans to be submitted to a Governmental Body overseeing any Indemnified Environmental Matter. If the exchange of information between the Company and ITW pursuant to this Section 9.7 would require either party to reveal information that would otherwise be protected by the attorney-client privilege, or any attorney work product doctrine or other privilege pertaining to confidentiality, then ITW and the Company will, at the request of either party, enter into a reasonable confidentiality agreement, joint defense agreement or similar agreement, governing the terms and conditions of such access and preserving, to the greatest extent possible, the confidentiality of the information provided. The parties will cooperate with each other as reasonably requested in all matters relating to any Indemnified Environmental Matter.

(b) If the cost of any Indemnified Environmental Matter hereunder is increased, or any environmental condition on any of the Specified Environmental Properties is exacerbated or worsened, due to an act or omission after the Closing by the Company, its Affiliates (excluding ITW and the Non-Company Affiliates) or their respective employees, contractors or agents, ITW shall not be responsible for any such increase in costs or other damages incurred to the extent caused by such act or omission after the Closing by the Company, its Affiliates (excluding ITW and the Non-Company Affiliates) or their respective employees, contractors or agents. With respect to any On-Site Remedial Action, ITW shall not be responsible for any increased costs or Losses to the extent they arise by reason of a change in use of the Specified Environmental Property to a residential or commercial use that subjects the Specified Environmental Property to remediation standards more stringent than those in effect on the Closing Date.

(c) The parties agree that ITW's obligations under this Agreement with respect to any claim involving Remedial Action, including any On-Site Remedial Action, shall be to satisfy the requirements of Law, including applicable Environmental Law. With respect to any On-Site Remedial Action, the parties further agree that ITW's obligation shall be to conduct a Remedial Action that is consistent with the use of the Specified Environmental Property as of the Closing Date, as well as available options for risk-based closures, engineering controls and other institutional controls in lieu of cleanup (including the use of engineered barriers); provided that such controls are acceptable to the relevant Governmental Body and are in compliance with Law and do not prevent or inhibit (other than de minimis conditions) the use of such Specified Environmental Property as occurred as of the Closing Date. The Company agrees that it shall accept risk-based closures, engineering controls or other institutional controls (including the use of engineered barriers), if such controls are needed in order for ITW to complete an On-Site Remedial Action consistent with the requirements of this Agreement; provided that such controls are acceptable to the relevant Governmental Body and are in compliance with Law and do not prevent or inhibit (other than de minimis conditions) the use of such Specified Environmental Property as occurred as of the Closing Date. A Remedial Action shall be deemed completed when each applicable Governmental Body having jurisdiction over, or overseeing, the Remedial Action issues a written notice that no further action is required, or, if no governmental oversight is applicable, then a third-party reasonably acceptable to both parties reasonably determines that the Remedial Action meets the applicable requirements of this Agreement and applicable Environmental Law.

(d) During the course of any On-Site Remedial Action whereby one of the Specified Environmental Properties is owned, leased or otherwise under the control of the Company at the time of such On-Site Remedial Action, the Company shall, and hereby does, grant to ITW, its agents, employees, contractors and consultants, at no cost other than as set forth below, such access to such Specified Environmental Property as is reasonably necessary to perform or oversee and monitor performance of such Remedial Action; provided that ITW will reimburse the Company for the reasonable, out-of-pocket cost of any such access and provided further that such access does not significantly impact on the Company's use and enjoyment of such Specified Environmental Property. The Company will also allow, to the extent of the Company's authority to so allow, ITW to install and maintain at, on or under the Specified Environmental Property remediation devices (including, but not limited to, monitoring wells or ground water recovery and treatment systems) that are required by any Governmental Body or that are reasonably necessary to perform any On-Site Remedial Action; provided that the installation and maintenance of such devices does not significantly impact on the Company's use and enjoyment of such Specified Environmental Property.

(e) The Company may not enter into any settlement or voluntary agreement relating to any Indemnified Environmental Matter without the consent of ITW, such consent not to be unreasonably withheld, conditioned or delayed.

(f) ITW shall have no obligations to the extent any Loss results from any voluntary actions after the Closing by the Company or its consultants, agents or Affiliates (excluding ITW and the Non-Company Affiliates) to investigate and/or remediate soil, groundwater or other environmental condition at any of the Specified Environmental Properties, except to the extent that the Company reasonably believes that such voluntary actions conducted in good faith are necessary in order to protect human health, safety or the environment, reduce the Losses otherwise subject to indemnity hereunder, comply with applicable Law or requirement of a Governmental Body and were not conducted for the sole purpose of identifying the Loss at issue. Notwithstanding the foregoing, the Company shall notify ITW in advance of the taking of any environmental samples from any of the Specified Environmental Properties and will permit ITW to obtain split or duplicate samples at ITW's cost. The parties further agree that ITW shall have no obligations to the extent any Loss results from any voluntary disclosure, report or other communication (whether oral or written) after the Closing from the Company (or their Affiliates or agents) to any Governmental Body regulating Environmental Laws ("Notification"), unless such notification was required by Environmental Law or other applicable Law or by a Governmental Body or in connection with efforts to protect human health, safety or the environment.

(g) In the event that the Company sells or otherwise transfers ownership or control of any Specified Environmental Property, the Company will use commercially reasonable efforts to include in the instrument of sale or transfer provisions that preserve all of the rights of ITW under this Section 9.7. Except as set forth in this ARTICLE IX, nothing in this Agreement is intended or should be construed to create an obligation on the part of ITW to indemnify, defend or hold harmless any third party, unless ITW expressly consents in writing to undertake such obligation(s).

ARTICLE X
TERMINATION AND WAIVER

10.1 Termination

This Agreement may be terminated:

(a) at any time prior to the Closing by the mutual written consent of ITW and Investor;

(b) by Investor, if ITW, ITW Subsidiary or the Company breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2, (B) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by Investor;

(c) by ITW, if (x) Investor breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.1, (ii) cannot be or has not been cured within 30 days following delivery of written notice of such breach or failure to perform and (iii) has not been waived by ITW, or (y) (i) all of the conditions set forth in Section 6.2 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing), (ii) ITW has given notice to Investor in writing that it is prepared and able to consummate the Closing (assuming the Debt Financing would be available at the Closing and the conditions set forth in Section 6.1 that by their terms are to be satisfied or waived at Closing would be satisfied or waived at the Closing) and (iii) Investor fails to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 1.4; and

(d) by Investor or by ITW, upon written notice to the other party, if the Closing has not occurred on or prior to January 31, 2013 (the "Outside Date").

Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this ARTICLE X shall not be available to any party (a) that is in material breach of its representations, warranties, covenants or other agreements set forth herein or (b) whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the primary cause of, or primarily resulted in, the failure to satisfy any condition to the obligations of the other party hereunder.

10.2 Effect of Termination

(a) In the event of termination in accordance with Section 10.1, this Agreement will forthwith become void and there will be no Liability on the part of any party hereto, except that Sections 2.18 and 3.5 relating to brokers' fees, Section 4.5 relating to confidentiality, Sections 4.12(b) and (c), this Section 10.2, ARTICLE XI and any corresponding definitions set forth in ARTICLE XII shall survive termination; provided, however, that except as set forth below, nothing herein shall relieve ITW, ITW Subsidiary or the Company from Liability for any willful breach hereof prior to such termination.

(b) In the event that this Agreement is terminated pursuant to (i) Section 10.1(c)(x) and, at such time, (x) ITW has confirmed in written notice to Investor that it was prepared to consummate the Closing at such time (assuming the Debt Financing would be available at the Closing and the conditions set forth in Section 6.1 that by their terms are to be satisfied or waived at Closing would be satisfied or waived at the Closing), (y) all the other conditions set forth in Section 6.2 were satisfied or waived (other than those conditions that by their terms are to be satisfied at Closing) and (z) Investor was required to complete the Closing on the Closing Date pursuant to Section 1.4, or (ii) Section 10.1(c)(y), then Investor shall pay ITW an amount equal to $63 million (the "Termination Fee"); provided that notwithstanding anything to the contrary set forth herein, Investor shall not be required to pay the Termination Fee with respect to the foregoing clause (ii), if the Financing was not available as a result of the failure of the representations and warranties of ITW set forth in clauses (ii), (iii) and (iv) of the last sentence of Section 2.5(a) to be true and correct in all respects (subject to the disclosures set forth in Schedule 2.5).

(c) In the event the Termination Fee is payable, such fee will be paid to ITW by Investor in immediately available funds within three Business Days after the date of termination of this Agreement. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Termination Fee or expanding the circumstances in which the Termination Fee is to be paid, it is agreed that the Termination Fee is liquidated damages, and not a penalty, and the payment of the Termination Fee in the circumstances specified herein is supported by due and sufficient consideration. While ITW may pursue both a grant of specific performance under Section 10.3(b) and the payment of the Termination Fee under this Section 10.2(c), under no circumstances shall ITW, prior to the Closing, be permitted or entitled to receive both a grant of specific performance which would result in consummation of the Closing and monetary damages in connection with this Agreement or any termination of this Agreement, including all or any portion of the Termination Fee.

(d) ITW and Investor acknowledge and agree that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated hereby, and that without these agreements the parties would not have entered into this Agreement.

(e) Notwithstanding anything to the contrary in this Agreement, if Investor fails to effect the Closing when required by Section 1.4 for any or no reason or otherwise prior to the Closing breaches this Agreement or fails to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), then (i) except for the right of ITW to seek an injunction, specific performance or other equitable relief as and only to the extent expressly permitted by Section 10.3(b) and except for the right of ITW to bring a Pre-Closing Damages Proceeding pursuant to the third sentence of this Section 10.2(e), ITW's and its Affiliates' sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against any of the Investor Parties for any pre-Closing breach, loss or damage shall be to terminate this Agreement as provided in Section 10.1(c)(x) or 10.1(c)(y), and receive payment of the Termination Fee, in each case to the extent provided by Section 10.2(b) or, with respect to the obligation to pay the Termination Fee, the Guarantee, as applicable, and (ii) upon payment of the Termination Fee, as provided in the immediately foregoing clause (i), none of the Investor Parties will have any liability to ITW or any of its Affiliates or any other Person, whether at Law or equity, in contract in tort or otherwise arising from or in connection with pre-Closing breaches

by Investor of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that the Company or any of its Affiliates may have relating to pre-Closing matters under this Agreement, including for a breach of Section 1.4 hereof (and including relating to the Financing and the Financing Commitments), and no Person will have any rights or claims against any of the Investor Parties relating to any such matters. ITW agrees to cause any Proceeding pending in connection with this Agreement or any of the transactions contemplated hereby (including any Proceeding related to the Financing, the Equity Financing Commitment, the Debt Financing Commitment or the Guarantee) by ITW or any of its Affiliates and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders or Affiliates (collectively, the "ITW Parties") against any of the Investor Parties to be dismissed with prejudice promptly after payment of the Termination Fee. Notwithstanding clause (i) of the second preceding sentence, the parties agree that in the event that (x) ITW has terminated this Agreement pursuant to Section 10.1(c)(x) because of the willful and intentional failure by Investor to perform any of its covenants contained in this Agreement, (y) the Termination Fee is not payable and (z) ITW has sought an injunction, specific performance and/or other equitable relief with respect to the acts or omissions that gave rise to ITW's ability to terminate this Agreement pursuant to Section 10.1(c)(x) as contemplated by clause (x) of this sentence and such injunction, specific performance and/or other equitable relief was determined by a court of competent jurisdiction to not be available, then ITW shall be entitled to seek monetary damages against Investor and/or under the Guarantee with respect to the acts or omissions that gave rise to ITW's ability to terminate this Agreement pursuant to Section 10.1(c)(x) as contemplated by clause (x) of this sentence (a "Pre-Closing Damages Proceeding"); provided that the monetary damages payable by Investor and Guarantor under all Pre-Closing Damages Proceedings shall not exceed, in the aggregate, the amount of the Termination Fee. In no event shall any of the ITW Parties seek or permit to be sought on behalf of any ITW Party any damages from, or otherwise bring any Proceeding against, any of the Investor Parties in connection with pre-Closing breaches of this Agreement or any of the pre-Closing transactions contemplated hereby (including any Proceeding related to the Financing, the Equity Financing Commitment, the Debt Financing Commitment or the Guarantee), other than a Pre-Closing Damages Proceeding, when permitted and to the extent set forth in this Section 10.2(e), a Proceeding to recover payment of the Termination Fee when permitted and to the extent set forth in Section 10.2(b), or a Proceeding for specific performance solely under the circumstances and as specifically set forth in Section 10.3(b). In no event shall ITW be entitled to seek the remedy of specific performance of this Agreement other than solely under the circumstances and as specifically set forth in Section 10.3(b). Nothing in this Section 10.2(e) shall in any way expand or be deemed or construed to expand the circumstances in which Investor or any other Investor Party may be liable under this Agreement or any of the transactions contemplated hereby (including the Financing).

(f) The parties acknowledge and agree that in no event will Investor be required to pay the Termination Fee on more than one occasion.

10.3 Enforcement

(a) The parties agree that irreparable damage would occur in the event that either party does not perform or otherwise breaches provisions of this Agreement in accordance with

their specific terms and that, subject to the limitations provided in Section 10.2 and this Section 10.3, any such breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. The parties acknowledge and agree that Investor shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by ITW, ITW Subsidiary and the Company, and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity. Notwithstanding anything herein to the contrary, except as expressly permitted by Section 10.3(b), the parties hereto acknowledge and agree that neither ITW nor any of its Affiliates shall be entitled (i) to an injunction or injunctions to prevent breaches of this Agreement by Investor, (ii) to enforce specifically the terms and provisions of this Agreement against Investor or (iii) otherwise to obtain any equitable relief or remedy against Investor.

(b) Subject to the last sentence of Section 10.2(c), it is acknowledged and agreed that ITW shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including any expense reimbursement and indemnification obligations). Notwithstanding the foregoing, ITW shall be entitled to specific performance of Investor's obligations pursuant to the terms of this Agreement to cause the Equity Financing to be funded to fund the Investment and to consummate the Investment only in the event that each of the following conditions has been satisfied: (i) Investor is required to complete the Closing on the Closing Date pursuant to Section 1.4, (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) Investor fails to complete the Closing in accordance with Section 1.4 and (iv) ITW has irrevocably confirmed that, if specific performance is granted and the Equity Financing and Debt Financing are funded, and Investor otherwise complies with its obligations hereunder, then the Closing will occur.

(c) Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance (other than on the basis that such remedy is not available pursuant to the terms of this Agreement in respect of the particular instance in question) to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement, to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 10.3. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case when expressly available pursuant to the terms of this Agreement, shall not be required to provide any bond or other security in connection with such order or injunction.

(d) To the extent any party hereto brings any action prior to the Closing to enforce specifically the performance of the terms and provisions of this Agreement when available to such party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended by (1) the amount of time during which such action is pending, plus five Business Days, or (2) such other time period established by the court presiding over such action.

10.4 Waiver

Any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of the other party hereto; (b) waive any inaccuracies in or breaches of the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver will only be valid if set forth in an instrument in writing signed by the party to be bound thereby.

ARTICLE XI
GENERAL PROVISIONS

11.1 Expenses

Except as otherwise set forth herein (including Section 4.15), all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not the Closing will have occurred.

11.2 Notices

All notices, requests, claims, demands and other communications hereunder will be in writing and will be given or made (and will be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by confirmed telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

(a) if to ITW:

Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, IL 60026
Attn: General Counsel
Fax: (847) 657-4700

with a copy to:

Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601
Attn: Matthew F. Bergmann
Fax: (312) 558-5700

(b) if to Investor:

c/o Clayton, Dubilier & Rice, LLC
375 Park Avenue, 18th Floor
New York, NY 10152
Attn: Nathan Sleeper
J.L. Zrebiec
Fax: (212) 407-5252

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attn: Franci J. Blassberg
Kevin A. Rinker
Fax: (212) 909-6836

(c) if to the Company:

Wilsonart International Holdings LLC
c/o Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, IL 60026
Attn: General Counsel

with a copy to, if prior to the Closing:

Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601
Attn: Matthew F. Bergmann
Fax: (312) 558-5700

with a copy to, if following the Closing:

c/o Clayton, Dubilier & Rice, LLC
375 Park Avenue, 18th Floor
New York, NY 10152
Attn: Nathan Sleeper
J.L. Zrebiec
Fax: (212) 407-5252

and

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attn: Franci J. Blassberg
Kevin A. Rinker
Fax: (212) 909-6836

11.3 Severability

If any term or other provision of this Agreement is held invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision that effects the original intent of the parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

11.4 Entire Agreement

This Agreement (including the Exhibits and Schedules hereto) and the Ancillary Agreements, together with the Confidentiality Agreement, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings with respect to the subject matter hereof and thereof, both written and oral. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein, and none shall be deemed to exist or be inferred with respect to the subject matter hereof.

11.5 Assignment

This Agreement shall not be assigned by any party without the prior written consent of the non-assigning parties; provided, however, that Investor may transfer or assign (including by way of a pledge), in whole or in part, to one or more of its Affiliates without the consent of any other party, the right to purchase all or a portion of the Preferred Units, but no such transfer or assignment will limit Investor's obligations hereunder. Upon any such permitted assignment, the references in this Agreement to Investor shall also apply to any such Investor's assignee unless the context requires otherwise.

11.6 No Third Party Beneficiaries

Except as otherwise expressly provided in ARTICLE IX and except for Clayton, Dubilier & Rice, LLC in respect of the CD&R Deal Fee, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that the Financing Sources shall be express third party beneficiaries of and have the right to enforce Sections 10.2, 11.6, 11.7, 11.8 and 11.10.

11.7 Amendment

This Agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto. To the extent that any amendment or modification to Sections 10.2, 11.6, 11.7, 11.8 and 11.10 is sought which is adverse to the rights of the Financing Sources, the prior written consent of the Financing Sources shall be required before such amendment or modification is rendered effective.

11.8 Governing Law; Jurisdiction

(a) This Agreement will be governed by, and construed in accordance with, the Laws of the State of New York, without regard to any principles of conflicts of law thereof that are not mandatorily applicable by Law and would permit or require the application of the Laws of another jurisdiction.

(b) Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by the other party or its successors or assigns shall be brought and determined in any New York State or Federal court sitting in the Borough of Manhattan in The City of New York (or, if such court lacks subject matter jurisdiction, in any appropriate New York State or Federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Nothing in this Section 11.8 shall be deemed to prevent any party from seeking to remove any action to a Federal court in the State of New York. Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing Commitment or the performance thereof, in any forum other than a court of competent jurisdiction sitting in the Borough of Manhattan in the City of New York, New York, whether a state or Federal court, and that the provisions of Section 11.10 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third party claim.

11.9 Public Announcements

From and after the date hereof through (and including) the Closing Date, the timing and content of all press releases or other written public announcements regarding any aspect of this Agreement to the financial community, employees or the general public by Investor or ITW (or the Company) shall be subject to prior consultation with and the consent of the other (which shall not be unreasonably withheld or delayed); provided, however, that a party may, without the prior consent of any other party, issue such a press release or other similar public statement as may be required by applicable Law or any listing agreement with a securities exchange to which the disclosing party is a party, if the disclosing party has used all commercially reasonable efforts to consult with the other and to obtain the other's consent but has been unable to do so in a timely manner.

11.10 Waiver of Jury Trial

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE DEBT FINANCING COMMITMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE DEBT FINANCING COMMITMENT, THE ANCILLARY AGREEMENTS OR THE CONFIDENTIALITY AGREEMENT OR BY THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10.

11.11 Disclosure Generally

Information reflected in any Schedule is not necessarily limited to matters required by this Agreement to be reflected in such Schedule. Such additional information is set forth for informational purposes and does not necessarily include other matters of a similar nature. Disclosure of such additional information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed and disclosure of such information shall not be deemed to enlarge or enhance any of the representations or warranties in this Agreement or otherwise alter in any way the terms of this Agreement. Inclusion of information in any Schedule shall not be construed as an admission that such information is material to the business, assets, liabilities, financial position, operations or results of operations of the Company or the Company Subsidiaries or of the Business.

11.12 Waiver of Conflicts; Attorney-Client Privilege

(a) Investor and the Company waive and will not assert, and the Company agrees to cause the Company Subsidiaries to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the "Post-Closing Representation"), of ITW or any of the Non-Company Affiliates or any shareholder, officer, employee or director of ITW or any of the Non-Company Affiliates (any such Person, a "Designated Person") in any matter involving this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby, by any legal counsel that represented ITW or any of its Affiliates (including the Company and the Company Subsidiaries) in connection with this Agreement or the Ancillary Agreements or the transactions involving Investor, the Company and ITW contemplated hereby or thereby to occur on or prior to the Closing Date (the "Current Representation").

(b) Investor and the Company will not assert, and the Company agrees to cause the Company Subsidiaries to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any officer, employee or director of the Company or any of the Company Subsidiaries (the "Company Designated Persons") occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Investor or any of its Affiliates (including the Company and the Company Subsidiaries), it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by ITW and/or the Non-Company Affiliates; provided that the foregoing acknowledgement of retention shall not extend to any communication not involving this Agreement, the Ancillary Agreements or the transactions involving Investor, the Company and ITW contemplated hereby or thereby to occur on or prior to the Closing Date, or to communications with any Person other than the Company Designated Persons.

11.13 No Presumption Against Drafting Party

Investor and ITW each acknowledge that they have been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

11.14 Time Periods

Unless specified otherwise, any action required hereunder to be taken within a certain number of days shall be taken within that number of calendar days (and not Business Days); provided, however, that if the last day for taking such action falls on a weekend or a holiday in the United States, the period during which such action may be taken shall be automatically extended to the next Business Day.

11.15 Execution of Agreement

This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the

same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic mail transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.

11.16 ITW

ITW acknowledges and agrees with Investor that ITW shall cause ITW Subsidiary and, prior to the Closing, the Company to perform their obligations under this Agreement.

11.17 Currency and Exchange Rate

Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars. In the event that there is any need to convert U.S. dollars into any foreign currency, or vice versa, for any purpose under this Agreement, the exchange rate shall be that published by The Wall Street Journal three (3) Business Days before the date on which the obligation is paid (or if The Wall Street Journal is not published on such date, the first date thereafter on which The Wall Street Journal is published), except as otherwise required by applicable Law (in which case, the exchange rate shall be determined in accordance with such Law).

ARTICLE XII
CERTAIN DEFINITIONS

12.1 Certain Defined Terms

As used in this Agreement, the following terms shall have the following meanings:

"2012 Annual Bonus" has the meaning given in Section 4.6(f).

"Account Balance Plans" has the meaning given in Section 4.6(n).

"Accounting Firm" has the meaning given in Section 1.5(e).

"Accounts Payable" mean all accounts payable, trade payables and other payables of the Company and the Company Subsidiaries determined in accordance with the Calculation Principles, solely to the extent relating to the Business (and assuming full completion of the Reorganization).

"Accounts Receivable" means bona fide and valid receivables arising in the ordinary course of business, excluding any portion to the extent such portion is subject to counterclaim, defense or set-off or is otherwise in dispute except to the extent of the reserve for doubtful accounts, and for which no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made (other than standard payment terms offered by the Company or any Company Subsidiary to its customers).

"Affiliate" means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person.

"Age and Service Requirements" means the attainment of age 55 with a minimum of 10 years of eligibility service.

"Agreement" has the meaning given in the Preamble.

"Ancillary Agreements" means the LLC Agreement, the Transition Services Agreement, the CD&R Consulting Agreement, the ITW Consulting Agreement, the CD&R Indemnification Agreement, the ITW Indemnification Agreement, the Leased Employee Agreement and that certain letter agreement, dated as of the date hereof, among the parties hereto.

"Applicable Non-U.S. Antitrust Approvals" means the necessary approvals, orders, permits or other Consents under any Competition Law set forth on Schedule 4.2.

"Asset Sale Subsidiaries" means Wilsonart, Inc., Premark RWP Inc., ITW Canada, Inc. and ITW Ltd..

"Assets" has the meaning given in Section 2.11(a).

"Audited Financial Statements" has the meaning given in Section 2.5(a).

"Balance Sheet Date" means June 30, 2012.

"Borrower" means the borrower under the Debt Financing Commitment.

"Business" means the manufacture, distribution, production and development of (i) decorative laminate surfacing materials, (ii) solid surface materials, (iii) engineered stone and (iv) adhesives for adhering decorative laminate surfacing materials, solid surface materials and/or engineered stone, in each case, for use in countertops, furniture and flooring.

"Business Benefit Plans" has the meaning given in Section 2.8(b).

"Business Day" means any day other than (i) any Saturday or Sunday or (ii) any other day on which banks located in New York, New York or Chicago, Illinois are required or authorized by Law to be closed for business.

"Business Employee" means (i) any employee of the Company or a Company Subsidiary and (ii) any employee of ITW or a Non-Company Affiliate who will become a Non-US Transferred Employee and Leased Employee as of the applicable Transfer Date.

"Calculation Principles" means the accounting principles set forth on Schedule 1.5(a).

"Capital Expenditure Budget" has the meaning given in Section 2.5(d).

"CD&R Consulting Agreement" means the letter agreement to be entered into by the Company and the other parties identified therein as of the Closing substantially in the form of *Exhibit D* hereto.

"CD&R Deal Fee" means the amount of the deal fee specified by Investor at least two Business Days prior to the Closing, up to a maximum of $19,000,000.

"CD&R Indemnification Agreement" means the indemnification agreement to be entered into by the Company and the other parties identified therein as of the Closing substantially in the form of *Exhibit E* hereto.

"Closing" has the meaning given in Section 1.3(a).

"Closing Allocation Schedule" has the meaning given in Section 1.5(i).

"Closing Cash" means, as of 11:59 p.m., New York time, on the day immediately preceding the Closing Date (and assuming full completion of the Reorganization), all cash, cash equivalents and marketable securities held by the Company and the Company Subsidiaries; provided that Closing Cash shall be reduced by the amount of any checks written by the Company or a Company Subsidiary, but not yet cashed, and increased by the amount of deposits received but not yet cleared by the Company and the Company Subsidiaries as of 11:59 p.m., New York time, on the day immediately preceding the Closing Date. For purposes of Section 1.5, "Closing Cash" shall not include any Excess Foreign Cash.

"Closing Date" has the meaning given in Section 1.3(a).

"Closing Indebtedness" means, without duplication, as of 11:59 p.m., New York time, on the day immediately preceding the Closing Date (and assuming full completion of the Reorganization) all Indebtedness of the Company and the Company Subsidiaries.

"Closing Net Operating Assets" means the net operating assets of the Company and the Company Subsidiaries, as of 11:59 p.m., New York time, on the day immediately preceding the Closing Date (and assuming full completion of the Reorganization) as determined in accordance with the Calculation Principles, and which shall be (i) the sum of all operating assets of the Company and the Company Subsidiaries, including in each case Accounts Receivable (including current and non-current accounts), net of reserves, Inventory, net of reserves excluding the LIFO reserve, prepaid expenses and other current assets (excluding intercompany prepaids), other long-term operating assets and property, plant and equipment, but excluding Closing Cash, deferred Tax assets, income Tax receivables, any Accounts Receivable due or owing to any of the Company and/or Company Subsidiaries from ITW or any of its Affiliates (other than intercompany trade receivables arising in the ordinary course of the Business but only to the extent they are not eliminated prior to Closing) and goodwill and intangibles, minus (ii) the sum of all operating liabilities of the Company and the Company Subsidiaries, including in each case all Accounts Payable and accrued expenses, other non-current accrued liabilities and pension obligations for the Company Benefit Plans and Transferred Benefit Plans, but excluding any Closing Indebtedness, deferred Tax liabilities, income Tax payables, and any Accounts Payable or other obligations owed by any of the Company and/or Company Subsidiaries to ITW or any of its Affiliates (other than intercompany trade payables arising in the ordinary course of the Business to the extent they are not eliminated prior to Closing). For the avoidance of doubt, (x) operating assets shall not include any receivable of the Company or any Company Subsidiary under any Tax sharing, grouping or similar arrangement with ITW or any Non-Company Affiliate and (y) operating assets and operating liabilities shall include any intercompany trade payables and receivables due or owing to any of the Company and/or Company Subsidiaries

from ITW or any of its Affiliates arising in the ordinary course of the Business to the extent they are not eliminated prior to the Closing.

"Code" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"Common Units" has the meaning given in the Recitals.

"Company" has the meaning given in the Preamble.

"Company Benefit Plans" has the meaning given in Section 2.8(a).

"Company Closing Adjustment" has the meaning given in Section 1.5(b).

"Company Designated Persons" has the meaning given in Section 11.12(b).

"Company Indemnified Parties" has the meaning given in Section 9.2.

"Company Policies" has the meaning given in Section 2.16.

"Company Subsidiary" means any Subsidiary of the Company after giving effect to completion of the Reorganization; provided that for purposes of determining the accuracy or inaccuracy of any representation or warranty made by ITW in ARTICLE II, or the compliance with any covenant or agreement of ITW or any of its Affiliates in ARTICLE IV, in each case at or prior to the Closing (and without giving effect to the Reorganization), "Company Subsidiary" shall be deemed to include the Asset Sale Subsidiaries.

"Competing Person" has the meaning given in Section 8.1(a).

"Competition Laws" mean any Laws, including the HSR Act, relating to the regulation of monopolies or competition in any jurisdiction.

"Competitive Activity" has the meaning given in Section 8.1(a).

"Confidentiality Agreement" means the Confidentiality Agreement, dated as of February 17, 2011, between Clayton, Dubilier & Rice, LLC and ITW.

"Consent" means a consent, authorization or approval of a Person or a waiver by a Person.

"Contract" means any written or enforceable oral contract, agreement, license, lease, sales order, purchase order, indenture, mortgage, note, bond or warrant (including all amendments, supplements and modifications thereto), except any common law contracts with employees of the Company or the Company Subsidiaries.

"Copyrights" has the meaning given in the definition of Intellectual Property.

"Covered Claims" has the meaning given in Section 9.4(b).

"Current Representation" has the meaning given in Section 11.12(a).

"Debt Financing" has the meaning given in Section 3.6.

"Debt Financing Commitment" has the meaning given in Section 3.6.

"Debt Financing Fees and Expenses" has the meaning given in Section 4.15.

"Deductible" has the meaning given in Section 9.4(b).

"Deferred Closing" has the meaning given in Section 1.4(b)(2).

"Deferred Closing Country" has the meaning given in Section 1.4(b)(1).

"Deferred Closing Date" has the meaning given in Section 1.4(b)(2).

"Deferred Closing Letter" has the meaning given in Section 1.4(b)(3).

"Deferred Entity" has the meaning given in Section 1.4(b)(1).

"Designated Person" has the meaning given in Section 11.12(a).

"Dollars" or "$" means U.S. dollars.

"Domain Names" has the meaning given in the definition of Intellectual Property.

"Eligible Dependents" means the spouse and other eligible dependents pursuant to the ITW Retiree Contribution Plan.

"Employee Plan" means any (i) employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) including any pension, profit-sharing, retirement, supplemental retirement, welfare benefit, retiree health, and life insurance plans, agreements or arrangements (but excluding any statutory plans or similar employee benefits required by Law other than Material Statutory Plans), and (ii) stock option, stock purchase, restricted stock, phantom stock or other equity-based arrangement, incentive, executive incentive bonus, deferred compensation, termination, severance, retention, change of control, health, group insurance, vacation or other material employee benefit plan, program, policy or arrangement or Material Employment Agreement, whether written or unwritten.

"Encumbrance" means any pledge, lien (including a Tax lien), collateral assignment, security interest, mortgage, easement, option, deed of trust, title retention, conditional sale or other security arrangement, or any license, order or charge, or any adverse claim of title, ownership or use, or any agreement of any kind restricting transfer.

"Environment" means the ambient air, surface water, ground water, land, and surface or subsurface strata, and any medium or area included in the definition of "Environment" under any applicable Environmental Law.

"Environmental Law" means any Law, including any international, federal, state, provincial, local, territorial or municipal Law or any rule or regulation promulgated by any

governmental agency, tribunal or commission, governing or relating to pollution, protection of human health, safety, the Environment or natural resources or exposure to Hazardous Substances.

"Equity Financing" has the meaning given in Section 3.6.

"Equity Financing Commitment" has the meaning given in Section 3.6.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

"ERISA Affiliate Liabilities" has the meaning given in Section 4.6(a).

"Estimated Closing Cash" has the meaning given in Section 1.5(a).

"Estimated Closing Indebtedness" has the meaning given in Section 1.5(a).

"Estimated Closing Net Operating Assets" has the meaning given in Section 1.5(a).

"Excess Foreign Cash" has the meaning given in Section 4.9(b).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Exhibit" or "Exhibits" means respectively the document or documents attached to this Agreement as exhibits.

"Fee Letter" has the meaning given in Section 3.6.

"Final Allocation Schedule" has the meaning given in Section 1.5(i).

"Financial Statements" has the meaning given in Section 2.5(a).

"Financing" has the meaning given in Section 3.6.

"Financing Commitments" has the meaning given in Section 3.6.

"Financing Sources" means the Persons that have committed to provide or have otherwise entered into agreements in connection with the Debt Financing Commitment or alternative debt financings in connection with the transactions contemplated hereby, including the parties named in Section 3.6 and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns.

"Foreign Cash Cap" has the meaning given in Section 4.9(b).

"French Sale Option" has the meaning given in Section 4.19.

"Fundamental Representations" has the meaning given in Section 9.4(a).

"GAAP" means United States generally accepted accounting principles.

"Governmental Body" means any domestic or foreign government, including any foreign, federal, state, provincial, local, territorial or municipal government or any governmental division, agency or authority thereof, court or judicial authority, tribunal or commission.

"Governmental Order" means any order, writ, judgment, award, ruling, injunction, decree or consent decree entered by or with any Governmental Body.

"Grow-In US Employees" means Transferred US Employees who as of the Leasing Term Date have not yet satisfied the Age and Service Requirements, but who (assuming continued employment) will satisfy the Age and Service Requirements on or before the second anniversary of the US Transfer Date.

"Guarantee" means the limited guarantee by Guarantor, dated as of the date hereof, in favor of ITW with respect to certain obligations of Investor arising under, or in connection with, this Agreement.

"Guarantor" means Clayton, Dubilier & Rice Fund VIII, L.P.

"Hazardous Substance" means any hazardous substance, hazardous waste, toxic substance, pollutant, and any other similarly described substance as defined in any applicable Environmental Law, including petroleum, petroleum products, asbestos and asbestos containing materials.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Inactive Employees" has the meaning given in Section 4.6(c).

"Indebtedness" means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (v) any obligations of such Person under any lease of property, real or personal, which obligations are required to be classified as capital leases in accordance with GAAP, (vi) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof), (vii) all letters of credit or performance bonds issued for the account of such Person (excluding (A) letters of credit issued for the benefit

of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (B) standby letters of credit relating to insurance and (C) surety bonds and customs bonds) and (viii) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a Subsidiary of such Person.

"Indemnified Environmental Matter" means any matter that is subject to indemnification pursuant to Section 9.2(f).

"Indemnified Party" has the meaning given in Section 9.6(a).

"Indemnifying Party" has the meaning given in Section 9.6(a).

"Indemnitee" means any Indemnified Party or Tax Indemnified Party.

"Indemnity Payment" has the meaning given in Section 9.5(a).

"Intellectual Property" means any of the following: United States or foreign (i) patents and patent applications (collectively, "Patents"); (ii) registered and unregistered trademarks, service marks, trade dress and other indicia of origin, pending trademark and service mark registration applications and intent-to-use registrations or similar reservations of marks (collectively, "Marks"); (iii) registered and unregistered copyrights (including in Software) and applications for registration (collectively, "Copyrights"); (iv) internet domain names ("Domain Names"); and (v) trade secrets and proprietary information, including unpatented inventions, invention disclosures, know-how, methods, processes, customer lists, data and databases, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, "Trade Secrets").

"Intellectual Property Contracts" means any Contract to which the Company or any Company Subsidiary is a party and pursuant to which (A) the Company or any Company Subsidiary permits any Person to use any Owned Intellectual Property, (B) any Person permits the Company or any Company Subsidiary to use Intellectual Property not owned by the Company or any Company Subsidiary, or (C) the Company's or such Company Subsidiary's right to use or register Intellectual Property is restricted.

"Intercompany Balances" means, as of any date, all balances as of such date between ITW and the Non-Company Affiliates, on the one hand, and the Company and the Company Subsidiaries, on the other hand, including intercompany accounts receivable and intercompany accounts payable.

"Intercompany Contract" has the meaning given in Section 4.9(a).

"Internal IT Systems" means the hardware, Software, network and telecommunications equipment and Internet-related information technology infrastructure owned or leased by ITW or any of its Affiliates (including the Company and the Company Subsidiaries), other than Human Resources, payroll and employee benefits functions.

"Intracompany Obligation" means any obligation between the Company and one or more of the Company Subsidiaries or between any two or more of the Company Subsidiaries, including intercompany accounts receivable and intercompany accounts payable.

"Inventory" means all inventory, including all purchased materials, manufactured parts, finished goods, raw materials, work in progress, packaging, spare parts and shop and production supplies, whether in the Company's or a Company Subsidiary's possession, in transit to or from the Company or a Company Subsidiary or held by any third party, provided that all of the Inventory is stated at lower cost of market (based on the FIFO ("first-in, first-out") method of determining the cost), net of any reserve for obsolescence, slow moving or excess inventory.

"Investment" has the meaning given in the Recitals.

"Investor" has the meaning given in the Preamble.

"Investor Exit Date" means the date on which the CD&R Members and their Permitted Affiliate Transferees (each, as defined in the LLC Agreement) cease to collectively own at least twenty percent (20%) of the outstanding equity interests of the Company or any successor thereto.

"Investor Indemnified Parties" has the meaning given in Section 9.2.

"Investor Parties" means (i) Investor and the Guarantor, (ii) the Financing Sources, (iii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of any person named in clause (i) above and (iv) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of any of the foregoing.

"Investor Transaction Expenses" means (i) the costs, fees and expenses incurred by Investor and its Affiliates (including fees and expenses of legal, accounting and financial advisors and including the Debt Financing Fees and Expenses) in connection with the transactions contemplated hereby and (ii) the costs, fees and expenses incurred by Investor and its Affiliates resulting from the engagement of any consultants in connection with the Business that is consistent with the separation plan discussed between the parties; provided that the Investor Transaction Expenses described in clause (i) above and the CD&R Deal Fee shall be subject to an overall aggregate cap of $65,000,000.

"IRS" means the Internal Revenue Service.

"ITW" has the meaning given in the Preamble.

"ITW Benefit Plans" has the meaning given in Section 2.8(b).

"ITW Consulting Agreement" means the letter agreement to be entered into by the Company and the other parties identified therein as of the Closing substantially in the form of *Exhibit F* hereto.

"ITW Defined Contribution Plans" has the meaning given in Section 4.6(m).

"ITW Designations" has the meaning given in Section 8.5(a).

"ITW Indemnification Agreement" means the indemnification agreement to be entered into by the Company and the other parties identified therein as of the Closing substantially in the form of *Exhibit G* hereto.

"ITW Indemnified Parties" has the meaning given in Section 9.1.

"ITW Information" has the meaning given in Section 4.5(b).

"ITW Parties" has the meaning given in Section 10.2(e).

"ITW Retiree Contribution Plan" means the ITW Retiree Health Care Contribution Plan.

"ITW Retiree Health Care Benefits" means reimbursement for eligible health care costs pursuant to the ITW Retiree Contribution Plan.

"ITW Subsidiary" has the meaning given in the Preamble.

"ITW Transaction Expenses" means the costs, fees and expenses of outside legal counsel, Deloitte & Touche LLP and other third party consultants, in each case incurred by ITW and its Affiliates in connection with the transactions contemplated hereby; provided that the ITW Transaction Expenses shall be subject to an overall cap of $6,000,000 (it being understood that any costs, fees and expenses incurred by the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement (including the Reorganization), other than the ITW Transaction Expenses, that are not paid at or prior to the Closing shall be included as current liabilities under the definition of Closing Net Operating Assets).

"ITW U.S. Defined Contribution Plans" has the meaning given in Section 4.6(m).

"Knowledge" means, when used with respect to ITW, the actual knowledge, after reasonable inquiry (which, with respect to any persons primarily engaged in a specialization, shall be limited to the reasonable inquiry into the subject matter relating to such person's specialization), of any person set forth on Schedule 12.1(B).

"Law" means any foreign, federal, state or local law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree or other binding directive issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Body.

"Leased Employees" has the meaning given in Section 4.6(b).

"Leased Employee Agreement" means the Leased Employee Agreement in substantially the form attached hereto as *Exhibit H*.

"Leasing Period" has the meaning given in Section 4.6(b).

"Leased Real Property" has the meaning given in Section 2.12(b).

"Leasing Term Date" means the last day of the term of the Leased Employee Agreement, as specified therein.

"Liability" or "Liabilities" means debts, commissions, duties, fees, salaries, performance or delivery penalties, warranty liabilities and other liabilities and obligations (whether pecuniary or not, including obligations to perform or forebear from performing acts or services), fines or penalties.

"LLC Agreement" has the meaning given in the Recitals.

"Loss" means any and all Liabilities, losses, damages, expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys' and accountants' fees and expenses, in each case, in connection with any Proceeding), costs, fines, fees, penalties and obligations, whether or not involving a Third Party Claim.

"Loss of Coverage" has the meaning given in Section 4.6(c).

"Major Customers" has the meaning given in Section 2.20.

"Major Suppliers" has the meaning given in Section 2.20.

"Marketing Period" means the first period of 25 consecutive calendar days after the date hereof throughout and at the end of which (a) Investor shall have the Required Information from ITW and the Offering Materials shall be complete and (b) the conditions set forth in Section 6.2(d) and Section 6.2(e) shall be satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 25 consecutive calendar day period; provided that (i) (x) such consecutive day period shall not commence prior to September 4, 2012, (y) such consecutive day period shall not be required to be consecutive to the extent it would include November 21, 2012 through November 25, 2012 (which dates set forth in this clause (y) shall be excluded for purposes of the 25 calendar day period) and (z) if such consecutive calendar day period has not ended prior to December 21, 2012, then it will not commence until January 2, 2013 and (ii) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the Marketing Period, (A) unaudited financial information for any fiscal quarter included in the Required Information becomes stale under Regulation S-X promulgated under the Securities Act, in which case the Marketing Period shall not be deemed to commence unless and until the earliest date on which ITW has furnished Investor with updated Required Information, (B) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any of the Audited Financial Statements, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such Audited Financial Statements by Deloitte

& Touche LLP or another nationally-recognized independent public accounting firm or (C) the Company or any of its Affiliates restates or the Company's board of directors has determined to restate any historical financial statements of the Company, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the Company's board of directors subsequently concludes that no restatement shall be required in accordance with GAAP.

"Marks" has the meaning given in the definition of Intellectual Property.

"Material Adverse Effect" means any change, effect, occurrence or state of facts that has, or would reasonably be expected to have, a materially adverse effect on the financial condition, business, properties, rights, assets or results of operations of the Business or the Company and the Company Subsidiaries, taken as a whole (after giving effect to the Reorganization), other than any change, effect, occurrence or state of facts to the extent relating to (i) changes in business, economic or regulatory conditions as a whole or in the industries in which the Company and the Company Subsidiaries operate, (ii) an outbreak or escalation in hostilities involving the United States, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions or military installations, (iii) changes in financial, banking or securities markets (including any disruption thereof), (iv) changes in GAAP, (v) changes in Law, (vi) changes in commodity prices, (vii) the announcement of, or the taking of any action contemplated by, this Agreement and the other agreements contemplated hereby, including the loss of any customers, suppliers or employees resulting therefrom and including compliance with the covenants set forth herein (other than for purposes of the representations and warranties contained in Section 2.3, Section 2.4 and Section 2.15, and the conditions in Section 6.2(a) to the extent they relate to the representations and warranties contained in Section 2.3, Section 2.4 and Section 2.15), (viii) any actions required under this Agreement or required hereunder in order to obtain any waiver or Consent from any Person or Governmental Body or (ix) any failure by the Company, the Company Subsidiaries or the Business to meet any projections, forecasts or estimates of revenue or earnings (provided that the underlying cause of such failure may be considered in determining whether there is a Material Adverse Effect), except, in the cases of clauses (i), (ii), (iii), (iv) and (v), to the extent that such adverse effects materially and disproportionately have a greater adverse impact on the Company and the Company Subsidiaries, taken as a whole, as compared to the adverse impact such changes have on companies in the industry in which the Company and the Company Subsidiaries operate.

"Material Contracts" has the meaning given in Section 2.14.

"Material Employment Agreements" has the meaning given in Section 2.8(c).

"Material Statutory Plan" means a statutory defined benefit, seniority premium, or termination indemnity plan in Germany, France, Mexico, or Thailand.

"Minimum Per Claim Amount" has the meaning given in Section 9.4(b).

"Minority Investment" has the meaning given in Section 8.1(b)(C).

"Multiemployer Plan" has the meaning given in Section 2.8(i).

"New Business License" has the meaning given in Section 1.4(b)(2).

"New Certificate" has the meaning given in Section 1.4(b)(2).

"Non-Company Affiliate" means any Affiliate of ITW other than the Company and the Company Subsidiaries (after giving effect to the Reorganization).

"Non-Competition Period" has the meaning given in Section 8.1(a).

"Non-Solicitation Period" has the meaning given in Section 8.2(a).

"Non-US Business Employees" means Business Employees employed outside the U.S.

"Notice of Disagreement" has the meaning given in Section 1.5(d).

"Offering Materials" has the meaning given in Section 4.12(a)(4).

"Outside Date" has the meaning given in Section 10.1(d).

"Owned Intellectual Property" has the meaning given in Section 2.13(a).

"Owned Real Property" has the meaning given in Section 2.12(a).

"Patents" has the meaning given in the definition of Intellectual Property.

"Permit" means any permit, license, approval, consent, registration, variance, certification, endorsement or qualification granted by or obtained from any Governmental Body pursuant to Law.

"Permitted Encumbrances" means (i) any restriction on transfer arising under applicable securities Law; (ii) liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by ITW (or any of its Affiliates), the Company or the Company Subsidiaries and for which adequate reserves are maintained on the financial statements of ITW (or any of its Affiliates), the Company or the Company Subsidiaries in accordance with GAAP consistently applied; (iii) mechanics', construction, carriers', workers', repairers' and similar statutory liens imposed by law arising or incurred in the ordinary course of business for amounts which are not delinquent and for which adequate reserves are maintained on the financial statements of ITW (or any of its Affiliates), the Company or the Company Subsidiaries in accordance with GAAP consistently applied; (iv) any agreement with a Governmental Body; provided it has been complied with in all material respects, and zoning, entitlement, building and other land use regulations imposed by any Governmental Body having jurisdiction over the Leased Real Property or Owned Real Property which are not violated in any material respect by the current condition, use and operation of the Leased Real Property or Owned Real Property; (v) covenants, conditions, restrictions, reservations, limitations, exemptions, rights-of-way, easements and other similar matters of record affecting title to the Leased Real Property or Owned Real Property which do not individually or in the aggregate (A) materially impair the occupancy or use of the Leased Real Property or Owned Real Property for the purposes for which it is currently used or

proposed to be used or (B) materially affect the value of the Leased Real Property or the Owned Real Property; (vi) liens arising under worker's compensation, unemployment insurance, social security, retirement and similar Laws; (vii) liens securing rental payments under capital lease arrangements; (viii) liens of lessors and licensors arising under lease agreements or license arrangements; and (ix) rights of expropriation, access or user or any similar rights conferred on or reserved by or in any statute of a Governmental Body.

"Person" means any natural person, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, group, association or unincorporated organization or any other form of business or professional entity, but does not include a Governmental Body.

"Post-Closing Representation" has the meaning given in Section 11.12(a).

"Post-Closing Statement" has the meaning given in Section 1.5(c).

"Post-Closing Tax Period" means (i) any Tax period ending after the Closing Date and (ii) in the case of any Straddle Period, the portion of such period following, but not including, the Closing Date.

"Pre-65 Retiree Health Care Plan" means a plan to be established by the Company that is effective as of the US Transfer Date and that provides eligible participants with benefits substantially similar (except as provided in this Section 4.6(p)) to those provided under the ITW Retiree Contribution Plan. For the avoidance of doubt, (i) the Pre-65 Retiree Health Care Plan shall not include any medical or dental insurance, and (ii) the amount of a Grow-In US Employee's benefits under the Pre-65 Retiree Health Care Plan shall equal (and not exceed) the amount in such Grow-In US Employee's ITW Retiree Contribution Plan account balance on the Leasing Term Date.

"Pre-Closing Damages Proceeding" has the meaning given in Section 10.2(e).

"Pre-Closing Environmental Liabilities" means all Liabilities arising from or relating to (a) the Release of Hazardous Substances on or prior to the Closing Date at, on, under or from the Owned Real Property, Leased Real Property or any other property owned, leased or operated at any time by the Company or any Company Subsidiary or any of their predecessors or Affiliates; (b) any actions taken by the Company or any Company Subsidiary or any of their predecessors or Affiliates in violation of applicable Environmental Laws or Permits issued pursuant to applicable Environmental Laws on or prior to the Closing Date in connection with the transportation, recycling, storage, treatment, handling, use or disposal of, or exposure to, Hazardous Substances; and (c) any violations of, or non-compliance with, any applicable Environmental Laws (or Permits required thereunder) by the Company or any Company Subsidiary or any of their predecessors or Affiliates on or prior to the Closing Date.

"Pre-Closing Environmental Survival Date" means the earlier to occur of (a) the seventh anniversary of the Closing Date and (b) the two-year anniversary of the Investor Exit Date.

"Pre-Closing Environmental Survival Stub Period" means, with respect to an Investor Exit Date that occurs prior to the Pre-Closing Environmental Survival Date, the period beginning on the Investor Exit Date and terminating on the Pre-Closing Environmental Survival Date.

"Pre-Closing Tax Period" means (i) any Tax period ending on or before the Closing Date and (ii) in the case of any Straddle Period, the portion of such period up to and including the Closing Date.

"Preferred Units" has the meaning given in the Recitals.

"Prime Rate" means the rate per annum published in *The Wall Street Journal* from time to time as the prime lending rate prevailing during any relevant period.

"Proceeding" has the meaning given in Section 2.7.

"Purchase Price" has the meaning given in Section 1.2.

"Real Property Leases" has the meaning given in Section 2.12(b).

"Reference Amount" means $292,406,000.

"Registered Intellectual Property" has the meaning given in Section 2.13(a).

"Release" means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the Environment or within any building, structure or facility.

"Remedial Action" means all actions required under Environmental Laws or by any Governmental Body pursuant to Environmental Laws to: (a) clean up, remove, treat or in any other way remediate any Hazardous Substances; (b) prevent the Release of Hazardous Substances so that they do not migrate, endanger public health or welfare or the environment; or (c) perform studies, investigations or monitoring in respect of any such matter.

"Reorganization" has the meaning given in Section 4.9(c).

"Required Information" has the meaning given in Section 4.12(a)(4).

"Restricted Business" means the manufacture, distribution, production and development of (i) decorative laminate surfacing materials, (ii) solid surface materials and (iii) engineered stone, in each case, for use in countertops, furniture and flooring.

"Retention Agreement" has the meaning given in Section 4.6(j).

"Retention Payments" has the meaning given in Section 4.6(j).

"Retirement-Eligible US Employees" means Transferred US Employees who have satisfied the Age and Service Requirements as of the US Transfer Date.

"Return Date" has the meaning given in Section 4.6(c).

"Schedule" or "Schedules" means the Schedules referenced in the introductory paragraph to ARTICLE II (for the avoidance of doubt, whether or not relating to the provisions of ARTICLE II).

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Shared Contract" means any Contract (i) between ITW or any Non-Company Affiliate, on the one hand, and any third party (other than the Company or any Company Subsidiary or ITW or any other Non-Company Affiliate), on the other hand and (ii) which provides for the provision of assets or services to the Business that are utilized in the ordinary course operation of the Business as conducted prior to Closing (excluding any financing arrangements, insurance policies, benefit plans or similar arrangements and other contractual rights of general applicability).

"Software" means all computer software, including application software, system software firmware, source code and object code versions thereof, in any and all forms and media, and all related documentation.

"Straddle Period" means, as the context requires, any Tax period with respect to the Company or any Company Subsidiary that begins before but ends after the Closing Date.

"Subsidiary" or "Subsidiaries" means, with respect to any Person, any other Person of which (i) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity's gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). For the purposes hereof, the term Subsidiary shall include all Subsidiaries of such Subsidiary.

"Subsidiary Voting Debt" has the meaning given in Section 2.2(c).

"Tax" or "Taxes" means all taxes of any kind whatsoever (whether payable directly or by withholding), including franchise, income, gross receipts, personal property, real property, ad valorem, value added, sales, use, documentary, stamp, intangible personal property, social security, wages, pension, withholding or other taxes, together with any interest and penalties, additions to tax or additional amounts with respect thereto imposed by any Tax Authority. Any distribution made by the Company pursuant to Section 5.3(b) of the LLC Agreement shall be treated as a Tax imposed on, paid by and Liability of the Company.

"Tax Authority" means any Governmental Body, including social security administrators, or any agent thereof (third party or otherwise), legally authorized to assess, lien, levy or otherwise collect, litigate or administer Taxes.

"Tax Benefit Payment" has the meaning given in Section 9.5(a).

"Tax Claim" has the meaning given in Section 5.2(a).

"Tax Indemnified Party" has the meaning given in Section 5.2(a).

"Tax Indemnifying Party" has the meaning given in Section 5.2(a).

"Tax Return" means any report, return, document, declaration, payee statement or other information or filing required to be supplied to any Tax Authority with respect to Taxes.

"Tax Sharing Agreements" has the meaning given in Section 5.6.

"Termination Fee" has the meaning given in Section 10.2(b).

"Third Party Claim" has the meaning given in Section 9.6(a).

"Trade Secrets" has the meaning given in the definition of Intellectual Property.

"Transaction Taxes" has the meaning given in Section 5.4.

"Transfer Date" means (i) with respect to Transferred US Employees, the US Transfer Date, and (ii) with respect to all other Business Employees, the Closing Date.

"Transferred Benefit Plans" has the meaning given in Section 4.6(b).

"Transferred Employees" has the meaning given in Section 4.6(b).

"Transferred Non-US Benefit Plans" has the meaning given in Section 4.6(a).

"Transition Services Agreement" means the Transition Services Agreement to be entered into between the Company and ITW as of the Closing, substantially in the form of *Exhibit B* hereto, which shall provide for, among other things, certain transition services for specified periods following the Closing.

"Treasury Regulations" means the Federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, in effect as of the date hereof.

"TUPE" has the meaning given in Section 4.6(a).

"US Transfer Date" has the meaning given in Section 4.6(b).

"Voting Debt" has the meaning given in Section 2.2(a).

"WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any other similar Law.

12.2 Interpretation

The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. In the event of a conflict between language or amounts contained in the body of this Agreement and language or amounts contained in the Exhibits or Schedules attached hereto, the language or amounts in the body of this Agreement shall control. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of this Agreement. The use of the terms "including" or "include" shall in all cases herein mean "including, without limitation" or "include, without limitation," respectively. Reference to any Person includes such Person's successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder, all as in effect on the date hereof. Underscored references to Articles, Sections or Schedules shall refer to those portions of this Agreement. The use of the terms "hereunder," "hereof," "hereto" and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section or clause of or Exhibit or Schedule to this Agreement.

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IN WITNESS WHEREOF, ITW, ITW Subsidiary, the Company and Investor have caused this Agreement to be executed as of the date first written above by their respective duly authorized representatives.

ILLINOIS TOOL WORKS INC.

By: /s/ Jane L. Warner
Name: Jane L. Warner
Title: Executive Vice President

By: /s/ Ronald D. Kropp
Name: Ronald D. Kropp
Title: Senior Vice President and CFO

ITW DS INVESTMENTS INC.

By: /s/ Jane L. Warner
Name: Jane L. Warner
Title: President

WILSONART INTERNATIONAL HOLDINGS LLC

By: ITW DS INVESTMENTS INC., its Member

By: /s/Jane L. Warner
Name: Jane L. Warner
Title: President

CD&R WIMBLEDON HOLDINGS III, L.P.

By: CD&R Wimbledon Holdings, LLC, its general partner

By: CD&R Associates VIII, Ltd., its sole member

By: /s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Secretary